      Filed with the Securities and Exchange Commission on July 17, 2007

Registration No. 333-                      Investment Company Act No. 811-07975
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               Amendment No. 80

                               -----------------

      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                          (Exact Name of Registrant)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                               -----------------

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                (973) 802-7333
   (Address and telephone number of depositor's principal executive offices)

                               JOSEPH D. EMANUEL
                              CHIEF LEGAL OFFICER
                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
        One Corporate Drive, Shelton, Connecticut 06484 (203) 944-7504
              (Name and Address of Agent for Service of Process)

                                   Copy To:
                             Thomas S. Clark, ESQ.
                     VICE PRESIDENT AND CORPORATE COUNSEL
                One Corporate Drive, Shelton Connecticut 06484

          Approximate Date of Proposed Sale to the Public: Continuous

                               -----------------

The registrant hereby amends this registration statement on such date or dates as may be necessery to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     Title of Securities Being Registered:

              Interest in Individual Variable Annuity Contracts.

================================================================================
Premier

                                     PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                                 A PRUDENTIAL FINANCIAL COMPANY
                                        751 Broad Street, Newark, NJ 07102-3777

 PRUDENTIAL/SM/ PREMIER VARIABLE ANNUITY Bb SERIES

 Flexible Premium Deferred Annuity

 PROSPECTUS: July 20, 2007

                      ------------------------

 This prospectus describes a flexible premium deferred annuity (the "Annuity") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "we", "our", or "us"). This Prospectus describes the important features of the Annuity and what you should consider before purchasing it. In addition, selling broker-dealer firms through which the Annuity is sold may decline to make available to their customers certain of the optional features and investment options offered generally under the Annuity. Alternatively, such firms may restrict the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your Financial Professional for further details. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

 THE SUB-ACCOUNTS
 Each Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in an underlying mutual fund portfolio. Currently, portfolios of Advanced Series Trust (formerly named American Skandia Trust) are being offered. See the following page for a complete list of Sub-accounts.

 PLEASE READ THIS PROSPECTUS
 Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

 AVAILABLE INFORMATION
 We have also filed a Statement of Additional Information that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 61. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549 (See the file
 number 333-      ). These documents, as well as documents incorporated by
 reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

                 FOR FURTHER INFORMATION CALL: 1-888-PRU-2888
 This Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

--------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
 THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 PRUDENTIAL/SM/, IS A SERVICE MARK OWNED BY THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND IS USED BY ITS AFFILIATES, INCLUDING PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY.
--------------------------------------------------------------------------------

Prospectus Dated: July 20, 2007 Statement of Additional Information Dated: July 20, 2007
                                                                               PREMIERNY

 PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA, AND FINANCIAL DISCLOSURE
           STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                              INVESTMENT OPTIONS

Advanced Series Trust:
AST Advanced Strategies
AST Aggressive Asset Allocation
AST AllianceBernstein Core Value
AST AllianceBernstein Growth & Income
AST AllianceBernstein Managed Index 500
AST American Century Income & Growth
AST American Century Strategic Allocation
AST Balanced Asset Allocation
AST Capital Growth Asset Allocation
AST Cohen & Steers Realty
AST Conservative Asset Allocation
AST DeAM Large-Cap Value
AST DeAM Small-Cap Value
AST Federated Aggressive Growth
AST First Trust Balanced Target
AST First Trust Capital Appreciation Target
AST Goldman Sachs Concentrated Growth
AST Goldman Sachs Mid-Cap Growth
AST High Yield
AST International Growth
AST International Value
AST JPMorgan International Equity
AST Large-Cap Value
AST Lord Abbett Bond-Debenture
AST Marsico Capital Growth
AST MFS Global Equity
AST MFS Growth
AST Mid-Cap Value
AST Money Market
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Neuberger Berman Small-Cap Growth
AST PIMCO Limited Maturity Bond
AST PIMCO Total Return Bond
AST Preservation Asset Allocation
AST Small-Cap Growth
AST Small-Cap Value
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST T. Rowe Price Large-Cap Growth
AST T. Rowe Price Natural Resources
AST UBS Dynamic Alpha

                                   CONTENTS

INTRODUCTION.............................................................................  1

 WHY WOULD I CHOOSE TO PURCHASE THE ANNUITY?.............................................  1
 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?.......................................  1
 HOW DO I PURCHASE THE ANNUITY?..........................................................  2

GLOSSARY OF TERMS........................................................................  3

SUMMARY OF CONTRACT FEES AND CHARGES.....................................................  5

EXPENSE EXAMPLES.........................................................................  9

INVESTMENT OPTIONS....................................................................... 10

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?...................... 10
 WHAT ARE THE FIXED RATE OPTIONS......................................................... 18

FEES AND CHARGES......................................................................... 19

 WHAT ARE THE CONTRACT FEES AND CHARGES?................................................. 19
 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?........................................... 20
 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?............................... 20
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES............................................... 21

PURCHASING YOUR ANNUITY.................................................................. 22

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?................................... 22

MANAGING YOUR ANNUITY.................................................................... 23

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?......................... 23
 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?............................................ 23
 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?................................................ 24
 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?............................ 24
 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?........................ 24

MANAGING YOUR ACCOUNT VALUE.............................................................. 25

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?............................................ 25
 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?.............. 25
 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?............................... 26
 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?........................................ 26
 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?.... 27

ACCESS TO ACCOUNT VALUE.................................................................. 28

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?........................................ 28
 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?........................................... 28
 CAN I WITHDRAW A PORTION OF MY ANNUITY?................................................. 28
 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?........................................... 28
 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD?......... 29
 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t)/72(q) OF THE INTERNAL REVENUE
   CODE?................................................................................. 29
 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?...................... 29
 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?............................................... 29
 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?............................................ 30
 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?.................................... 30

LIVING BENEFIT PROGRAMS.................................................................. 31

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY
   ARE ALIVE?............................................................................ 31
 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)................................................ 31
 LIFETIME FIVE INCOME BENEFIT (LIFETIME FIVE)............................................ 35
 SPOUSAL LIFETIME FIVE INCOME BENEFIT (SPOUSAL LIFETIME FIVE)............................ 39

                                      (i)

DEATH BENEFIT..................................................  44

 WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?.................  44
 BASIC DEATH BENEFIT...........................................  44
 OPTIONAL DEATH BENEFIT........................................  44
 PAYMENT OF DEATH BENEFITS.....................................  45

VALUING YOUR INVESTMENT........................................  48

 HOW IS MY ACCOUNT VALUE DETERMINED?...........................  48
 WHAT IS THE SURRENDER VALUE OF MY ANNUITY?....................  48
 HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?...................  48
 WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?...................  48

TAX CONSIDERATIONS.............................................  50

GENERAL INFORMATION............................................  58

 HOW WILL I RECEIVE STATEMENTS AND REPORTS?....................  58
 WHAT IS PRUCO LIFE OF NEW JERSEY?.............................  58
 WHAT IS THE SEPARATE ACCOUNT?.................................  58
 WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?..........  58
 WHO DISTRIBUTES ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY?  60
 FINANCIAL STATEMENTS..........................................  60
 HOW TO CONTACT US.............................................  60
 INDEMNIFICATION...............................................  61
 LEGAL PROCEEDINGS.............................................  61
 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...........  61

APPENDIX A - ACCUMULATION UNIT VALUES.......................... A-1

                                     (ii)

                                 INTRODUCTION

 WHY WOULD I CHOOSE TO PURCHASE THE ANNUITY?
 The Annuity is frequently used for retirement planning because it allows you to accumulate retirement savings and also offers annuity payment options when you are ready to begin receiving income. The Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. The Annuity may be used as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Roth IRA, Section 401(a) plans (defined benefit plans and defined contribution plans such as 401(k), profit sharing and money purchase plans) or Tax Sheltered annuities (or 403(b)). The Annuity may also be used as an investment vehicle for "non-qualified" investments. The Annuity allows you to invest your money in a number of Sub-accounts as well as in one or more Fixed Rate Options.

 When the Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as "tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for long-term retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59 1/2. Annuities purchased as a non-qualified investment are not subject to the maximum contribution limits that may apply to a qualified investment, and are not subject to required minimum distributions after age 70 1/2.

 When the Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries, lifetime income options, and the ability to make transfers between numerous Sub-accounts offered under the Annuity. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?

..   The Annuity is a "flexible premium deferred annuity." It is called
    "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.

..   The Annuity offers both Sub-accounts and Fixed Rate Options. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options. Fixed Rate Option interest is guaranteed by us.

..   The Annuity features two distinct periods - the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.

..   During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.

..   The Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.

..   The Annuity offers a basic Death Benefit. It also offers an optional Death
    Benefit that provides an enhanced level of protection for your beneficiary(ies) for an additional charge.

..   You are allowed to withdraw a limited amount of money from each Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.

..   Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.

 HOW DO I PURCHASE THE ANNUITY?
 We sell the Annuity through licensed, registered Financial Professionals. The Annuity has a minimum initial Purchase Payment of $1,000. We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer program under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. Unless we agree otherwise and subject to our rules, if the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age as of the Issue Date of the Annuity, which is 85. No additional Purchase Payments will be permitted after age 85. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity unless we agree otherwise. The availability and level of protection of certain optional benefits may vary based on the age of the Owner or Annuitant on the Issue Date of the Annuity, on the date the benefit is elected or the date of the Owner's death.

                               GLOSSARY OF TERMS

 Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

 Account Value
 The value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity.

 Annuitization
 The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Owner to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

 Annuity Date
 The date you choose for annuity payments to commence. Unless we agree otherwise the Annuity Date must be no later than the first day of the calendar month coinciding with or next following the 95th birthday of the older of the Owner or Annuitant.

 Annuity Year
 A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

 Code
 The Internal Revenue Code of 1986, as amended from time to time.

 Contingent Deferred Sales Charge (CDSC)
 This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a "contingent" charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the effective date of each Purchase Payment. See "Summary of Contract Fees and Charges" for details on the CDSC for the Annuity.

 Fixed Rate Option
 An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.

 Free Look
 Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it or cancel it. This right is referred to as your "Free Look" right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your Annuity contract for more details about your free look right.

 Guaranteed Minimum Income Benefit (GMIB)
 We offer an optional benefit that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the "Protected Income Value"), regardless of the impact of market performance on your Account Value.

 Guarantee Period
 A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.

 Highest Anniversary Value Death Benefit (HAV)
 We offer an optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit and the Highest Anniversary Value, less proportional withdrawals.

 Issue Date
 The effective date of your Annuity.

 Lifetime Five Income Benefit
 We offer an optional benefit that, for an additional cost, guarantees your ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value.

 Owner
 With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

 Spousal Lifetime Five Income Benefit
 We offer an optional benefit that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this Prospectus) the ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value.

 Sub-Account
 We issue your Annuity through our separate account. See "What is the Separate Account?" under the General Information section. The separate account invests in underlying mutual fund portfolios. From an accounting perspective, we divide the separate account into a number of sections, each of which corresponds to a particular underlying mutual fund portfolio. We refer to each such section of our separate account as a "Sub-account".

 Surrender Value
 The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

 Unit
 A measure used to calculate your Account Value in a Sub-account during the accumulation period.

 Valuation Day
 Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

                     SUMMARY OF CONTRACT FEES AND CHARGES

 Below is a summary of the fees and charges for the Annuity. Some fees and charges are assessed against the Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against the Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense Risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each underlying mutual fund portfolio assesses a fee for investment management, other expenses and with some mutual funds, a 12b-1 fee. The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

 The following tables provide a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

                CONTINGENT DEFERRED SALES CHARGES FOR EACH ANNUITY/ 1/
                ------------------------------------------------------
                                   Bb SERIES
                ------------------------------------------------------
                Yr. 1       Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8+
                ------------------------------------------------------
                7.0%        6.0%  5.0%  4.0%  3.0%  2.0%  1.0%   0.0%
                ------------------------------------------------------

                 1 The Contingent Deferred Sales Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.

       --------------------------------------------------------------------
                      OTHER TRANSACTION FEES AND CHARGES
                        (assessed against each Annuity)
       --------------------------------------------------------------------
                                                       FEE/CHARGE
       --------------------------------------------------------------------
       Transfer Fee/ 1/                        ($20.00 maximum) currently
                                                         $10.00
       --------------------------------------------------------------------

 1) Currently, we deduct the fee after the 20/th/ transfer each Annuity Year. We guarantee that the number of charge free transfers per Annuity Year will never be less than 8.

 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

       --------------------------------------------------------------------
                           PERIODIC FEES AND CHARGES
                        (assessed against each Annuity)
       --------------------------------------------------------------------
                                                       FEE/CHARGE
       --------------------------------------------------------------------
       Annual Maintenance Fee/ 1/                Lesser of $30 or 2% of
                                                     Account Value
       --------------------------------------------------------------------
                  ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS/ 2/
           (assessed as a percentage of the daily net assets of the
                                 Sub-accounts)
       --------------------------------------------------------------------
                                                       FEE/CHARGE
       --------------------------------------------------------------------
       Mortality & Expense Risk Charge/ 3/               0.80%
       --------------------------------------------------------------------
       Administration Charge/ 3/                         0.15%
       --------------------------------------------------------------------
       Settlement Service Charge/ 4/                     1.00%
       --------------------------------------------------------------------
       Total Annual Charges of the                       0.95%
       Sub-accounts Service Charge
       (excluding settlement service charge)
       --------------------------------------------------------------------

 (1)Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if Account Value is less than $100,000. For beneficiaries who elect the Beneficiary Continuation Option, the fee is only applicable if Account Value is less than $25,000.
 (2)These charges are deducted daily and apply to the Sub-accounts only.
 (3)The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.
 (4)The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary Continuation Option. The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option, and is expressed as an annual charge.

 The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

  ---------------------------------------------------------------------------
                    YOUR OPTIONAL BENEFIT FEES AND CHARGES
  ---------------------------------------------------------------------------
            OPTIONAL BENEFIT                  OPTIONAL            TOTAL
                                            BENEFIT FEE/         ANNUAL
                                               CHARGE           CHARGE/ 1/
  ---------------------------------------------------------------------------

  GUARANTEED MINIMUM INCOME BENEFIT      (2.00% maximum)/ 2/    0.95% PLUS
  (GMIB)                                    0.50% current        0.50% of
                                               charge        Protected Income
                                                                  Value
  ---------------------------------------------------------------------------

  LIFETIME FIVE INCOME BENEFIT           (1.50% maximum)/ 2/      1.55%
                                            0.60% current
                                               charge
  ---------------------------------------------------------------------------

  SPOUSAL LIFETIME FIVE INCOME BENEFIT   (1.50% maximum)/ 2/      1.70%
                                            0.75% current
                                               charge
  ---------------------------------------------------------------------------

  HIGHEST ANNIVERSARY VALUE DEATH               0.25%             1.20%
  BENEFIT (HAV)
  ---------------------------------------------------------------------------

  LIFETIME FIVE INCOME BENEFIT AND          1.75% maximum         1.80%
  HIGHEST ANNIVERSARY VALUE DEATH           0.85% current
  BENEFIT (the maximum combination of          charge
  optional benefits)
  ---------------------------------------------------------------------------
  Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
  ---------------------------------------------------------------------------

 (1)The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit. Other than for GMIB, each optional benefit charge set forth above is assessed based on the average daily net assets allocated to the Sub-accounts. With respect to GMIB, the charge is assessed against average GMIB Protected Income Value. These optional benefits are not available under the Beneficiary Continuation Option.
 (2)We have the right to increase the charge for each benefit up to the indicated maximum charge upon a step-up or for a new election of the benefit, or upon a reset of the benefit, if permitted. However, we have no present intention of increasing the charge to that maximum level.

 The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("Portfolios") as of December 31, 2006. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

-------------------------------------------------------------------------------------------------------
                             TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
-------------------------------------------------------------------------------------------------------
                                                   MAXIMUM                         MINIMUM
-------------------------------------------------------------------------------------------------------
Total Portfolio Operating Expense                   1.25%                           0.61%
-------------------------------------------------------------------------------------------------------

 The following are the total annual expenses for each underlying mutual fund ("Portfolio") as of December 31, 2006, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses and any 12b-1 fees. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as shown in the table. For certain of the underlying Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life of New Jersey with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

-----------------------------------------------------------------------------------------------------------
                            UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                (as a percentage of the average net assets of the underlying Portfolios)
-----------------------------------------------------------------------------------------------------------
----------------------------------------------            For the year ended December 31, 2006
             UNDERLYING PORTFOLIO             -------------------------------------------------------------
                                               Management    Other     12b-1 Fees  Acquired    Total Annual
                                                  Fees    Expenses/ 1/             Portfolio    Portfolio
                                                                                    Fees &      Operating
                                                                                  Expenses/ 2/   Expenses
-                                              ------------------------------------------------------------
Advanced Series Trust /3/
 AST Advanced Strategies                         0.85%       0.24%       0.00%       0.00%        1.09%
 AST Aggressive Asset Allocation                 0.15%       0.05%       0.00%       0.99%        1.19%
 AST AllianceBernstein Core Value                0.75%       0.14%       0.00%       0.00%        0.89%
 AST AllianceBernstein Growth & Income           0.75%       0.11%       0.00%       0.00%        0.86%
 AST AllianceBernstein Managed Index 500         0.60%       0.14%       0.00%       0.00%        0.74%
 AST American Century Income & Growth            0.75%       0.15%       0.00%       0.00%        0.90%
 AST American Century Strategic Allocation/ 4/   0.85%       0.21%       0.00%       0.00%        1.06%
 AST Balanced Asset Allocation                   0.15%       0.02%       0.00%       0.90%        1.07%
 AST Capital Growth Asset Allocation             0.15%       0.02%       0.00%       0.95%        1.12%
 AST Cohen & Steers Realty                       1.00%       0.13%       0.00%       0.00%        1.13%
 AST Conservative Asset Allocation               0.15%       0.04%       0.00%       0.89%        1.08%
 AST DeAM Large-Cap Value                        0.85%       0.15%       0.00%       0.00%        1.00%
 AST DeAM Small-Cap Value                        0.95%       0.23%       0.00%       0.00%        1.18%
 AST Federated Aggressive Growth                 0.95%       0.14%       0.00%       0.00%        1.09%
 AST First Trust Balanced Target                 0.85%       0.21%       0.00%       0.00%        1.06%
 AST First Trust Capital Appreciation Target     0.85%       0.19%       0.00%       0.00%        1.04%
 AST Goldman Sachs Concentrated Growth           0.90%       0.13%       0.00%       0.00%        1.03%
 AST Goldman Sachs Mid-Cap Growth                1.00%       0.15%       0.00%       0.00%        1.15%
 AST High Yield /5/                              0.75%       0.15%       0.00%       0.00%        0.90%
 AST International Growth/ 6/                    1.00%       0.15%       0.00%       0.00%        1.15%
 AST International Value/ 7/                     1.00%       0.13%       0.00%       0.00%        1.13%
 AST JPMorgan International Equity               0.87%       0.16%       0.00%       0.00%        1.03%
 AST Large-Cap Value                             0.75%       0.11%       0.00%       0.00%        0.86%
 AST Lord Abbett Bond-Debenture                  0.80%       0.14%       0.00%       0.00%        0.94%
 AST Marsico Capital Growth                      0.90%       0.11%       0.00%       0.00%        1.01%
 AST MFS Global Equity                           1.00%       0.25%       0.00%       0.00%        1.25%
 AST MFS Growth                                  0.90%       0.13%       0.00%       0.00%        1.03%
 AST Mid-Cap Value                               0.95%       0.21%       0.00%       0.00%        1.16%
 AST Money Market                                0.50%       0.11%       0.00%       0.00%        0.61%
 AST Neuberger Berman Mid-Cap Growth             0.90%       0.14%       0.00%       0.00%        1.04%
 AST Neuberger Berman Mid-Cap Value              0.89%       0.11%       0.00%       0.00%        1.00%
 AST Neuberger Berman Small-Cap Growth/ 8/       0.95%       0.16%       0.00%       0.00%        1.11%
 AST PIMCO Limited Maturity Bond                 0.65%       0.12%       0.00%       0.00%        0.77%
 AST PIMCO Total Return Bond                     0.65%       0.12%       0.00%       0.00%        0.77%
 AST Preservation Asset Allocation               0.15%       0.08%       0.00%       0.82%        1.05%
 AST Small-Cap Growth                            0.90%       0.18%       0.00%       0.00%        1.08%
 AST Small-Cap Value /9/                         0.90%       0.13%       0.00%       0.00%        1.03%
 AST T. Rowe Price Asset Allocation              0.85%       0.14%       0.00%       0.00%        0.99%
 AST T. Rowe Price Global Bond                   0.80%       0.16%       0.00%       0.00%        0.96%
 AST T. Rowe Price Large-Cap Growth              0.90%       0.11%       0.00%       0.00%        1.01%
 AST T. Rowe Price Natural Resources Portfolio   0.90%       0.13%       0.00%       0.00%        1.03%
 AST UBS Dynamic Alpha/ 10/                      1.00%       0.21%       0.00%       0.00%        1.21%
-----------------------------------------------------------------------------------------------------------

 1. As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate us for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each underlying portfolio and, "Service Fees payable to American Skandia," later in this prospectus.
 2. The AST Aggressive Asset Allocation, the AST Balanced Asset Allocation, the AST Capital Growth Asset Allocation, the AST Conservative Asset Allocation and the AST Preservation Asset Allocation Portfolios (the "Dynamic Asset Allocation Portfolios") each invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Advanced Series Trust, and some Portfolios invest in other funds, including the Dryden Core Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown in the column "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Dynamic Asset Allocation Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when they purchase or redeem shares of the Acquired Portfolios. Where "Acquired Portfolio Fees and Expenses" are less than 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables in the prospectus for the Portfolios.
 3. The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2006 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.
 4. Prior to May 1, 2007 the Portfolio was named the "AST American Century Strategic Balanced Portfolio."
 5. Effective June 16, 2006, Goldman Sachs Asset Management L.P. no longer serves as a Co-Sub-advisor to the Portfolio.
 6. Effective November 13, 2006, Marsico Capital Management, LLC became a Sub-advisor of the Portfolio along with William Blair & Company, LLC. Prior to November 13, 2006, William Blair & Company, LLC served as the sole Sub-advisor of the Portfolio, then named the "AST William Blair International Growth Portfolio."
 7. Effective November 13, 2006, Thornburg Investment Management, Inc. became a Sub-advisor to the Portfolio along with LSV Asset Management. Prior to November 13, 2006, LSV Asset Management served as the sole Sub-advisor of the Portfolio, then named the "AST LSV International Value Portfolio."
 8. Effective May 1, 2007, Neuberger Berman Management, Inc. became Sub-advisor to the Portfolio. Prior to May 1, 2007, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named the "AST DeAM Small-Cap Growth Portfolio."
 9. Effective December 2006, Salomon Brothers Asset Management, Inc. one of the Co-Sub-advisors to the Portfolio changed its name to ClearBridge Advisors, LLC.
 10.Expenses shown are the annualized estimated operating expenses for AST UBS
    Dynamic Alpha Portfolio effective May 1, 2007. Prior to May 1, 2007, the Portfolio was named the "AST Global Allocation Portfolio," and operating expenses based upon the year ended December 31, 2006, would be as follows:
    Shareholder Fees (fees paid directly from your investment) - None; Management Fees - .10%; Distribution (12b-1) Fees - None; Other Expenses - .09%; Acquired Portfolio Fees & Expenses - .88%; Total Annual Portfolio Operating Expenses - 1.07%.

                                EXPENSE EXAMPLE

 This example is intended to help you compare the cost of investing in the Annuity with the cost of other variable annuities. Below is an example showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The example reflects the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges":
..   Insurance Charge
..   Contingent Deferred Sales Charge (when and if applicable)
..   Annual Maintenance Fee

 The example also assumes the following for the period shown:
..   You allocate all of your Account Value to the Sub-account with the maximum total operating expenses, and those expenses remain the same each year*
..   For each Sub-account charge, we deduct the maximum rather than the current charge
..   You make no withdrawals of Account Value
..   You make no transfers, or other transactions for which we charge a fee
..   No tax charge applies
..   You elect the Lifetime Five Income Benefit and the Highest Anniversary
    Value Death Benefit (the maximum combination of optional benefit charges)

 Amounts shown in the example is rounded to the nearest dollar.

 * Note: Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection and selling firm.

 The example is illustrative only--it should not be considered a representation of past or future expenses of the underlying mutual funds or their portfolios--actual expenses will be less than those shown if you elect a different combination of optional benefits than indicated in the example or if you allocate Account Value to any other available Sub-accounts.

 Expense Example is provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. A table of accumulation values appears in Appendix A to this prospectus.

 If you surrender your annuity at the end of the applicable time period:/ /

                             1 year 3 years 5 years 10 years
                   -----------------------------------------
                   Bb Series $1,057 $1,739  $2,435   $4,413

 If you annuitize your annuity at the end of the applicable time period:/ 1/

                             1 year 3 years 5 years 10 years
                   -----------------------------------------
                   Bb Series  N/A   $1,289  $2,165   $4,413

 If you do not surrender you annuity:

                             1 year 3 years 5 years 10 years
                   -----------------------------------------
                   Bb Series  $427  $1,289  $2,165   $4,413

 1  You may not annuitize in the first Annuity Year.

                              INVESTMENT OPTIONS

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIO?
 Each variable investment option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see "What is the Separate Account" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any underlying Portfolio will meet its investment objective. Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection and selling firm. The Portfolios that you select are your choice--we do not provide investment advice, and we do not recommend or endorse any particular Portfolio.

 Under the agreement through which Prudential Financial, Inc. acquired American Skandia Life Assurance Corporation and certain of its affiliates in May 2003, Prudential Financial may not use the "American Skandia" name in any context after May 1, 2008. Therefore, Prudential Financial has begun a "rebranding" project that involves renaming certain American Skandia legal entities. As pertinent to this annuity: 1) American Skandia Investment Services, Inc. has been renamed AST Investment Services, Inc.; and 2) American Skandia Trust has been renamed Advanced Series Trust. These name changes will not impact the manner in which customers do business with Prudential.

 The name of the advisor/sub-advisor for each Portfolio appears next to the description. The Portfolios of Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life of New Jersey. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

 The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

 The following chart lists the currently available and permitted investment options when you choose certain optional benefits:

   Optional Benefit Name*                Permitted Portfolios:
   Lifetime Five Income Benefit          AST Advanced Strategies Portfolio
                                         AST American Century Strategic
                                         Allocation Portfolio
                                         AST Balanced Asset Allocation
                                         Portfolio
   Spousal Lifetime Five Income Benefit  AST Capital Growth Asset Allocation
                                         Portfolio
                                         AST Conservative Asset Allocation
                                         Portfolio
                                         AST First Trust Balanced Target
                                         Portfolio
                                         AST First Trust Capital Appreciation
                                         Target Portfolio
                                         AST Preservation Asset Allocation
                                         Portfolio
                                         AST T. Rowe Price Asset Allocation
                                         Portfolio
                                         AST UBS Dynamic Alpha Portfolio
 ------------------------------------------------------------------------------

   Guaranteed Minimum Income Benefit     All Investment Options Permitted
   Highest Anniversary Value Death
    Benefit

 * Detailed Information regarding these optional benefits can be found in the "Living Benefits" and "Death Benefit" sections of this Prospectus.

---------------------------------------------------------------------------------
  STYLE/       INVESTMENT OBJECTIVES/POLICIES                PORTFOLIO
   TYPE                                                      ADVISOR/
                                                            SUB-ADVISOR
---------------------------------------------------------------------------------
                    ADVANCED SERIES TRUST
---------------------------------------------------------------------------------
   ASSET    AST Advanced Strategies Portfolio:
ALLOCATION/ seeks a high level of absolute
 BALANCED   return. The Portfolio invests
            primarily in a diversified portfolio       LSV Asset Management/
            of equity and fixed income securities   Marsico Capital Management,
            across different investment                LLC/Pacific Investment
            categories and investment managers.        Management Company LLC
            The Portfolio pursues a combination        (PIMCO)/T. Rowe Price
            of traditional and non-traditional     Associates, Inc./William Blair
            investment strategies.                       & Company, L.L.C.
---------------------------------------------------------------------------------
   ASSET    AST Aggressive Asset Allocation                     AST
ALLOCATION/ Portfolio: seeks the highest             Investment Services, Inc./
 BALANCED   potential total return consistent        Prudential Investments LLC
            with its specified level of risk
            tolerance. The Portfolio will invest
            its assets in several other Advanced
            Series Trust Portfolios. Under normal
            market conditions, the Portfolio will
            devote between 92.5% to 100% of its
            net assets to underlying portfolios
            investing primarily in equity
            securities, and 0% to 7.5% of its net
            assets to underlying portfolios
            investing primarily in debt
            securities and money market
            instruments.
---------------------------------------------------------------------------------
 LARGE CAP  AST AllianceBernstein Core Value           AllianceBernstein L.P.
   VALUE    Portfolio: seeks long-term capital
            growth by investing primarily in
            common stocks. The subadviser expects
            that the majority of the Portfolio's
            assets will be invested in the common
            stocks of large companies that appear
            to be undervalued. Among other
            things, the Portfolio seeks to
            identify compelling buying
            opportunities created when companies
            are undervalued on the basis of
            investor reactions to near-term
            problems or circumstances even though
            their long-term prospects remain
            sound. The subadviser seeks to
            identify individual companies with
            earnings growth potential that may
            not be recognized by the market at
            large.
---------------------------------------------------------------------------------
 LARGE CAP  AST AllianceBernstein Growth & Income      AllianceBernstein L.P.
   VALUE    Portfolio: seeks long-term growth of
            capital and income while attempting
            to avoid excessive fluctuations in
            market value. The Portfolio normally
            will invest in common stocks (and
            securities convertible into common
            stocks). The subadviser will take a
            value-oriented approach, in that it
            will try to keep the Portfolio's
            assets invested in securities that
            are selling at reasonable valuations
            in relation to their fundamental
            business prospects.
---------------------------------------------------------------------------------
 LARGE CAP  AST AllianceBernstein Managed Index        AllianceBernstein L.P.
   BLEND    500 Portfolio: seeks to outperform
            the Standard & Poor's 500 Composite
            Stock Price Index (the "S&P 500")
            through stock selection resulting in
            different weightings of common stocks
            relative to the index. The Portfolio
            will invest, under normal
            circumstances, at least 80% of its
            net assets in securities included in
            the S&P(R) 500.
---------------------------------------------------------------------------------
 LARGE CAP  AST American Century Income & Growth    American Century Investment
   VALUE    Portfolio: seeks capital growth with          Management, Inc.
            current income as a secondary
            objective. The Portfolio invests
            primarily in common stocks that offer
            potential for capital growth, and
            may, consistent with its investment
            objective, invest in stocks that
            offer potential for current income.
            The subadviser utilizes a
            quantitative management technique
            with a goal of building an equity
            portfolio that provides better
            returns than the S&P 500 Index
            without taking on significant
            additional risk and while attempting
            to create a dividend yield that will
            be greater than the S&P 500 Index.
---------------------------------------------------------------------------------
   ASSET    AST American Century Strategic          American Century Investment
ALLOCATION/ Allocation Portfolio (formerly, AST           Management, Inc.
 BALANCED   American Century Strategic Balanced
            Portfolio): long-term capital growth
            with some regular income. The
            Portfolio will invest, under normal
            circumstances, in any type of U.S. or
            foreign equity security that meets
            certain fundamental and technical
            standards. The portfolio managers
            will draw on growth, value and
            quantitative investment techniques in
            managing the equity portion of the
            Portfolio and diversify the
            Portfolio's investments among small,
            medium and large companies.
---------------------------------------------------------------------------------

 -----------------------------------------------------------------------------
   STYLE/       INVESTMENT OBJECTIVES/POLICIES              PORTFOLIO
    TYPE                                                    ADVISOR/
                                                           SUB-ADVISOR
 -----------------------------------------------------------------------------
    ASSET    AST Balanced Asset Allocation                     AST
 ALLOCATION/ Portfolio: seeks the highest           Investment Services, Inc./
  BALANCED   potential total return consistent      Prudential Investments LLC
             with its specified level of risk
             tolerance. The Portfolio will invest
             its assets in several other Advanced
             Series Trust Portfolios. Under normal
             market conditions, the Portfolio will
             devote between 57.5% to 72.5% of its
             net assets to underlying portfolios
             investing primarily in equity
             securities, and 27.5% to 42.5% of its
             net assets to underlying portfolios
             investing primarily in debt
             securities and money market
             instruments.
 -----------------------------------------------------------------------------
    ASSET    AST Capital Growth Asset Allocation               AST
 ALLOCATION/ Portfolio: seeks the highest           Investment Services, Inc./
  BALANCED   potential total return consistent      Prudential Investments LLC
             with its specified level of risk
             tolerance. The Portfolio will invest
             its assets in several other Advanced
             Series Trust Portfolios. Under normal
             market conditions, the Portfolio will
             devote between 72.5% to 87.5% of its
             net assets to underlying portfolios
             investing primarily in equity
             securities, and 12.5% to 27.5% of its
             net assets to underlying portfolios
             investing primarily in debt
             securities and money market
             instruments.
 -----------------------------------------------------------------------------
  SPECIALTY  AST Cohen & Steers Realty Portfolio:     Cohen & Steers Capital
             seeks to maximize total return              Management, Inc.
             through investment in real estate
             securities. The Portfolio pursues its
             investment objective by investing,
             under normal circumstances, at least
             80% of its net assets in securities
             of real estate issuers. Under normal
             circumstances, the Portfolio will
             invest substantially all of its
             assets in the equity securities of
             real estate companies, i.e., a
             company that derives at least 50% of
             its revenues from the ownership,
             construction, financing, management
             or sale of real estate or that has at
             least 50% of its assets in real
             estate. Real estate companies may
             include real estate investment trusts
             (REITs).
 -----------------------------------------------------------------------------
    ASSET    AST Conservative Asset Allocation                 AST
 ALLOCATION/ Portfolio: seeks the highest           Investment Services, Inc./
  BALANCED   potential total return consistent      Prudential Investments LLC
             with its specified level of risk
             tolerance. The Portfolio will invest
             its assets in several other Advanced
             Series Trust Portfolios. Under normal
             market conditions, the Portfolio will
             devote between 47.5% to 62.5% of its
             net assets to underlying portfolios
             investing primarily in equity
             securities, and 37.5% to 52.5% of its
             net assets to underlying portfolios
             investing primarily in debt
             securities and money market
             instruments.
 -----------------------------------------------------------------------------
  LARGE CAP  AST DeAM Large-Cap Value Portfolio:       Deutsche Investment
    VALUE    seeks maximum growth of capital by     Management Americas, Inc.
             investing primarily in the value
             stocks of larger companies. The
             Portfolio pursues its objective,
             under normal market conditions, by
             primarily investing at least 80% of
             the value of its assets in the equity
             securities of large-sized companies
             included in the Russell 1000(R) Value
             Index. The subadviser employs an
             investment strategy designed to
             maintain a portfolio of equity
             securities which approximates the
             market risk of those stocks included
             in the Russell 1000(R) Value Index,
             but which attempts to outperform the
             Russell 1000(R) Value Index through
             active stock selection.
 -----------------------------------------------------------------------------
  SMALL CAP  AST DeAM Small-Cap Value Portfolio:       Deutsche Investment
    VALUE    seeks maximum growth of investors'     Management Americas, Inc.
             capital by investing primarily in the
             value stocks of smaller companies.
             The Portfolio pursues its objective,
             under normal market conditions, by
             primarily investing at least 80% of
             its total assets in the equity
             securities of small-sized companies
             included in the Russell 2000(R) Value
             Index. The subadviser employs an
             investment strategy designed to
             maintain a portfolio of equity
             securities which approximates the
             market risk of those stocks included
             in the Russell 2000(R) Value Index,
             but which attempts to outperform the
             Russell 2000(R) Value Index.
 -----------------------------------------------------------------------------

 ------------------------------------------------------------------------------
   STYLE/       INVESTMENT OBJECTIVES/POLICIES               PORTFOLIO
    TYPE                                                     ADVISOR/
                                                            SUB-ADVISOR
 ------------------------------------------------------------------------------
  SMALL CAP  AST Federated Aggressive Growth        Federated Equity Management
   GROWTH    Portfolio: seeks capital growth. The    Company of Pennsylvania/
             Portfolio pursues its investment       Federated Global Investment
             objective by investing primarily in    Management Corp./Federated
             the stocks of small companies that              MDTA LLC
             are traded on national security
             exchanges, NASDAQ stock exchange and
             the over-the-counter-market. Small
             companies will be defined as
             companies with market capitalizations
             similar to companies in the Russell
             2000 Growth Index. .
 ------------------------------------------------------------------------------
    ASSET    AST First Trust Balanced Target         First Trust Advisors L.P.
 ALLOCATION/ Portfolio: seeks long-term capital
  BALANCED   growth balanced by current income.
             The Portfolio seeks to achieve its
             objective by investing approximately
             65% in common stocks and 35% in fixed
             income securities. The Portfolio
             allocates the equity portion of the
             portfolio across five uniquely
             specialized strategies--the Dow/SM/
             Target Dividend, the Value Line(R)
             Target 25, the Global Dividend Target
             15, the NYSE(R) International Target
             25, and the Target Small Cap. Each
             strategy employs a quantitative
             approach by screening common stocks
             for certain attributes and/or using a
             multi-factor scoring system to select
             the common stocks. The fixed income
             allocation is determined by the Dow
             Jones Income strategy which utilizes
             certain screens to select bonds from
             the Dow Jones Corporate Bond Index or
             like-bonds not in the index.
 ------------------------------------------------------------------------------
    ASSET    AST First Trust Capital Appreciation    First Trust Advisors L.P.
 ALLOCATION/ Target Portfolio: seeks long-term
  BALANCED   growth of capital. The Portfolio
             seeks to achieve its objective by
             investing approximately 80% in common
             stocks and 20% in fixed income
             securities. The portfolio allocates
             the equity portion of the portfolio
             across five uniquely specialized
             strategies--the Value Line(R) Target
             25, the Global Dividend Target 15,
             the Target Small Cap, the Nasdaq(R)
             Target 15, and the NYSE(R)
             International Target 25. Each
             strategy employs a quantitative
             approach by screening common stocks
             for certain attributes and/or using a
             multi-factor scoring system to select
             the common stocks. The fixed income
             allocation is determined by the Dow
             Jones Income strategy utilizes
             certain screens to select bonds from
             the Dow Jones Corporate Bond Index or
             like-bonds not in the index.
 ------------------------------------------------------------------------------
  LARGE CAP  AST Goldman Sachs Concentrated Growth      Goldman Sachs Asset
   GROWTH    Portfolio: seeks growth of capital in       Management, L.P.
             a manner consistent with the
             preservation of capital. The
             Portfolio will pursue its objective
             by investing primarily in equity
             securities of companies that the
             subadviser believes have the
             potential to achieve capital
             appreciation over the long-term. The
             Portfolio seeks to achieve its
             investment objective by investing,
             under normal circumstances, in
             approximately 30 - 45 companies that
             are considered by the subadviser to
             be positioned for long-term growth.
 ------------------------------------------------------------------------------
   MID CAP   AST Goldman Sachs Mid-Cap Growth           Goldman Sachs Asset
   GROWTH    Portfolio: seeks long-term capital          Management, L.P.
             growth. The Portfolio pursues its
             investment objective, by investing
             primarily in equity securities
             selected for their growth potential,
             and normally invests at least 80% of
             the value of its assets in
             medium-sized companies. Medium-sized
             companies are those whose market
             capitalizations (measured at the time
             of investment) fall within the range
             of companies in the Russell Mid-cap
             Growth Index. The subadviser seeks to
             identify individual companies with
             earnings growth potential that may
             not be recognized by the market at
             large.
 ------------------------------------------------------------------------------
    FIXED    AST High Yield Portfolio: seeks a          Pacific Investment
   INCOME    high level of current income and may     Management Company LLC
             also consider the potential for                  (PIMCO)
             capital appreciation. The Portfolio
             invests, under normal circumstances,
             at least 80% of its net assets plus
             any borrowings for investment
             purposes (measured at time of
             purchase) in high yield, fixed-income
             securities that, at the time of
             purchase, are non-investment grade
             securities. Such securities are
             commonly referred to as "junk bonds".
 ------------------------------------------------------------------------------

  ----------------------------------------------------------------------------
   STYLE/      INVESTMENT OBJECTIVES/POLICIES               PORTFOLIO
    TYPE                                                    ADVISOR/
                                                           SUB-ADVISOR
  ----------------------------------------------------------------------------
   INTER-   AST International Growth Portfolio     Marsico Capital Management,
  NATIONAL  (formerly, AST William Blair               LLC/William Blair &
   EQUITY   International Growth Portfolio):             Company, L.L.C.
            seeks long-term capital growth. Under
            normal circumstances, the Portfolio
            invests at least 80% of the value of
            its assets in securities of issuers
            that are economically tied to
            countries other than the United
            States. Although the Portfolio
            intends to invest at least 80% of its
            assets in the securities of issuers
            located outside the United States, it
            may at times invest in U.S. issuers
            and it may invest all of its assets
            in fewer than five countries or even
            a single country. The Portfolio looks
            primarily for stocks of companies
            whose earnings are growing at a
            faster rate than other companies or
            which offer attractive growth..
  ----------------------------------------------------------------------------
   INTER-   AST International Value Portfolio         LSV Asset Management/
  NATIONAL  (formerly, AST LSV International          Thornburg Investment
   EQUITY   Value Portfolio): seeks long-term           Management, Inc.
            capital appreciation. The Portfolio
            normally invests at least 80% of the
            Portfolio's assets in equity
            securities. The Portfolio will invest
            at least 65% of its net assets in the
            equity securities of companies in at
            least three different countries,
            without limit as to the amount of
            assets that may be invested in a
            single country.
  ----------------------------------------------------------------------------
   INTER-   AST JPMorgan International Equity        J.P. Morgan Investment
  NATIONAL  Portfolio: seeks long-term capital           Management Inc.
   EQUITY   growth by investing in a diversified
            portfolio of international equity
            securities. The Portfolio seeks to
            meet its objective by investing,
            under normal market conditions, at
            least 80% of its assets in a
            diversified portfolio of equity
            securities of companies located or
            operating in developed non-U.S.
            countries and emerging markets of the
            world. The equity securities will
            ordinarily be traded on a recognized
            foreign securities exchange or traded
            in a foreign over-the-counter market
            in the country where the issuer is
            principally based, but may also be
            traded in other countries including
            the United States.
  ----------------------------------------------------------------------------
  LARGE CAP AST Large-Cap Value Portfolio: seeks     Dreman Value Management
    VALUE   current income and long-term growth      LLC, Hotchkis and Wiley
            of income, as well as capital          Capital Management LLC/J.P.
            appreciation. The Portfolio invests,        Morgan Investment
            under normal circumstances, at least        Management, Inc.
            80% of its net assets in common
            stocks of large capitalization
            companies. Large capitalization
            companies are those companies with
            market capitalizations within the
            market capitalization range of the
            Russell 1000 Value Index.
  ----------------------------------------------------------------------------
    FIXED   AST Lord Abbett Bond-Debenture           Lord, Abbett & Co. LLC
   INCOME   Portfolio: seeks high current income
            and the opportunity for capital
            appreciation to produce a high total
            return. The Portfolio invests, under
            normal circumstances, at least 80% of
            the value of its assets in fixed
            income securities. To pursue its
            objective, the Portfolio normally
            invests primarily in high yield and
            investment grade debt securities,
            securities convertible into common
            stock and preferred stocks. The
            Portfolio may find good value in high
            yield securities, sometimes called
            "lower-rated bonds" or "junk bonds,"
            and frequently may have more than
            half of its assets invested in those
            securities. At least 20% of the
            Portfolio's assets must be invested
            in any combination of investment
            grade debt securities, U.S.
            Government securities and cash
            equivalents. The Portfolio may also
            make significant investments in
            mortgage-backed securities. Although
            the Portfolio expects to maintain a
            weighted average maturity in the
            range of five to twelve years, there
            are no restrictions on the overall
            Portfolio or on individual
            securities. The Portfolio may invest
            up to 20% of its net assets in equity
            securities.
  ----------------------------------------------------------------------------

  ----------------------------------------------------------------------------
   STYLE/      INVESTMENT OBJECTIVES/POLICIES               PORTFOLIO
    TYPE                                                    ADVISOR/
                                                           SUB-ADVISOR
  ----------------------------------------------------------------------------
  LARGE CAP AST Marsico Capital Growth Portfolio:  Marsico Capital Management,
   GROWTH   seeks capital growth. Income                       LLC
            realization is not an investment
            objective and any income realized on
            the Portfolio's investments,
            therefore, will be incidental to the
            Portfolio's objective. The Portfolio
            will pursue its objective by
            investing primarily in common stocks
            of large companies that are selected
            for their growth potential. Large
            capitalization companies are
            companies with market capitalizations
            within the market capitalization
            range of the Russell 1000 Growth
            Index. In selecting investments for
            the Portfolio, the subadviser uses an
            approach that combines "top down"
            macroeconomic analysis with "bottom
            up" stock selection. The "top down"
            approach identifies sectors,
            industries and companies that may
            benefit from the trends the
            subadviser has observed. The
            subadviser then looks for individual
            companies with earnings growth
            potential that may not be recognized
            by the market at large, utilizing a
            "bottom up" stock selection process.
            The Portfolio will normally hold a
            core position of between 35 and 50
            common stocks. The Portfolio may hold
            a limited number of additional common
            stocks at times when the Portfolio
            manager is accumulating new
            positions, phasing out existing or
            responding to exceptional market
            conditions.
  ----------------------------------------------------------------------------
   INTER-   AST MFS Global Equity Portfolio:         Massachusetts Financial
  NATIONAL  seeks capital growth. Under normal          Services Company
   EQUITY   circumstances the Portfolio invests
            at least 80% of its assets in equity
            securities. The Portfolio will invest
            in the securities of U.S. and foreign
            issuers (including issuers in
            developing countries). While the
            portfolio may invest its assets in
            companies of any size, the Portfolio
            generally focuses on companies with
            relatively large market
            capitalizations relative to the
            markets in which they are traded.
  ----------------------------------------------------------------------------
  LARGE CAP AST MFS Growth Portfolio: seeks          Massachusetts Financial
   GROWTH   long-term capital growth and future,        Services Company
            rather than current income. Under
            normal market conditions, the
            Portfolio invests at least 80% of its
            net assets in common stocks and
            related securities, such as preferred
            stocks, convertible securities and
            depositary receipts, of companies
            that the subadviser believes offer
            better than average prospects for
            long-term growth. The subadviser uses
            a "bottom up" as opposed to a "top
            down" investment style in managing
            the Portfolio.
  ----------------------------------------------------------------------------
   MID CAP  AST Mid Cap Value Portfolio: seeks to     EARNEST Partners LLC/
    VALUE   provide capital growth by investing     WEDGE Capital Management,
            primarily in mid-capitalization                    LLP
            stocks that appear to be undervalued.
            The Portfolio generally invests,
            under normal circumstances, at least
            80% of the value of its net assets in
            mid-capitalization companies.
            Mid-capitalization companies are
            generally those that have market
            capitalizations, at the time of
            purchase, within the market
            capitalization range of companies
            included in the Russell Midcap Value
            Index during the previous 12-months
            based on month-end data.
  ----------------------------------------------------------------------------
    FIXED   AST Money Market Portfolio: seeks         Prudential Investment
   INCOME   high current income while maintaining       Management, Inc.
            high levels of liquidity. The
            Portfolio invests in high-quality,
            short-term, U.S. dollar denominated
            corporate, bank and government
            obligations. The Portfolio will
            invest in securities which have
            effective maturities of not more than
            397 days.
  ----------------------------------------------------------------------------
   MID CAP  AST Neuberger Berman Mid-Cap Growth         Neuberger Berman
   GROWTH   Portfolio: seeks capital growth.             Management Inc.
            Under normal market conditions, the
            Portfolio invests at least 80% of its
            net assets in the common stocks of
            mid-capitalization companies.
            Mid-capitalization companies are
            those companies whose market
            capitalization is within the range of
            market capitalizations of companies
            in the Russell Midcap Growth Index.
            Using fundamental research and
            quantitative analysis, the subadviser
            looks for fast-growing companies that
            are in new or rapidly evolving
            industries.
  ----------------------------------------------------------------------------

 ------------------------------------------------------------------------------
   STYLE/       INVESTMENT OBJECTIVES/POLICIES               PORTFOLIO
    TYPE                                                     ADVISOR/
                                                            SUB-ADVISOR
 ------------------------------------------------------------------------------
   MID CAP   AST Neuberger Berman Mid-Cap Value          Neuberger Berman
    VALUE    Portfolio: seeks capital growth.             Management Inc.
             Under normal market conditions, the
             Portfolio invests at least 80% of its
             net assets in the common stocks of
             medium capitalization companies. For
             purposes of the Portfolio, companies
             with market capitalizations that fall
             within the range of the Russell
             Midcap(R) Index at the time of
             investment are considered medium
             capitalization companies. Some of the
             Portfolio's assets may be invested in
             the securities of large-cap companies
             as well as in small-cap companies.
             Under the Portfolio's value-oriented
             investment approach, the subadviser
             looks for well-managed companies
             whose stock prices are undervalued
             and that may rise in price before
             other investors realize their worth.
 ------------------------------------------------------------------------------
  SMALL CAP  AST Neuberger Berman Small-Cap Growth       Neuberger Berman
   GROWTH    Portfolio (formerly known as AST DeAM        Management Inc.
             Small-Cap Growth Portfolio): seeks
             maximum growth of investors' capital
             from a portfolio of growth stocks of
             smaller companies. The Portfolio
             pursues its objective, under normal
             circumstances, by primarily investing
             at least 80% of its total assets in
             the equity securities of small-sized
             companies included in the Russell
             2000 Growth(R) Index.
 ------------------------------------------------------------------------------
    FIXED    AST PIMCO Limited Maturity Bond            Pacific Investment
   INCOME    Portfolio: seeks to maximize total       Management Company LLC
             return consistent with preservation              (PIMCO)
             of capital. The Portfolio will invest
             in a portfolio of fixed-income
             investment instruments of varying
             maturities. The average portfolio
             duration of the Portfolio generally
             will vary within a one- to three-year
             time frame based on the subadviser's
             forecast for interest rates.
 ------------------------------------------------------------------------------
    FIXED    AST PIMCO Total Return Bond                Pacific Investment
   INCOME    Portfolio: seeks to maximize total       Management Company LLC
             return consistent with preservation              (PIMCO)
             of capital. The Portfolio will invest
             in a portfolio of fixed-income
             investment instruments of varying
             maturities. The average portfolio
             duration of the Portfolio generally
             will vary within a three- to six-year
             time frame based on the subadviser's
             forecast for interest rates.
 ------------------------------------------------------------------------------
    ASSET    AST Preservation Asset Allocation                  AST
 ALLOCATION/ Portfolio: seeks the highest           Investment Services, Inc./
  BALANCED   potential total return consistent      Prudential Investments LLC
             with its specified level of risk
             tolerance. The Portfolio will invest
             its assets in several other Advanced
             Series Trust Portfolios. Under normal
             market conditions, the Portfolio will
             devote between 27.5% to 42.5% of its
             net assets to underlying portfolios
             investing primarily in equity
             securities, and 57.5% to 72.5% of its
             net assets to underlying portfolios
             investing primarily in debt
             securities and money market
             instruments.
 ------------------------------------------------------------------------------
  SMALL CAP  AST Small-Cap Growth Portfolio: seeks    Eagle Asset Management/
   GROWTH    long-term capital growth. The               Neuberger Berman
             Portfolio pursues its objective by           Management Inc.
             investing, under normal
             circumstances, at least 80% of the
             value of its assets in
             small-capitalization companies.
             Small-capitalization companies are
             those companies with a market
             capitalization, at the time of
             purchase, no larger than the largest
             capitalized company included in the
             Russell 2000 Index at the time of the
             Portfolio's investment.
 ------------------------------------------------------------------------------
  SMALL CAP  AST Small-Cap Value Portfolio: seeks   ClearBridge Advisors, LLC/
    VALUE    to provide long-term capital growth      Dreman Value Management
             by investing primarily in              LLC/J.P. Morgan Investment
             small-capitalization stocks that       Management, Inc./Lee Munder
             appear to be undervalued. The               Investments, Ltd
             Portfolio invests, under normal
             circumstances, at least 80% of the
             value of its net assets in small
             capitalization stocks. Small
             capitalization stocks are the stocks
             of companies with market
             capitalization that are within the
             market capitalization range of the
             Russell 2000 Value Index. The
             Portfolio will focus on common stocks
             that appear to be undervalued.
 ------------------------------------------------------------------------------

---------------------------------------------------------------------------------
  STYLE/       INVESTMENT OBJECTIVES/POLICIES                PORTFOLIO
   TYPE                                                      ADVISOR/
                                                            SUB-ADVISOR
---------------------------------------------------------------------------------
   ASSET    AST T. Rowe Price Asset Allocation     T. Rowe Price Associates, Inc.
ALLOCATION/ Portfolio: seeks a high level of
 BALANCED   total return by investing primarily
            in a diversified portfolio of fixed
            income and equity securities. The
            Portfolio normally invests
            approximately 60% of its total assets
            in equity securities and 40% in fixed
            income securities. This mix may vary
            depending on the subadviser's outlook
            for the markets. The subadviser
            concentrates common stock investments
            in larger, more established
            companies, but the Portfolio may
            include small and medium-sized
            companies with good growth prospects.
            The fixed income portion of the
            Portfolio will be allocated among
            investment grade securities, high
            yield or "junk" bonds, emerging
            market securities, foreign high
            quality debt securities and cash
            reserves.
---------------------------------------------------------------------------------
   FIXED    AST T. Rowe Price Global Bond           T. Rowe Price International,
  INCOME    Portfolio: seeks to provide high                    Inc.
            current income and capital growth by
            investing in high-quality foreign and
            U.S. dollar-denominated bonds. The
            Portfolio will invest at least 80% of
            its total assets in fixed income
            securities. The Portfolio invests in
            all types of bonds, including high
            quality bonds issued or guaranteed by
            U.S. or foreign governments or their
            agencies and by foreign authorities,
            provinces and municipalities as well
            as investment grade corporate bonds
            and mortgage and asset-backed
            securities of U.S. and foreign
            issuers. The Portfolio generally
            invests in countries where the
            combination of fixed-income returns
            and currency exchange rates appears
            attractive, or, if the currency trend
            is unfavorable, where the subadviser
            believes that the currency risk can
            be minimized through hedging. The
            Portfolio may also invest up to 20%
            of its assets in the aggregate in
            below investment-grade, high-risk
            bonds ("junk bonds"). In addition,
            the Portfolio may invest up to 30% of
            its assets in mortgage-related
            (including derivatives, such as
            collateralized mortgage obligations
            and stripped mortgage securities) and
            asset-backed securities.
---------------------------------------------------------------------------------
 LARGE CAP  AST T. Rowe Price Large-Cap Growth     T. Rowe Price Associates, Inc.
  GROWTH    Portfolio: seeks long-term growth of
            capital by investing predominantly in
            the equity securities of a limited
            number of large, carefully selected,
            high-quality U.S. companies that are
            judged likely to achieve superior
            earnings growth. The Portfolio takes
            a growth approach to investment
            selection and normally invests at
            least 80% of its net assets in the
            common stocks of large companies.
            Large companies are those whose
            market cap is larger than the median
            market cap of companies in the
            Russell 1000 Growth Index as of the
            time of purchase.
---------------------------------------------------------------------------------
 SPECIALTY  AST T. Rowe Price Natural Resources    T. Rowe Price Associates, Inc.
            Portfolio: seeks long-term capital
            growth primarily through the common
            stocks of companies that own or
            develop natural resources (such as
            energy products, precious metals and
            forest products) and other basic
            commodities. The Portfolio invests,
            under normal circumstances, at least
            80% of the value of its assets in
            natural resource companies. The
            Portfolio looks for companies that
            have the ability to expand
            production, to maintain superior
            exploration programs and production
            facilities, and the potential to
            accumulate new resources. Although at
            least 50% of Portfolio assets will be
            invested in U.S. securities, up to
            50% of total assets also may be
            invested in foreign securities.
---------------------------------------------------------------------------------
   ASSET    AST UBS Dynamic Alpha Portfolio               UBS Global Asset
ALLOCATION/ (formerly, AST Global Allocation         Management (Americas) Inc.
 BALANCED   Portfolio): seeks to maximize total
            return, consisting of capital
            appreciation and current income. The
            Portfolio invests in securities and
            financial instruments to gain
            exposure to global equity, global
            fixed income and cash equivalent
            markets, including global currencies.
            The Portfolio may invest in equity
            and fixed income securities of
            issuers located within and outside
            the United States or in open-end
            investment companies advised by UBS
            Global Asset Management (Americas)
            Inc., the Portfolio's subadviser, to
            gain exposure to certain global
            equity and global fixed income
            markets.
---------------------------------------------------------------------------------

 WHAT ARE THE FIXED RATE OPTIONS?

 ONE-YEAR FIXED INTEREST RATE OPTION
 We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time the minimum interest rate is what is set forth in your Annuity contract. We may restrict your ability to allocate Account Value to the Fixed Rate Options if you elect certain optional benefits. The interest rate that we credit to the Fixed Rate Options may be reduced by an amount that corresponds to the asset-based charges assessed against the Sub-accounts.

 Amounts allocated to the Fixed Rate Option become part of Pruco Life of New Jersey's general assets. We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each Purchase Payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year. We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.

 OTHER FIXED RATE INTEREST OPTIONS WE MAY OFFER FROM TIME TO TIME
 From time to time we may offer an Enhanced Dollar Cost Averaging ("DCA") program. If we do, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. You would then automatically transfer amounts over stated periods (e.g., six or twelve months) from the Enhanced Fixed Rate Option to the permissible Sub-accounts, that you select. We reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. You may allocate Purchase Payments to more than one transfer period. You may not transfer from other investment options to the Enhanced Fixed Rate Option. This program is not available if you elect certain optional benefits.

 The first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6/th/ of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the investment options into which the Enhanced Fixed Rate Option assets are transferred, provided that any such investment option is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the Annuity.

 If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.

 By investing amounts on a regular basis instead of investing the total amount at one time, the DCA program may decrease the effect of market fluctuation on the investment of your Purchase Payment. Of course, Dollar Cost Averaging cannot ensure a profit or protect against loss in a declining market.

 NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.

                               FEES AND CHARGES

 The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Pruco Life of New Jersey incurs in promoting, distributing, issuing and administering an Annuity.

 The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Annuity. A portion of the proceeds that Pruco Life of New Jersey receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values.

 WHAT ARE THE CONTRACT FEES AND CHARGES?

 Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages are shown under "Summary of Contract Fees and Charges".

 With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw as a Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.

 For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 We may waive any applicable CDSC when taking a Minimum Distribution from an Annuity purchased as a "qualified" investment. Free Withdrawals and Minimum Distributions are each explained more fully in the section entitled "Access to Account Value".

 Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We will charge $10.00 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Annual Maintenance Fee: During the accumulation period we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $30.00 or 2% of your Account Value invested in the Sub-account, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. Currently, the Annual Maintenance Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the Annual Maintenance Fee upon annuitization, or the payment of a Death Benefit. We may increase the Annual Maintenance Fee. However, any increase will only apply to Annuities issued after the date of the increase. For beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is also the lessor of $30 or 2% of Account Value. For the Beneficiary Continuation Option, the fee is only applicable if the Account Value is less than $25,000 at the time the fee is assessed.

 Tax Charge: Currently, New York does not impose any premium tax. However, we reserve the right to deduct such a charge if the State of New York imposes this type of tax in the future. We may assess a charge against the Sub-accounts and the Fixed Rate Options equal to any taxes which may be imposed upon the separate accounts. We will pay company income taxes on the taxable corporate earnings created by this separate account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

 In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividends received deductions. We do not pass these tax benefits through to holders of the separate account annuity contracts because
 (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

 Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under "Summary of Contract Fees and Charges". The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity's basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase. The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under the Annuity.

 Optional Benefits for which we Assess a Charge: Generally, if you elect to purchase certain optional benefits, we will deduct an additional charge on a daily basis from your Account Value allocated to the Sub-accounts. The additional charge is included in the daily calculation of the Unit Price for each Sub-account. We may assess charges for other optional benefits on a different basis. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each Optional Benefit.

 Settlement Service Charge: If your beneficiary takes the death benefit under a Beneficiary Continuation Option, we deduct a Settlement Service Charge. The charge is assessed daily against the average assets allocated to the Sub-accounts and is equal to an annual charge of 1.00%.

 Fees and Expenses Incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?
 No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?
 If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see "Tax Charge" above).

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

 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
 We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; (d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            PURCHASING YOUR ANNUITY

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

 Initial Purchase Payment: Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $1,000. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

 Where allowed by law, we must approve any initial and additional Purchase Payments of $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

 Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

 Age Restrictions: Unless we agree otherwise and subject to our rules, the Owner (or Annuitant if entity owned) must not be older than a maximum issue age as of the Issue Date of the Annuity which is age 85. No additional Purchase Payments will be permitted after age 85 for the Annuity. If the Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity's liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.

 Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

..   Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act separately. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner."
..   Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances and where allowed by law, we may allow you to name one or more Contingent Annuitants with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the
    Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations
    section of the Prospectus.
..   Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary Designation should be the exact name of your beneficiary, not only a reference to the beneficiary's relationship to you. If you use a designation of "surviving spouse," we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named the Death Benefit will be paid to you or your estate.

 Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

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

                             MANAGING YOUR ANNUITY

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
 You may change the Owner, Annuitant and Beneficiary Designations by sending us a request in writing in a form acceptable to us. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Such changes will take effect on the date you sign the change request form, provided we receive the form in good order. Some of the changes we will not accept include, but are not limited to:
..   a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse Beneficiary has become the Owner as a result of an Owner's death;
..   a new Annuitant subsequent to the Annuity Date;
..   a new Annuitant if the latest Annuity Date would be earlier than prior to the change.
..   for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
..   a change in Beneficiary if the Owner had previously made the designation irrevocable.

 There are also restrictions on designation changes when you have elected certain optional benefits. See the "Living Benefit Programs" and "Death Benefits" sections for any such restrictions.

 Spousal Designations
 If the Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary Designation. Unless you elect an alternative Beneficiary Designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For the Spousal Lifetime Five Income Benefit, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

 Spousal assumption is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code ("Code")(or any successor Code section thereto) ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.

 We define a spouse the same as under federal tax laws and regulations.

 Contingent Annuitant
 Generally, if the Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account as described in the above section.

 Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to receive the Death Benefit, the Account Value of the Annuity as of the date of due proof of death of the Annuitant will reflect the amount that would have been payable had a Death Benefit been paid. See the section above entitled "Spousal Designations" for more information about how the Annuity can be continued by a Custodian Account.

 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?
 If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free look." The right to cancel period for non-replacement sales is ten (10) days (or whatever period is otherwise required by applicable law), measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value (plus the amount of any fee or other charges) less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period.

 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
 Unless we agree otherwise and subject to our rules, the minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Pruco Life of New Jersey's Systematic Investment Plan or a periodic Purchase Payment program. Additional Purchase Payments may be made at any time before the Annuity Date and prior to the Owner's 86/th/ birthday.

 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
 You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program "Pruco Life of New Jersey's Systematic Investment Plan." Different allocation requirements may apply in connection with certain optional benefits. We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
 These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

                          MANAGING YOUR ACCOUNT VALUE

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
 (See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

 Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts or a Fixed Rate Option. Investment restrictions will apply if you elect certain optional benefits.

 Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer.

 Currently, we charge $10.00 for each transfer after the twentieth (20th) in each Annuity Year. Transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer after the number of free transfers has been used up. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and
 (iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals. Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments.

 Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio's portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
  . With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves the AST Money Market Portfolio; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

  . We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail. If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

 There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life of New Jersey as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by an Financial Professional), and will not waive a transfer restriction for any contract owner.

 Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

 The Portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.

 A Portfolio also may assess a short term trading fee in connection with a transfer out of the Sub-account investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each Portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no Portfolio has adopted a short-term trading fee.

 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?
 Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
 Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.

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 Any transfer to or from any Sub-account that is not part of your Automatic
 Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.

 There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?
 Yes. Subject to our rules, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving investment options. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.

 Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled "ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?" Since transfer activity under contracts managed by a Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the advisor or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

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

                            ACCESS TO ACCOUNT VALUE

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
 During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. "pro-rata" meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.

 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
 (For more information, see "Tax Considerations.")

 DURING THE ACCUMULATION PERIOD
 A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

 DURING THE ANNUITIZATION PERIOD
 During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

 CAN I WITHDRAW A PORTION OF MY ANNUITY?
 Yes, you can make a withdrawal during the accumulation period.

..   To meet liquidity needs, you can withdraw a limited amount from your
    Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.
..   You can also make withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

 To determine if a CDSC applies to partial withdrawals, we:
 1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.
 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn.
 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

 You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC. Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options. To request the forms necessary to make a withdrawal from your Annuity, call 1-888-PRU-2888 or visit our Internet Website at www.prudential.com.

 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?
 The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

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

 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD? Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

 Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis.

 There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals. The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE?
 Yes. If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For contracts issued as non-qualified annuities, the Internal Revenue Code provides for the same exemption from penalty under Section 72(q) of the Code. Distributions received under these provisions in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
 (See "Tax Considerations" for a further discussion of Minimum Distributions.)

 WHAT ARE REQUIRED MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM? (See "Tax Considerations" for a further discussion of Required Minimum Distributions.)

 Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the Required Minimum Distribution provisions in relation to other savings or investment plans under other qualified retirement plans not maintained with Pruco Life.

 The amount of the Required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution provisions under the Code.

 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
 Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.

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

 For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value. To request the forms necessary to surrender your Annuity, call 1-888-PRU-2888 or visit our Internet Website at www.prudential.com.

 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
 We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the "Guaranteed Minimum Income Benefit," the "Lifetime Five Income Benefit" and the "Spousal Lifetime Five Income Benefit" under "Living Benefits" below for a description of annuity options that are available when you elect these benefits.

 When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. Your Annuity Date must be no later than the first day of the month coinciding with or next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date). Certain annuity options may not be available depending on the age of the Annuitant.

 Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

 Please note, you may not annuitize within the first Annuity Year.

 Option 1
 Annuity Payments for a Fixed Period: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

 Option 2
 Life Income Annuity Option: Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

 OTHER ANNUITY OPTIONS
 We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
 You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.

 Please note that annuitization essentially involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).

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

                            LIVING BENEFIT PROGRAMS

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?
 Pruco Life of New Jersey offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:
  . protecting a principal amount from decreases in value due to investment performance;
  . taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
  . guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments; or
  .   providing spousal continuation of certain benefits.

 The "living benefits" that Pruco Life of New Jersey offers are the Guaranteed Minimum Income Benefit (GMIB), the Lifetime Five Income Benefit and the Spousal Lifetime Five Income Benefit. Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. See the chart in the "Investment Options" section of the Prospectus for a list of investment options available and permitted with each benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. There are many factors to consider, but we note that among them you may want to evaluate the tax implications of these different approaches to meeting your needs, both between these benefits and in comparison to other potential solutions to your needs (e.g., comparing the tax implications of the withdrawal benefit and annuity payments).

 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
 Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.

 We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.

 KEY FEATURE--PROTECTED INCOME VALUE
 The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.

 The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.

  . Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

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

  . Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of the anniversary date on or immediately following the Annuitant's 80/th/ birthday or the 7/th/ anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments. Further, if you make withdrawals after the Annuitant reaches the maximum age/ duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

  . Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.

  . As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.

 Stepping-Up the Protected Income Value--You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.

  . A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See "Tax Considerations"
      section in this prospectus for additional information on IRS requirements.

  . The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase Payments, minus the impact of any withdrawals after the date of the step-up.

  . When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.

  . If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.

  . A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.

 Impact of Withdrawals on the Protected Income Value--Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity
 Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

 The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB program are October 13, 2005; 2.) an initial Purchase Payment of $250,000; 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB.

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity
 Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:
..   the Protected Income Value is reduced by the amount withdrawn (i.e., by
    $10,000, from $251,038.10 to $241,038.10).
..   The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

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 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:
  . the Protected Income Value is first reduced by the Remaining Limit (from $242,006.64 to $239,506.64);
  .   The result is then further reduced by the ratio of A to B, where:
       --A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).
       --B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500).

       The resulting Protected Income Value is: $239,506.64 X (1 - $7,500 / $217,500), or $231,247.79.
  . The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

 EXAMPLE 3. RESET OF THE DOLLAR-FOR-DOLLAR LIMIT
 A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13, 2006 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:
  . the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).
  . The Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

 KEY FEATURE--GMIB ANNUITY PAYMENTS
 You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, after the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's or your 95/th/ birthday (whichever is sooner), except for Annuities used as a funding vehicle for an IRA, SEP IRA or 403(b), in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 92/nd/ birthday.

 Your Annuity or state law may require you to begin receiving annuity payments at an earlier date.

 The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.

 On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

 GMIB ANNUITY PAYMENT OPTION 1--PAYMENTS FOR LIFE WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

 GMIB ANNUITY PAYMENT OPTION 2--PAYMENTS FOR JOINT LIVES WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.
..   If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.
..   If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.

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 You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

 OTHER IMPORTANT CONSIDERATIONS

..   You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your Account Value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
..   The Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
..   Where allowed by law, we reserve the right to limit subsequent Purchase
    Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
..   We may limit the Sub-accounts in which you can allocate Account Value if you participate in this program. We reserve the right to transfer any Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.
..   If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
..   Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
..   At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

 ELECTION OF THE PROGRAM
 Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

 TERMINATION OF THE PROGRAM
 The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB program based on his or her age at the time of the change. Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 CHARGES UNDER THE PROGRAM
 Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases. The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Rate Options. If you surrender your Annuity, begin receiving annuity payments under the GMIB

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 program or any other annuity payment option we make available during an
 Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year). No charge applies after the Annuity Date.

 LIFETIME FIVE INCOME BENEFIT (LIFETIME FIVE)
 Lifetime Five can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Lifetime Five and elect Spousal Lifetime Five (see "Election of the Program" below for details). The Annuitant must be at least 45 years old when the program is elected. The Lifetime Five Income Benefit program is not available if you elect any other optional living benefit. As long as your Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

 We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the "Protected Withdrawal Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options--one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and the Lifetime Five is in effect. Certain benefits under Lifetime Five may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--PROTECTED WITHDRAWAL VALUE
 The Protected Withdrawal Value is used to determine the amount of each annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Lifetime Five, plus any additional Purchase Payments as applicable, each growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent Purchase Payments prior to the first withdrawal or the 10th anniversary of the benefit effective date, if earlier. With respect to (A) and (C) above, after the 10th anniversary of the benefit effective date, each value is increased by the amount of any subsequent Purchase Payments.

..   If you elect the Lifetime Five program at the time you purchase your
    Annuity, the Account Value will be your initial Purchase Payment.
..   For existing Owners who are electing the Lifetime Five benefit, the Account
    Value on the date of your election of the Lifetime Five program will be used to determine the initial Protected Withdrawal Value.
..   If you make additional Purchase Payments after your first withdrawal, the
    Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.

 The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a pro rata basis for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional Purchase Payments being made into the Annuity).

 Step-Up of the Protected Withdrawal Value
 You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value. You are eligible to step-up the Protected Withdrawal Value on or after the 1st anniversary of the first withdrawal under Lifetime Five. The Protected Withdrawal Value can be stepped up again on or after the 1st anniversary of the preceding step-up. If you elect to step-up the Protected Withdrawal Value, and on the date you elect to step-up, the charges under Lifetime Five have changed for new purchasers, you may be subject to the new charge at the time of step-up. Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If

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 your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you have elected the Auto Step-Up feature, then the first Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under Lifetime Five or (2) the most recent step-up. Your Protected Withdrawal Value will only be stepped-up if 5% of the Account Value is greater than the Annual Income Amount by any amount. If at the time of the first Auto Step-Up opportunity, 5% of the Account Value is not greater than the Annual Income Amount, an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the most recent step-up. If on the date that we implement an Auto Step-Up to your Protected Withdrawal Value, the charge for Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Protected Withdrawal Value even if you elect the Auto Step-Up feature.

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

 KEY FEATURE--ANNUAL WITHDRAWAL AMOUNT UNDER THE WITHDRAWAL BENEFIT
 The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments. A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.

 The Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.

..   If, cumulatively, you withdraw an amount less than the Annual Withdrawal
    Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.
..   If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

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 EXAMPLES OF WITHDRAWALS
 The following examples of dollar-for-dollar and proportional reductions of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; and 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000. The values set forth here are purely hypothetical, and do not reflect the charge for Lifetime Five.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c):

    (a)Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33
    (b)Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
    (c)Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $10,000 = $8,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  . Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250
  .   Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157
  .   Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000
 (b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.
  . Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value before Excess Withdrawal X Annual Withdrawal Amount = $6,450/($263,000 - $18,550) X $18,550 = $489 Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $11,750/($263,000 - $13,250) X $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627
  . Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450
  . Proportional reduction = Excess Withdrawal/Account Value before Excess Withdrawal X Protected Withdrawal Value = $6,450/($263,000 - $18,550) X $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450,
      $6,503} = $239,947

 BENEFITS UNDER THE LIFETIME FIVE PROGRAM
..   If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, the Lifetime Five program will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the

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   Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life Income Benefit and the Withdrawal Benefit would be payable, even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as
    described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.
..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected
    Withdrawal Value, you can elect one of the following three options:
    (1)apply your Account Value to any annuity option available; or
    (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant's death; or
    (3)request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is depleted.

 We must receive your request in a form acceptable to us at our office.

  . In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
       (1)the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
       (2)the Account Value.
..   If no withdrawal was ever taken, we will determine a Protected Withdrawal
    Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS

..   Withdrawals under the Lifetime Five program are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.
..   Withdrawals made while the Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. The Lifetime Five program does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.
..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Lifetime Five program. The
    Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.
..   In general, you must allocate your Account Value in accordance with the then available option(s) that we may prescribe in order to elect and maintain the Lifetime Five program. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional Purchase Payments may be subject to the new investment limitations.

 ELECTION OF THE PROGRAM
 The Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial Protected Annual Withdrawal Amount, and the Annual Income Amount.

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 Currently, if you terminate the program, you will only be permitted to re-elect Lifetime Five or elect Spousal Lifetime Five on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

 We reserve the right to further limit the election/re-election frequency in the future. Before making any such change to the election/re-election frequency, we will provide prior notice to Owners who have an effective Lifetime Five Income Benefit.

 TERMINATION OF THE PROGRAM
 The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant (but your surviving spouse may elect a new Lifetime Five if your spouse elects the spousal continuance option and your spouse would then be eligible to elect the benefit if he or she was a new purchaser), upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.

 The charge for the Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.

 ADDITIONAL TAX CONSIDERATIONS
 If you purchase the Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)), or an employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

 As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

 SPOUSAL LIFETIME FIVE INCOME BENEFIT (SPOUSAL LIFETIME FIVE)
 Currently, if you elect Spousal Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Spousal Lifetime Five or elect Lifetime Five (see "Elections of and Designations under the Program" below for details). Spousal Lifetime Five must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. The Spousal Lifetime Five program is not available if you elect any other optional living benefit or optional death benefit. As long as your Spousal Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

 We offer a program that guarantees until the later death of two natural persons that are each other's spouses at the time of election of Spousal Lifetime Five and at the first death of one of them (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--INITIAL PROTECTED WITHDRAWAL VALUE
 The Protected Withdrawal Value is used to determine the amount of each annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of Spousal Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Spousal Lifetime Five, plus any additional Purchase Payments as applicable, each growing at 5% per year from

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 the date of your election of the program or application of the Purchase
 Payment to your Annuity, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent Purchase Payments prior to the first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier. With respect to (A) and (C) above, after the 10/th/ anniversary of the benefit effective date, each value is increased by the amount of any subsequent Purchase Payments.

..   If you elect the Spousal Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment.
..   For existing Owners who are electing the Spousal Lifetime Five benefit, the
    Account Value on the date of your election of the Spousal Lifetime Five program will be used to determine the initial Protected Withdrawal Value.

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE SPOUSAL LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Spousal Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Spousal Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. The Spousal Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount.

 Step-Up of the Annual Income Amount
 You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 1st anniversary of the first withdrawal under Spousal Lifetime Five. The Annual Income Amount can be stepped up again on or after the 1st anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount, and on the date you elect to step-up, the charges under Spousal Lifetime Five have changed for new purchasers, you may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under Spousal Lifetime Five or (2) the most recent step-up. At this time, your Annual Income Amount will be stepped-up if 5% of your Account Value is greater than the Annual Income Amount by any amount. If 5% of the Account Value does not exceed the Annual Income Amount, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least 1 year after the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for Spousal Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Annual Income Amount even if you elect the Auto Step-Up feature.

 Examples of withdrawals and step-up
 The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Spousal Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2010 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for the Spousal Lifetime Five Income Benefit.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c):

 (a)Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33
 (b)Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
 (c)Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000

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

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2006, then the following values would result:
  .   Remaining Annual Income Amount for current Annuity Year =
      $13,250--$10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2006, then the following values would result:
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

 EXAMPLE 3. STEP-UP OF THE ANNUAL INCOME AMOUNT
 If a step-up of the Annual Income Amount is requested on February 1, 2010, or the Auto Step-Up feature was elected, the step-up would occur because 5% of the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.

 BENEFITS UNDER THE SPOUSAL LIFETIME FIVE PROGRAM
 To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further Purchase Payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:
 (1)apply your Account Value to any annuity option available; or
 (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death.

 We must receive your request in a form acceptable to us at our office.

..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
 (1)the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
 (2)the Account Value.

 If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS

..    Withdrawals under the Spousal Lifetime Five program are subject to all of the terms and conditions of the Annuity, including any CDSC.

..    Withdrawals made while the Spousal Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Spousal Lifetime Five program does not directly affect the Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value not the Protected Withdrawal Value.

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

..    You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Spousal Lifetime Five program.
     The Spousal Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

..    In general, you must allocate your Account Value in accordance with the then available option(s) that we may prescribe in order to elect and maintain the Spousal Lifetime Five program. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional Purchase Payments may be subject to the new investment limitations.

..    There may be circumstances where you will continue to be charged the full amount for the Spousal Lifetime Five program even when the benefit is only providing a guarantee of income based on one life with no survivorship.

..    In order for the Surviving Designated Life to continue the Spousal
     Lifetime Five program, upon the death of an Owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. When the Annuity is owned by a Custodial Account, in order for Spousal Lifetime Five to be continued after the death of the first Designated Life (the Annuitant), the Custodial Account must elect to continue the Annuity and the second Designated Life (the Contingent Annuitant) will be named as the new Annuitant. See "Spousal Designations" and "Spousal Assumption of Annuity" in this Prospectus.

 Election of and Designations Under the Program
 Spousal Lifetime Five can only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary Designations are as follows:

..   One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or

..   Co-Annuity Owners, where the Owners are each other's spouses. The
    Beneficiary Designation must be the surviving spouse. The first named Owner must be the Annuitant. Both Owners must each be at least 55 years old at the time of election.

..   One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Both the Annuitant and Contingent Annuitant must each be at least 55 years old at the time of election.

 No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner that is not the Annuitant may be removed without affecting the benefit.

 The Spousal Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Spousal Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value and the Annual Income Amount.

 Currently, if you terminate the program, you will only be permitted to re-elect Spousal Lifetime Five or elect Lifetime Five on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

 We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Spousal Lifetime Five Income Benefit.

 Termination of the Program
 The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments. The charge for the Spousal Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.

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 Additional Tax Considerations
 If you purchase the Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or an employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

 As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.

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                                 DEATH BENEFIT

 WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
 The Annuity provides a Death Benefit during its accumulation period. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If the Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

 BASIC DEATH BENEFIT
 The Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under the Annuity. The Annuity also offers an optional Death Benefit that can be purchased for an additional charge. The additional charge is deducted to compensate Pruco Life of New Jersey for providing increased insurance protection under the optional Death Benefit. Notwithstanding the additional protection provided under the optional Death Benefit, the additional cost has the impact of reducing the net performance of the investment options.

 The basic Death Benefit is equal to the greater of:
  . The sum of all Purchase Payments less the sum of all proportional withdrawals.
  .   The sum of your Account Value in the Sub-accounts and the Fixed Rate
      Options.

 "Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

 OPTIONAL DEATH BENEFIT
 One optional Death Benefit is offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe these optional death benefits are set forth within the description of each optional death benefit.

 Currently, the optional death benefit must be elected at the time that you purchase your Annuity. We may, at a later date, allow existing Annuity Owners to purchase the optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. If you elect Spousal Lifetime Five, you are not permitted to elect the optional Death Benefit.

 HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ("HAV")

 If the Annuity has one Owner, the Owner must be age 79 or less at the time Highest Anniversary Value Optional Death Benefit is purchased. If the Annuity has joint Owners, the oldest Owner must be age 79 or less. If the Annuity is owned by an entity, the Annuitant must be age 79 or less.

 If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s). In addition, we reserve the right to require you to use certain asset allocation model(s) if you elect this Death Benefit.

 Calculation of Highest Anniversary Value Death Benefit The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

       If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

        1. the basic Death Benefit described above; and
        2. the Highest Anniversary Value as of the Owner's date of death.

       If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

        1. the basic Death Benefit described above; and
        2. the Highest Anniversary Value on the Death Benefit Target Date plus the sum of all Purchase Payments less the sum of all proportional withdrawals since the Death Benefit Target Date.

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 The amount determined by this calculation is increased by any Purchase
 Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

 Please refer to the definition of Death Benefit Target Date below. This death benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer contract anniversaries before the death benefit target date is reached.

 Key Terms Used with the Highest Anniversary Value Death Benefit:

..   The Death Benefit Target Date for the Highest Anniversary Value Death
    Benefit is the Annuity Anniversary on or after the 80th birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned.

..   The Highest Anniversary Value equals the highest of all previous
    "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payment since such anniversary.

..   The Anniversary Value is the Account Value as of each anniversary of the
    Issue Date of the Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment.

..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

 Annuities with Joint Owners
 For Annuities with Joint Owners, the Death Benefits are calculated as shown above except that the age of the oldest of the Joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.

 Annuities Owned by Entities
 For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant (or Contingent Annuitant, if applicable).

 Can I Terminate the Optional HAV Death Benefit? Does the Optional HAV Death Benefit terminate under other circumstances?
 The HAV Death Benefit may not be terminated once elected. The HAV Death Benefit will terminate automatically on the Annuity Date. We may also terminate the optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

 What are the charges for the Optional Death Benefit?
 We deduct a charge equal to 0.25% per year of the average daily net assets of the Sub-accounts for the HAV Death Benefit. We deduct the charge for this benefit to compensate Pruco Life of New Jersey for providing increased insurance protection under the optional Death Benefits. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

 Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

 PAYMENT OF DEATH BENEFITS

 Alternative Death Benefit Payment Options--Annuities owned by Individuals (not associated with Tax-Favored Plans)
 Except in the case of a spousal assumption as described below, upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

 If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

 In the event of your death before the Annuity Date, the Death Benefit must be distributed:

..   within five (5) years of the date of death; or

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..   as a series of payments not extending beyond the life expectancy of the
    Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

 Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option," as a series of annuity payments.

 Upon our receipt of proof of death, we will send to the beneficiary materials that list these payment options.

 Alternative Death Benefit Payment Options--Annuities Held by Tax-Favored Plans The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the Beneficiary is your surviving spouse.

  . If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (provided such payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

  . If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

  . If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

 Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

 The tax consequences to the beneficiary may vary among the different death benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

 Beneficiary Continuation Option
 Instead of receiving the death benefit in a single payment, or under an Annuity Option, a beneficiary may take the death benefit under an alternative death benefit payment option, as provided by the Code and described under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)) and non-qualified Annuities.

 Under the Beneficiary Continuation Option:

..   The Owner's Annuity contract will be continued in the Owner's name, for the benefit of the beneficiary.
..   Beginning on the date we receive an election by the beneficiary to take the death benefit in a form other than a lump sum, the beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

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..   Beginning on the date we receive an election by the beneficiary to take the death benefit in a form other than a lump sum, the beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account
    Value. The fee will only be applied if the Account Value is less than
    $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
..   The initial Account Value will be equal to any death benefit (including any optional death benefit) that would have been payable to the beneficiary if the beneficiary had taken a lump sum distribution.
..   The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-Accounts may not be available.
..   The beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
..   No Fixed Rate Options will be offered.
..   No additional Purchase Payments can be applied to the Annuity.
..   The basic death benefit and any optional benefits elected by the Owner will no longer apply to the beneficiary.
..   The beneficiary can request a withdrawal of all or a portion of the Account
    Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the beneficiary's withdrawal rights.
..   Withdrawals are not subject to CDSC.
..   Upon the death of the beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the beneficiary (successor), unless the successor chooses to continue receiving payments.

 In addition to the materials referenced above, the Beneficiary will be provided with a prospectus and a settlement agreement describing the Beneficiary Continuation Option. We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a beneficiary under the Beneficiary Continuation Option.

 Spousal Assumption of Annuity
 You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary Designation. Unless you elect an alternative Beneficiary Designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.

 See the section entitled "Managing Your Annuity"--"Spousal Designations" and "Contingent Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an Annuity owned by a Custodial Account.

 ARE THERE ANY EXCEPTIONS TO THESE RULES FOR PAYING THE DEATH BENEFIT?
 Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

 WHEN DO YOU DETERMINE THE DEATH BENEFIT?
 We determine the amount of the Death Benefit as of the date we receive "due proof of death", (and in certain limited circumstances as of the date of death) any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option. Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

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                            VALUING YOUR INVESTMENT

 HOW IS MY ACCOUNT VALUE DETERMINED?
 During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender.

 WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
 The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.

 HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
 When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

 Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

 EXAMPLE
 Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you
 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

 WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
 Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

 There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request. The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

  .   trading on the NYSE is restricted;

  . an emergency exists making redemption or valuation of securities held in the separate account impractical; or

  . the SEC, by order, permits the suspension or postponement for the protection of security holders.

 Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your

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

 representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days. With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period.

 Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our office with satisfactory allocation instructions.

 Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(t) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under Section 72(t) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

 Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

 Death Benefits: Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

 Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).

                                      49

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                              TAX CONSIDERATIONS

 The tax considerations associated with the Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.

 The Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
 PLANS)

 TAXES PAYABLE BY YOU
 We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract owner.

 It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits. If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".

 TAXES ON WITHDRAWALS AND SURRENDER
 If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefit programs or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal. If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

 TAXES ON ANNUITY PAYMENTS
 A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

 TAX PENALTY ON WITHDRAWALS AND ANNUITY PAYMENTS
 Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:

..   the amount is paid on or after you reach age 59 1/2 or die;

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

..   the amount received is attributable to your becoming disabled;

..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or

..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

 SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035
 Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If the Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)

 Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

 TAXES PAYABLE BY BENEFICIARIES
 The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate. Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below. Tax consequences to the beneficiary vary among the Death Benefit payment options.
..   Choice 1: the beneficiary is taxed on earnings in the contract.
..   Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).
..   Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of Purchase Payments).

 Considerations for Contingent Annuitants:
 There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant when an Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code. In general, the Code is designed to prevent indefinite deferral of tax. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when an Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use the Annuity in such a fashion.

 REPORTING AND WITHHOLDING ON DISTRIBUTIONS
 Taxable amounts distributed from the Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans (for example, an IRA).

 Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

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 Entity Owners
 Where a contract is held by a non-natural person (e.g.) a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

 Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements for contracts not held by tax favored plans.

 ANNUITY QUALIFICATION
 Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of the Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the portfolios underlying the variable investment options of the Annuity meet these diversification requirements.

 An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We reserve the right to take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

 Please refer to the Statement of Additional information for further information on these Diversification and Investor Control issues.

 Required Distributions Upon Your Death for Contracts Owned by Individuals (Not Associated with Tax-Favored Plans) Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of such designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. If an Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

 Changes in your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

 ADDITIONAL INFORMATION
 You should refer to the Statement of Additional Information if:

..   Your contract was issued in exchange for a contract containing Purchase
    Payments made before August 14, 1982.

..   You transfer your contract to, or designate, a beneficiary who is either 37
    1/2 years younger than you or a grandchild.

 CONTRACTS HELD BY TAX-FAVORED PLANS
 The following discussion covers annuity contracts held under tax-favored retirement plans.

 Currently, the Annuity may be purchased for use in connection with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a) and 408(b) of the Code and Roth IRAs under Section 408A of the Code. In addition, each Annuity may be purchased for use in connection with a corporate Pension or Profit-sharing plan (subject to 401(a) of the Code), H.R. 10 plans

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 (also known as Keogh Plans, subject to 401(a) of the Code), Tax Sheltered
 Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs), and Section 457 plans (subject to 457 of the Code). This description assumes that you have satisfied the requirements for eligibility for these products.

 The Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

 TYPES OF TAX-FAVORED PLANS
 IRAs. If you buy the Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free-look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

 Contributions Limits/Rollovers. Because of the way the Annuity is designed, you may purchase the Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, or as a current contribution. In 2007 the contribution limit is $4,000; increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

 The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

 Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

..   You, as owner of the contract, must be the "annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);
..   Your rights as owner are non-forfeitable;
..   You cannot sell, assign or pledge the contract;
..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
..   The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and
..   Death and annuity payments must meet "minimum distribution requirements"
    described below.

 Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a roll-over is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..   A 10% "early distribution penalty" described below;
..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
..   Failure to take a minimum distribution also described below.

 SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $45,000 in 2007 ($44,000 in 2006) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2007, this limit is $225,000 ($220,000 for 2006);

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..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

..   SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $15,500 in 2007 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2007. Thereafter, the amount is indexed for inflation. These annuities are not available for SARSEPs. You will also be provided the same information, and have the same "free look" period, as you would have if you purchased the contract for a standard IRA.

 ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

  .   Contributions to a Roth IRA cannot be deducted from your gross income;

  . "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and
      (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

  . If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

 Because of the way the Annuity is designed, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, a Roth IRA for Series B with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from a Qualified plan can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, as of January 1, 2006, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular or conversion contributions to a Roth IRA. If you are considering rolling over funds from your Roth account under an employer plan, please contact your Financial Professional prior to purchase to confirm whether such rollovers are being accepted.

 TDAs. You may own a TDA generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $15,500 in 2007. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2007. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:
..   Your attainment of age 59 1/2;
..   Your severance of employment;
..   Your death;
..   Your total and permanent disability; or
..   Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

 In any event, you must begin receiving distributions from your TDA by April 1/st/ of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

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 REQUIRED MINIMUM DISTRIBUTIONS AND PAYMENT OPTIONS
 If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not greater than 5 percent owner of the employer this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

 Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.

 You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.

 Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one Roth IRA from the same owner, similar rules apply.

 Required Distributions Upon Your Death for Qualified Contracts Held by Tax-favored Plans
 Upon your death under an IRA, 403(b) or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were required to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

..   If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
..   If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary,
..   If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect.
    For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary,

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

 Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

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 PENALTY FOR EARLY WITHDRAWALS
 You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your becoming disabled; or
..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

 WITHHOLDING
 Unless a distribution is an eligible rollover distribution that is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA, we will withhold federal income tax at the rate of 20%. This 20% withholding does not apply to distributions from IRAs and Roth IRAs. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and
..   For all other distributions, we will withhold at a 10% rate. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

 ERISA REQUIREMENTS
 ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus. Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.

 Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

 Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

 SPOUSAL CONSENT RULES FOR RETIREMENT PLANS--QUALIFIED CONTRACTS
 If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

 Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

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 Defined Contribution Plans (including 401(k) Plans and ERISA 403(b)
 Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

 IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated beneficiary.

 ADDITIONAL INFORMATION
 For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

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                              GENERAL INFORMATION

 HOW WILL I RECEIVE STATEMENTS AND REPORTS?
 We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudential.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, Systematic Withdrawals (including 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

 WHAT IS PRUCO LIFE OF NEW JERSEY?
 Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states.

 Pruco Life of New Jersey is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. As Pruco Life of New Jersey's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the contract.

 Pruco Life of New Jersey publishes annual and quarterly reports that are filed with the SEC. These reports contain financial information about Pruco Life of New Jersey that is annually audited by independent accountants. Pruco Life of New Jersey's annual report for the year ended December 31, 2006, together with subsequent periodic reports that Pruco Life of New Jersey files with the SEC, are incorporated by reference into this prospectus. You can obtain copies, at no cost, of any and all of this information, including the Pruco Life of New Jersey annual report that is not ordinarily mailed to contract owners, the more current reports and any subsequently filed documents at no cost by contacting us at the address or telephone number listed on the cover. The SEC file number for Pruco Life of New Jersey is 33-18053. You may read and copy any filings made by Pruco Life of New Jersey with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

 WHAT IS THE SEPARATE ACCOUNT?
 We have established a separate account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (separate account), to hold the assets that are associated with the variable annuity contracts. The separate account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

 WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
 Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

 VOTING RIGHTS
 We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated

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 to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as 'mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our separate account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

 Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

 MATERIAL CONFLICTS
 It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

 SERVICE FEES PAYABLE TO PRUCO LIFE OF NEW JERSEY
 Pruco Life of New Jersey or our affiliates have entered into agreements with the investment adviser or distributor of certain underlying portfolios. Under the terms of these agreements, Pruco Life of New Jersey or our affiliates may provide administrative and/or support services to the portfolios for which they receive a fee of up to 0.55% annually (as of May 1, 2007) of the average assets allocated to the portfolios from the investment adviser, distributor and/or the fund. These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

 In addition, an investment adviser, sub-adviser or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser's, sub-adviser's or distributor's participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

 During 2006, with regard to amounts that were paid under these kinds of arrangements, the amounts ranged from approximately $53 to approximately $190,514. These amounts may have been paid to one or more
 Prudential-affiliated insurers issuing individual variable annuities.

 WHO DISTRIBUTES ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY?
 Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the Annuity offered through this prospectus. PIMS acts as the distributor of a number of annuity contracts and life insurance products we offer.

 PIMS's principal business address is 100 Mulberry Street, Newark, New Jersey 07102-4077. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the National Association of Securities Dealers, Inc. (NASD).

 The Annuity is offered on a continuous basis. PIMS enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Annuity directly to potential purchasers. Commissions are paid to firms on sales of the Annuities according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made up to a maximum of 7.0%. Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the separate account.

 In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuity providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PIMS. A list of firms that PIMS paid pursuant to such arrangements is provided in the Statement of Additional Information which is available upon request. To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

 On July 1, 2003, Prudential Financial combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holdings, LLC ("Wachovia Securities"), a joint venture headquartered in Richmond, Virginia. Prudential Financial has a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%.

 Wachovia and Wachovia Securities are key distribution partners for certain products of Prudential Financial affiliates, including mutual funds and individual annuities that are distributed through their financial advisors, bank channel and independent channel. In addition, Prudential Financial is a service provider to the managed account platform and certain wrap-fee programs offered by Wachovia Securities.

 FINANCIAL STATEMENTS
 The financial statements of the separate account and Pruco Life of New Jersey are included in the Statement of Additional Information.

 HOW TO CONTACT US
 You can contact us by:

..   calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday,
..   writing to us via regular mail at Prudential Annuity Service Center, P.O.
    Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
..   accessing information about your Annuity through our Internet Website at
    www.prudential.com.

 You can obtain account information by calling our automated response system and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

 Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

 Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

 INDEMNIFICATION
 Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 LEGAL PROCEEDINGS
 Pruco Life of New Jersey is subject to legal and regulatory actions in the ordinary course of its businesses, which may include class action lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life of New Jersey and that are typical of the businesses in which Pruco Life of New Jersey operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. Pruco Life of New Jersey may also be subject to litigation arising out of its general business activities, such as its investments and third party contracts. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

 Pruco Life of New Jersey's litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flows of Pruco Life of New Jersey in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of litigation and regulatory matters, depending, in part, upon the results of operations or cash flows for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on Pruco Life of New Jersey's financial position.

 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
 The following are the contents of the Statement of Additional Information:

..   Company

..   Experts

..   Principal Underwriter

..   Payments Made to Promote Sale of Our Products

..   Allocation of Initial Purchase Payment

..   Determination of Accumulation Unit Values

..   Federal Tax Status

..   Financial Statements

                     APPENDIX A - ACCUMULATION UNIT VALUES

 As we have indicated throughout this prospectus, the Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each combination of such contract features. Here we depict the historical unit values corresponding to the contract features bearing the highest and lowest combinations of asset-based charges. The remaining unit values appear in the Statement of Additional Information, which you may obtain free of charge, by calling (888) PRU-2888 or by writing to us at the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. As discussed in the prospectus, if you select certain optional benefits (e.g., Lifetime Five), we limit the investment options to which you may allocate your Account Value. In certain of these accumulation unit value tables, we set forth accumulation unit values that assume election of one or more of such optional benefits and allocation of Account Value to portfolios that currently are not permitted as part of such optional benefits. Such unit values are set forth for general reference purposes only, and are not intended to indicate that such portfolios may be acquired along with those optional benefits.

 No accumulation unit value information is shown because, as of December 31, 2006, the Sub-accounts had not yet commenced operation.

                                   PRSRT STD
                                 U.S. POSTAGE
                                     PAID
                                 LANCASTER, PA
                                PERMIT NO. 1793

[LOGO]
The Prudential Insurance Company of America
751 Broad Street
Newark, NJ 07102-3777

                      STATEMENT OF ADDITIONAL INFORMATION

                                 July 20, 2007

  PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE
                               ANNUITY CONTRACTS

The Prudential Premier Variable Annuity Bb Series(SM) ("Bb Series"), annuity contract (or the "Annuity") is an individual variable annuity contract issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $1,000 or more. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Bb Series, prospectus dated July 20, 2007. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                               TABLE OF CONTENTS

                                                             Page
                                                             ----
               Company......................................   2
               Experts......................................   2
               Principal Underwriter........................   2
               Payments Made to Promote Sale of Our Products   2
               Allocation of Initial Purchase Payment.......   3
               Determination of Accumulation Unit Values....   4
               Federal Tax Status...........................   5
               Financial Statements.........................   5
               Separate Account Financial Information.......  A1
               Company Financial Information................  B1

                Pruco Life Insurance       Prudential Annuity
                      Company                Service Center
                   Of New Jersey             P.O. Box 7960
               213 Washington Street         Philadelphia,
                                           Pennsylvania 19176
               Newark, NJ 07102-2992    Telephone: (888) PRU-2888

Prudential Premier Variable Annuity Bb Series(SM), is a service mark of The Prudential Insurance Company of America.

                                    COMPANY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                    EXPERTS

The financial statements of Pruco Life of New Jersey as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and the financial statements of Pruco Life of New Jersey Flexible Premium Variable Annuity Account as of December 31, 2006 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

                             PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis through corporate office and regional home office employees in those states in which annuities may be lawfully sold. It may also offer the Annuities through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Because the Prudential Premier Bb Series was first offered beginning July 2007, PIMS has received no commissions with respect to this product during the past three calendar years. However, with respect to all individual variable annuities issued through the separate account, PIMS received commissions of $11,225,981, $8,230,004 and $9,797,213 in 2006, 2005, and 2004, respectively.
PIMS retained none of those commissions.

As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

                 PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PIMS pays which are broadly defined as follows:

.. Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

.. Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

.. Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2006) received payment with respect to annuity business during 2006 (or as to which a payment amount was accrued during 2006). The firms listed below include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2006, the least amount paid, and greatest amount paid, were $4.30 and $1,041,631.80, respectively.

Advantage Capital Corporation
AIG Financial Advisors, Inc.
Citigroup Global Markets, Inc.
Financial Network Investment Corp.
FSC Securities Corp.
ING Financial Partners
Merrill Lynch
Morgan Stanley
Multi-Financial Securities Corporation
Primevest
Raymond James & Associates
Raymond James Financial Services
Royal Alliance
Sentra Securities Corporation
Sunamerica Securities, Inc.
UBS Financial Services
Wachovia

                    ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment in good order at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources.

Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a subaccount is determined by multiplying the number of shares of Advanced Series Trust (formerly named American Skandia Trust) (the "Trust") or other funds held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

                              FEDERAL TAX STATUS

Other Tax Rules.

1. Diversification

The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Annuities meet these diversification requirements.

2. Investor Control.

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that each Annuity qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

3. Entity Owners.

Where an annuity is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the annuity will not be taxed as an annuity and increases in the value of the annuity over its cost basis will be subject to tax annually.

4. Purchase Payments Made Before August 14, 1982.

If your Annuity was issued in exchange for an annuity containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the Annuity. Generally, withdrawals are treated as a recovery of your investment in the Annuity first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.

5. Generation-Skipping Transfers.

If you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

Item 23 Financial Statements of Pruco Life Insurance Company and of Pruco Life of New Jersey Flexible Premium Variable Annuity Account

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                           Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2006 and 2005

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements                                                                               Page No.
--------------------                                                                               --------

   Report of Independent Registered Public Accounting Firm........................................   F-2

   Financial Statements:

   Statements of Financial Position - December 31, 2006 and 2005..................................   F-3

   Statements of Operations and Comprehensive Income Years Ended December 31, 2006, 2005 and 2004.   F-4

   Statements of Stockholder's Equity Years Ended December 31, 2006, 2005 and 2004................   F-5

   Statements of Cash Flows Years Ended December 31, 2006, 2005 and 2004..........................   F-6

   Notes to Financial Statements..................................................................   F-7

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly owned subsidiary of The Prudential Insurance Company of America) at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company adopted American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" as of January 1, 2004.

PricewaterhouseCoopers LLP (signed)
New York, New York
March 23, 2007

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of December 31, 2006 and December 31, 2005 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                                                          2006       2005
                                                                                                       ---------- ----------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost, 2006 - $912,692 ; 2005 - $990,717) $  920,925 $  991,575
Policy loans..........................................................................................    160,614    155,705
Short-term investments................................................................................     11,259     23,501
Commercial loans......................................................................................     48,979     20,353
Other long-term investments...........................................................................      9,446      7,087
                                                                                                       ---------- ----------
   Total investments..................................................................................  1,151,223  1,198,221
Cash and cash equivalents.............................................................................     59,543    116,040
Deferred policy acquisition costs.....................................................................    255,849    225,572
Accrued investment income.............................................................................     13,599     16,585
Reinsurance recoverables..............................................................................    135,010     92,277
Receivables from parent and affiliates................................................................     19,437     11,898
Deferred sales inducements............................................................................     19,013     13,616
Other assets..........................................................................................      8,618      2,669
Separate account assets...............................................................................  2,619,586  2,287,786
                                                                                                       ---------- ----------
TOTAL ASSETS                                                                                            4,281,878  3,964,664
                                                                                                       ========== ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances.......................................................................    836,980    841,822
Future policy benefits and other policyholder liabilities.............................................    250,053    203,422
Cash collateral for loaned securities.................................................................     28,212     86,530
Securities sold under agreement to repurchase.........................................................      4,005      1,708
Income taxes payable..................................................................................     87,478     73,050
Short term debt from affiliates.......................................................................     25,348     52,994
Payables to parent and affiliates.....................................................................      2,377      2,865
Other liabilities.....................................................................................     40,601     69,379
Separate account liabilities..........................................................................  2,619,586  2,287,786
                                                                                                       ---------- ----------
Total liabilities                                                                                       3,894,640  3,619,556
                                                                                                       ---------- ----------
COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

STOCKHOLDER'S EQUITY
Common stock, ($5 par value; 400,000 shares, authorized; issued and outstanding;)                           2,000      2,000
Additional Paid-in capital............................................................................    168,689    168,689
Retained earnings.....................................................................................    212,518    173,584
Accumulated other comprehensive income................................................................      4,031        835
                                                                                                       ---------- ----------
Total stockholder's equity                                                                                387,238    345,108
                                                                                                       ---------- ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                             $4,281,878 $3,964,664
                                                                                                       ========== ==========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 2006, 2005 and 2004 (in thousands)
--------------------------------------------------------------------------------

                                                                                        2006      2005      2004
                                                                                      --------  --------  --------
REVENUES
Premiums............................................................................. $  8,947  $  8,356  $ 29,335
Policy charges and fee income........................................................   59,650    60,400    75,340
Net investment income................................................................   65,628    60,197    52,499
Realized investment (losses)/ gains, net.............................................  (13,900)     (329)    1,885
Asset management fees................................................................    6,086     7,018     4,976
Other income.........................................................................    3,079     2,148     1,947
                                                                                      --------  --------  --------
Total revenues.......................................................................  129,490   137,790   165,982
                                                                                      --------  --------  --------
BENEFITS AND EXPENSES
Policyholders' benefits..............................................................   16,900    15,009    39,949
Interest credited to policyholders' account balances.................................   30,394    29,819    29,324
General, administrative and other expenses...........................................   31,785    40,145    60,742
                                                                                      --------  --------  --------
Total benefits and expenses..........................................................   79,079    84,973   130,015
                                                                                      --------  --------  --------
Income from operations before income taxes and cumulative effect of accounting change   50,411    52,817    35,967
                                                                                      --------  --------  --------
Income taxes:
   Current...........................................................................     (596)    6,441    14,584
   Deferred..........................................................................   12,073     7,151    (4,216)
                                                                                      --------  --------  --------
Total income tax expense.............................................................   11,477    13,592    10,368
                                                                                      --------  --------  --------
Income from Operations Before Cumulative Effect of Accounting Change.................   38,934    39,225    25,599
Cumulative effect of accounting change, net of taxes.................................       --        --      (184)
                                                                                      --------  --------  --------
NET INCOME...........................................................................   38,934    39,225    25,415
                                                                                      --------  --------  --------
Change in net unrealized investment gains/(loss), net of taxes.......................    3,196   (12,411)     (479)
Cumulative effect of accounting change, net of taxes.................................       --        --       547
                                                                                      --------  --------  --------
Accumulated other comprehensive income gain/(loss), net of taxes.....................    3,196   (12,411)       68
                                                                                      --------  --------  --------
COMPREHENSIVE INCOME................................................................. $ 42,130  $ 26,814  $ 25,483
                                                                                      ========  ========  ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Stockholder's Equity
Periods Ended December 31, 2006, 2005 and 2004 (in thousands)

                                                                     Accumulated Other Comprehensive Income (Loss)
                                                                     --------------------------------------------
                                                                                                       Total
                                                                       Foreign          Net         Accumulated
                                    Additional                        Currency       Unrealized        Other           Total
                             Common  Paid-in     Deferred   Retained Translation     Investment    Comprehensive   Stockholder's
                             Stock   Capital   Compensation Earnings Adjustments    Gains (Loss)   Income (Loss)      Equity
                             ------ ---------- ------------ -------- -----------    ------------   -------------   -------------
Balance, January 1, 2004     $2,000  $168,742     $(108)    $108,943     $--          $ 13,178       $ 13,178        $292,755
Net income..................     --        --        --       25,415      --                --             --          25,415
Stock-based compensation
programs....................     --        68       (44)          --      --                --             --              24
Cumulative effect of
accounting change, net of
taxes.......................     --        --        --           --      --               547            547             547
Change in net unrealized
investment gains (losses),
net of taxes................     --        --        --           --      --              (479)          (479)           (479)
                             ------  --------     -----     --------     ---          --------       --------        --------
Balance, December 31,
2004                          2,000   168,810      (152)     134,358      --            13,246         13,246         318,262
Net income..................     --        --        --       39,226      --                --             --          39,226
Stock-based compensation
programs....................     --      (121)      152           --      --                --             --              31
Cumulative effect of
accounting change, net of
taxes.......................     --        --        --           --      --                --             --              --
Change in net unrealized
investment gains (losses),
net of taxes................     --        --        --           --      --           (12,411)       (12,411)        (12,411)
                             ------  --------     -----     --------     ---          --------       --------        --------
Balance, December 31,
2005                          2,000   168,689        --      173,584      --               835            835         345,108
Net income..................     --        --        --       38,934      --                --             --          38,934
Stock-based compensation
programs....................     --        --        --           --      --                --             --              --
Cumulative effect of
accounting change, net of
taxes.......................     --        --        --           --      --                --             --              --
Change in foreign currency
translation adjustments, net
of taxes....................     --        --        --           --      29                --             29              29
Change in net unrealized
investment gains (losses),
net of taxes................     --        --        --           --      --             3,167          3,167           3,167
                             ------  --------     -----     --------     ---          --------       --------        --------
Balance, December 31, 2006   $2,000  $168,689        --     $212,518     $29          $  4,002       $  4,031        $387,238
                             ======  ========     =====     ========     ===          ========       ========        ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004 (in thousands)
--------------------------------------------------------------------------------

                                                                                                  2006        2005       2004
                                                                                               ----------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income................................................................................. $   38,934  $  39,225  $  25,415
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:..............................................................................
       Policy charges and fee income..........................................................    (12,012)   (11,739)   (16,862)
       Interest credited to policyholders' account balances...................................     30,394     29,819     29,324
       Realized investment losses (gains), net................................................     13,900        329     (1,885)
       Amortization and other non-cash items..................................................        874      3,937      8,743
       Cumulative effect of accounting change.................................................         --         --        184
       Change in:.............................................................................
          Future policy benefits and other insurance liabilities..............................     46,631     33,677     30,691
          Reinsurance recoverable.............................................................    (42,733)   (24,866)   (49,561)
          Accrued investment income...........................................................      2,986     (1,540)      (784)
          Receivables from parent and affiliates..............................................      2,459      5,254         21
          Payable to parent and affiliates....................................................       (487)     2,331        431
          Deferred policy acquisition costs...................................................    (33,979)   (30,393)     1,773
          Income taxes payable................................................................     12,707      2,855     25,877
          Deferred sales inducements..........................................................     (5,395)    (2,501)    (3,245)
          Other, net..........................................................................      6,950     (9,237)     3,958
                                                                                               ----------  ---------  ---------
Cash Flows From Operating Activities..........................................................     61,229     37,151     54,080
                                                                                               ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale/maturity/prepayment of:.............................................
       Fixed maturities available for sale....................................................  1,038,341    777,293    449,427
       Policy loans...........................................................................     17,070     17,487     19,023
       Commercial loans.......................................................................        633         89         --
   Payments for the purchase of:..............................................................
       Fixed maturities available for sale....................................................   (981,995)  (901,755)  (550,489)
       Policy loans...........................................................................    (15,012)   (13,004)   (10,994)
       Commercial loans.......................................................................    (29,360)   (20,442)        --
   Notes from parent and affiliates, net......................................................     (9,927)        --         --
   Other long-term investments, net...........................................................     (1,786)      (852)       (86)
   Short term investments, net................................................................     12,258     18,005      5,712
                                                                                               ----------  ---------  ---------
Cash Flows From (Used In) Investing Activities................................................     30,222   (123,179)   (87,407)
                                                                                               ----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Policyholders' account deposits............................................................    237,496    179,705    222,751
   Policyholders' account withdrawals.........................................................   (259,645)  (175,324)  (159,664)
   Net change in securities sold under agreement to repurchase and cash collateral for loaned
     securities, net..........................................................................    (56,022)   (11,043)     5,943
   Net change in financing arrangements (maturities 90 days or less)..........................    (69,777)   100,613       (133)
                                                                                               ----------  ---------  ---------
Cash Flows (Used In) From Financing Activities................................................   (147,948)    93,951     68,897
                                                                                               ----------  ---------  ---------
   Net (decrease) increase in cash and cash equivalents.......................................    (56,497)     7,923     35,570
   Cash and cash equivalents, beginning of year...............................................    116,040    108,117     72,547
                                                                                               ----------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR........................................................ $   59,543  $ 116,040  $ 108,117
                                                                                               ==========  =========  =========
SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes (received) paid............................................................... $   (1,230) $  10,737  $ (15,510)
                                                                                               ----------  ---------  ---------
   Interest paid (received)................................................................... $    1,077  $   1,017  $      --
                                                                                               ----------  ---------  ---------

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------



1. BUSINESS

Pruco Life Insurance Company of New Jersey, or "the Company," is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. The Company is licensed to sell interest-sensitive individual life insurance, variable life insurance, term insurance, variable annuities, and fixed annuities contracts only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of Pruco Life Insurance Company, or "Pruco Life", a stock life insurance company organized in 1971 under the laws of the state of Arizona. Pruco Life, in turn, is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance", an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001, ("the date of demutualization"), Prudential Insurance converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial."

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products and individual annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP". The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, as more fully described (in Note 13 to the Financial Statements). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs, investments, future policy benefits, provision for income taxes, reserves of contingent liabilities and reserves for losses in connection with unresolved legal matters.

Investments

Fixed maturities classified as "available for sale" are carried at fair value. The amortized cost of fixed maturities is written down to fair value if a decline in value is considered to be other than temporary. See the discussion below on realized gains and losses for a description of the accounting for impairment adjustments. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses are included in "Accumulated other comprehensive income (loss)."

Policy loans are carried at unpaid principal balances.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Commercial loans are carried at unpaid principal balances, net of an allowance for losses. The allowance for losses includes a portfolio reserve for probable incurred but not specifically identified losses. This reserve considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The gains and losses from the sale of loans, which are recognized when the Company relinquishes control over the loans, as well as changes in the allowance for loan losses, are reported in "Realized investment gains (losses), net." Interest income and prepayment fees are included in "Net investment income."

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized by cash, U.S. government and government agency securities. Securities loaned are collateralized principally by cash and U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General and administrative expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General and administrative expenses").

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost, which because of their short-term nature approximates fair value.

Other long-term investments consist of the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Realized investment gains (losses), net are computed using the specific identification method. Adjustments to the cost of fixed maturities and equity securities for temporary impairments are included in "Realized investment losses, net." In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) the extent (generally if greater than 20%) and the duration (generally if greater than six months); (2) the reasons for the decline in value (credit event, interest related or market fluctuation); (3) the Company's ability and intent to hold the investments for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. Realized investment gains (losses) are generated from numerous sources, including the sale of fixed maturity securities, equity securities, real estate investments, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost of investments for other than temporary impairments. "Realized investment gains (losses), net." also include prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial loans, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. These risks and uncertainties include, but are not limited to:
(1) the risk that our assessment of

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

an issuer's ability to meet its obligations could change, (2) the risk that the economic outlook could be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that we are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances, including those not related to the issuer, could lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a change in our impairment determination, and hence a charge to earnings in a future period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalent.

Deferred Policy Acquisition Costs

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement. These costs include commissions and variable field office expenses. The Company is also allocated costs of policy issuance and underwriting from Prudential Insurance's general and administrative expense allocation system. The Company also is charged commissions from third parties, which are primarily capitalized as deferred acquisition costs ("DAC").

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. For annuity products, the entire sales-based transfer pricing fee is deemed to be related to the production of new annuity business and is deferred. For life products, there is a look-through into the expenses incurred by Prudential Insurance's agency network and expenses that are considered to be related to the production of new insurance business are deferred. The cost of policy issuance and underwriting are also considered to be related primarily to the production of new insurance and annuity business and are fully deferred.

DAC is subject to recoverability testing at the end of each accounting period. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (the periods range from 25 to 99 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized DAC is reflected in "General, administrative and other expenses" in the period such estimated gross profits are revised. DAC related to non-participating term insurance are amortized over the expected life of the contracts in proportion to premium income.

DAC related to term insurance is amortized over the expected life of the contracts in proportion to premium income.

The Company and Prudential Insurance have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company or Prudential Insurance for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies. The Company expects to adopt Statement of Position ("SOP") 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" on
January 1, 2007. See "New Accounting Pronouncements."

Reinsurance recoverables

Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Financial Statements.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Separate account assets and liabilities
Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders, and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. See Note 8 to the Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset management fees charged to the accounts are included in "Asset management fees."

Defered Sales inducements
The Company provides sales inducements to contractholders, which primarily include an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. These costs are deferred and recognized on the statement of financial position in other assets. They are amortized using the same methodology and assumptions used to amortized deferred policy acquisition costs. The amortization expense is included as a component of interest credited to policyholders' account balances. As of December 31, 2006 and 2005, deferred sales inducement costs were $19 million and $14 million, respectively.

Other assets and other liabilities
Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Policyholders' Account Balances
The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits plus interest credited less policyholder withdrawals and other charges assessed against the account balance. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities.

Future Policy Benefits
The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality, less the present value of future net premiums. For life insurance, expected mortality is generally based on the Company's historical experience or standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. The Company's liability for future policy benefits is also inclusive of liabilities for guarantee benefits related to certain non-traditional long duration life and annuity contracts, which are discussed more fully in Note 8. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

Unpaid Claims
Unpaid claims include estimates of claims that the Company believes have been incurred, but have not yet been reported ("IBNR") as of the balance sheet date and is an estimate of the amount of loss will ultimately incur on reported claims. Consistent with industry accounting practice, we do not establish loss reserves until a loss has occurred. These IBNR estimates, and estimates of the amounts of loss we will ultimately incur on reported claims net of reinsurance, are based in part on our historical experience, and are regularly adjusted to reflect actual claims experience. When actual experience differs from our previous estimate, the resulting difference, net of reinsurance will be included in our reported results for the period of the change in estimate in the "Policyholders' benefits" caption in our statements of operations. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels.

Contingent Liabilities
Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Insurance Revenue and Expense Recognition

Premiums from term life insurance policies are recognized when due and a liability for future policy benefits is recorded when premiums are recognized using the net level premium method. Benefits are recorded as an expense when they are incurred. Amounts received as payment for variable and universal life and deferred annuities are reported as deposits to "Policyholders' account balances", and variable life and annuity premiums are reported as deposits to separate account liabilities. Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances and separate account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Asset Management Fees

The Company receives in accordance with a servicing agreement with Prudential Investments LLC, asset management fee income from policyholder account balances invested in The Prudential Series Funds ("PSF"). The PSF are a portfolio of mutual fund investments related to the Company's separate account products (see
Note 13 to the Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than Prudential Insurance. Asset management fees are recognized as income when earned.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company, and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in pricing models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," in the Statement of Financial Position except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating or investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or
(5) a derivative entered into as an economic hedge that does not qualify for hedge accounting. During the years ended December 31, 2006, 2005 and 2004 none of the Company's derivatives qualify for hedge accounting treatment.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

Income Taxes

The Company is a member of the consolidated federal income tax return of Prudential Financial and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," including an amendment of FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." The interpretations in this SAB express the Staff's views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company's method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect to the financial position and result of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company's consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt FIN No. 48 on January 1, 2007. The Company's adoption of this guidance will not have a material effect on the Company's consolidated financial position and results of operations.

On February 16, 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments." This statement provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. This statement also removes an exception from the requirement to bifurcate an embedded derivative feature from a beneficial interest in securitized financial assets. The new requirement to identify embedded derivatives in beneficial interest will be applied on a prospective basis only to beneficial interest acquired, issued, or subject to certain remeasurement conditions after the adoption date of the new guidance. The Company plans to adopt this guidance effective January 1, 2007. The Company's adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This FSP provides impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities, primarily by referencing existing accounting guidance. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company adopted this guidance effective January 1, 2006, and it did not have a material effect on the Company's consolidated results of operations.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-1 on January 1, 2007, and it will not have a material effect on the Company's consolidated results of operations.

In December 2003, the FASB issued FIN No. 46(R), "Consolidation of Variable Interest Entities," which revised the original FIN No. 46 guidance issued in January 2003. FIN No. 46(R) addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. On December 31, 2003, the Company adopted FIN No. 46(R) for all special purpose entities ("SPEs") and for relationships with all VIEs that began on or after February 1, 2003. On March 31, 2004, the Company implemented FIN No. 46(R) for relationships with potential VIEs that are not SPEs. The transition to FIN No. 46(R) did not have a material effect on the Company's financial position or results of operations.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses).

The effect of adopting SOP 03-1 was a charge of $0.2 million, net of $0.1 million of taxes, which was reported as a "Cumulative effect of accounting change, net of taxes" in the results of operations for the year ended
December 31, 2004. This charge reflects the net impact of converting certain individual market value adjusted annuity contracts from separate account accounting treatment to general account accounting treatment, including carrying the related liabilities at accreted value, and the effect of establishing reserves for guaranteed minimum death benefit provisions of the Company's variable annuity and variable life contracts. The Company also recognized a cumulative effect of accounting change related to unrealized investment gains within "Accumulated other comprehensive income, net of taxes" of $0.5 million, net of $0.3 million of taxes, for the year ended December 31, 2005. Upon adoption of SOP 03-1, approximately $40 million in "Separate account assets" were reclassified resulting in an increase in "Fixed maturities, available for sale", as well as changes in other non-separate account assets. Similarly, upon adoption, approximately $40 million in "Separate account liabilities" were reclassified resulting in increases in "Policyholders' account balances" as well as changes in other non-separate account liabilities.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability." FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. The Company's adoption of FSP 97-1 on July 1, 2004 did not change its accounting for unearned revenue liabilities and, therefore, had no impact on the Company's financial position or results of operations. In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid ("TPA") to clarify certain aspects of SOP 03-1. The implementation of this TPA during the third quarter of 2004 had no impact on the Company's financial position or results of operations.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Reclassifications

Certain amounts in the prior years have been reclassified to conform to the current year presentation.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


3. INVESTMENTS

Fixed Maturities

The following tables provide additional information relating to fixed maturities as of December 31:

                                                                   2006
                                                ------------------------------------------
                                                            Gross      Gross
                                                Amortized Unrealized Unrealized
                                                  Cost      Gains      Losses   Fair Value
                                                --------- ---------- ---------- ----------
                                                             (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of.
   U.S. Government corporations and agencies... $ 10,857   $    94     $   54    $ 10,897
   Foreign government bonds....................    9,657       820         --      10,477
   Corporate securities........................  763,158    11,091      4,903     769,346
   Mortgage-backed securities..................  129,020     1,296        111     130,205
                                                --------   -------     ------    --------
Total fixed maturities, available for sale..... $912,692   $13,301     $5,068    $920,925
                                                ========   =======     ======    ========

                                                                   2005
                                                ------------------------------------------
                                                            Gross      Gross
                                                Amortized Unrealized Unrealized
                                                  Cost      Gains      Losses   Fair Value
                                                --------- ---------- ---------- ----------
                                                              (in thousands)
Fixed maturities, available for sale
   U.S. Treasury securities and obligations of.
   U.S. Government corporations and agencies... $ 14,767   $   158    $    45    $ 14,880
   Foreign government bonds....................    9,776       544         --      10,320
   Corporate securities........................  845,983    11,868     10,068     847,783
   Mortgage-backed securities..................  120,191        87      1,686     118,592
                                                --------   -------    -------    --------
Total fixed maturities, available for sale..... $990,717   $12,657    $11,799    $991,575
                                                ========   =======    =======    ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2006, is shown below:

                                                  Available for Sale
                                                  ------------------
                                                  Amortized  Fair
                                                    Cost     Value
                                                  --------- --------
                                                    (in thousands)
           Due in one year or less............... $ 30,500  $ 30,526
           Due after one year through five years.  288,978   291,969
           Due after five years through ten years  261,837   263,251
           Due after ten years...................  202,357   204,974
           Mortgage-backed securities............  129,020   130,205
                                                  --------  --------
           Total................................. $912,692  $920,925
                                                  ========  ========

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 2006, 2005, and 2004 were $949 million, $649 million, and $394 million, respectively. Gross gains of $1 million, $4 million, and $6 million, and gross losses of $15 million, $5 million, and $4 million were realized on those sales during 2006, 2005, and 2004, respectively. Proceeds from maturities of fixed maturities available for sale during 2006, 2005, and 2004 were $96 million, and $128 million, and $56 million, respectively.

The writedowns for impairments that were deemed to be other than temporary for fixed maturities for the years 2006, 2005 and 2004 are less than $1 million respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                              2006     2005     2004
                                            -------  -------  -------
                                                  (in thousands)
Fixed maturities, available for sale....... $55,625  $52,085  $44,375
Policy loans...............................   8,632    8,523    8,443
Commercial loans...........................   1,789      415       --
Short-term investments and cash equivalents   4,082    3,660    1,733
Other......................................     599      625      272
                                            -------  -------  -------
Gross investment income....................  70,727   65,308   54,823
   Less: investment expenses...............  (5,099)  (5,111)  (2,324)
                                            -------  -------  -------
Net investment income...................... $65,628  $60,197  $52,499
                                            =======  =======  =======

Realized investment (losses)/ gains, net, including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                       2006     2005   2004
                                     --------  -----  ------
                                          (in thousands)
Fixed maturities, available for sale $(14,374) $(316) $2,024
Derivatives and other...............      474    (13)   (139)
                                     --------  -----  ------
Realized investment losses, net..... $(13,900) $(329) $1,885
                                     ========  =====  ======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Commercial Loans

The Company's commercial loans are comprised as follows as at December 31:

                                              2006                  2005
                                      --------------------  --------------------
                                          Amount     % of       Amount     % of
                                      (in thousands) Total  (in thousands) Total
                                      -------------- -----  -------------- -----
Collateralized loans by property type
Apartment complexes..................    $12,315      25.1%    $ 9,671      47.5%
Agricultural properties..............      8,084      16.5%      5,200      25.5%
Industrial buildings.................      7,348      15.0%      4,490      22.1%
Retail stores........................      8,940      18.2%         --       -- %
Office buildings.....................      5,363      10.9%        992       4.9%
Other................................      7,031      14.3%         --       -- %
                                         -------     -----     -------     -----
Total collateralized loans...........     49,081     100.0%     20,353     100.0%
                                                     =====                 =====
Valuation allowance..................       (102)                   --
                                         -------               -------
Total net collateralized loans.......     48,979                20,353
                                         -------               -------
Total commercial loans...............    $48,979               $20,353
                                         =======               =======

The commercial loans are geographically dispersed throughout the United States with the largest concentrations in New Jersey (16%) and Minnesota (14%) at December 31, 2006.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

                                                 2006      2005      2004
                                                 ---- -------------- ----
                                                      (in thousands)
      Allowance for losses, beginning of year... $ --      $--       $--
      Addition (release) of allowance for losses  102       --        --
      Charge-offs, net of recoveries............   --       --        --
      Change in foreign exchange................   --       --        --
                                                 ----      ---       ---
      Allowance for losses, end of year......... $102      $--       $--
                                                 ====      ===       ===

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Net Unrealized Investment Gains (Losses)

Net unrealized investment gains on fixed maturities available for sale are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income." Changes in these amounts include adjustments to exclude from "Accumulated other comprehensive income (loss)" those items that are included as part of "net income" for a period that also had been part of "Accumulated other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                             Accumulated other
                                                                                                               Comprehensive
                                                                                                               Income (Loss)
                                                                       Deferred                   Deferred    Related to Net
                                                       Net Unrealized   policy    Policyholders' Income Tax     Unrealized
                                                       Gains (Losses) Acquisition    Account     (Liability)    Investment
                                                       on Investments    Costs       Balances      Benefit    Gains (Losses)
                                                       -------------- ----------- -------------- ----------- -----------------
                                                                                   (in thousands)
Balance, January 1, 2004                                  $ 36,318     $(19,924)     $ 4,196       $(7,412)      $ 13,178
   Net investment gains (losses) on investments
     arising during the period........................      (4,798)          --           --         2,043         (2,755)
   Reclassification adjustment for gains (losses)
     included in net income...........................      (2,024)          --           --           708         (1,316)
   Impact of net unrealized investment Gains (losses)
     on deferred policy acquisition costs.............          --        8,075           --        (3,026)         5,049
   Impact of net unrealized investment gains (losses)
     on policyholders' account balances...............          --           --       (1,465)          555           (910)
                                                          --------     --------      -------       -------       --------
Balance, December 31, 2004                                  29,496      (11,849)       2,731        (7,132)        13,246
   Net investment gains (losses) on investments
     arising during the period........................     (28,357)          --           --         9,926        (18,431)
   Reclassification adjustment for gains (losses)
     included in net income...........................         314           --           --          (111)           203
   Impact of net unrealized investment gains (losses)
     on deferred policy acquisition costs.............          --       11,961           --        (4,186)         7,775
   Impact of net unrealized investment gains (losses)
     on policyholders' account balances...............          --           --       (3,012)        1,054         (1,958)
                                                          --------     --------      -------       -------       --------
Balance, December 31, 2005                                   1,453          112         (281)         (449)           835
   Net investment gains (losses) on investments
     arising during the period........................      21,752           --           --        (7,613)        14,139
   Reclassification adjustment for gains (losses)
     included in net income...........................     (14,373)          --           --         5,031         (9,342)
   Impact of net unrealized investment gains (losses)
     on deferred policy acquisition costs.............          --       (3,701)          --         1,295         (2,406)
   Impact of net unrealized investment gains (losses)
     on policyholders' account balances...............          --           --        1,194          (418)           776
                                                          --------     --------      -------       -------       --------
Balance, December 31, 2006                                $  8,832     $ (3,589)     $   913       $(2,154)      $  4,002
                                                          ========     ========      =======       =======       ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The table below presents net unrealized gains on investments by asset class at December 31,

                                              2006   2005   2004
                                             ------ ------ -------
                                                (in thousands)
             Fixed maturities............... $8,233 $  857 $29,021
             Other long-term investments....    599    596     475
                                             ------ ------ -------
             Unrealized gains on investments $8,832 $1,453 $29,496
                                             ====== ====== =======

Included in other long-term investments are equity securities.

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2006 and 2005 respectively:

                                                             Less than twelve    Twelve months or
                                                                  months               more                Total
                                                            ------------------- ------------------- -------------------
                                                             Fair    Unrealized  Fair    Unrealized  Fair    Unrealized
                                                             Value     Losses    Value     Losses    Value     Losses
                                                            -------- ---------- -------- ---------- -------- ----------
                                                                                  (in thousands)
Fixed maturities, available for sale: 2006
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................ $    455  $    10   $  2,316   $   44   $  2,771  $    54
Corporate securities.......................................   91,728      855    122,582    4,048    214,310    4,903
Mortgage-backed securities.................................    3,310       23      3,722       87      7,032      110
                                                            --------  -------   --------   ------   --------  -------
Total...................................................... $ 95,493  $   888   $128,620   $4,179   $224,113  $ 5,067
                                                            ========  =======   ========   ======   ========  =======
Fixed maturities, available for sale: 2005
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................ $  7,678  $    22   $    899   $   23   $  8,577  $    45
Corporate securities.......................................  436,319    8,410     53,409    1,658    489,728   10,068
Mortgage-backed securities.................................  101,510    1,627      2,000       59    103,510    1,686
                                                            --------  -------   --------   ------   --------  -------
Total...................................................... $545,507  $10,059   $ 56,308   $1,740   $601,815  $11,799
                                                            ========  =======   ========   ======   ========  =======

As of December 31, 2006, gross unrealized losses on fixed maturities totaled approximately $5 million comprising 135 issuers. Of this amount, there was $1 million in the less than twelve months category comprising 56 issuers and $4 million in the greater than twelve months category comprising 79 issuers. There were no individual issuers with gross unrealized losses greater than $0.3 million. Investment grade securities was comprised of gross unrealized losses of $3.4 million and $2 million of gross unrealized losses of twelve months or more were concentrated in the finance, manufacturing, and service sectors. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities is not warranted at December 31, 2006.

As of December 31, 2005, gross unrealized losses on fixed maturities totaled approximately $12 million comprising 232 issuers. Of this amount, there was $10 million in the less than twelve months category comprising 189 issuers and $2 million in the greater than twelve months category comprising 43 issuers. There were no individual issuers with gross unrealized losses greater than $0.51 million. $9 million of gross unrealized losses is comprised of investment grade securities. $1 million of gross unrealized losses of twelve months or more were concentrated in the finance, manufacturing, and service sectors. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Financial Statements), we have concluded that an adjustment for other than temporary impairments for these securities is not warranted at December 31, 2005.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2006 and 2005, the carrying values of fixed maturities available for sale pledged to third parties as reported in the Statements of Financial Position were $31 million and $86.3 million, respectively.

Fixed maturities of $0.5 million at December 31, 2006 and 2005 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                          2006      2005      2004
                                                        --------  --------  --------
                                                               (in thousands)
Balance, beginning of year............................. $225,572  $183,219  $176,529
Capitalization of commissions, sales and issue expenses   42,918    39,238    21,374
Amortization...........................................   (8,940)   (8,846)  (23,147)
Change in unrealized investment gains..................   (3,701)   11,961     8,463
                                                        --------  --------  --------
Balance, end of year................................... $255,849  $225,572  $183,219
                                                        ========  ========  ========

Deferred acquisition costs include reductions in capitalization and amortization related to the reinsurance expense allowances resulting from the coinsurance treaty with Prudential Arizona Reinsurance Captive Company, or "PARCC" discussed in Note 13 to the Financial Statements below.

Ceded capitalization was $16 million, $14 million and $37 million in 2006, 2005 and 2004 respectively. Amortization relating to this treaty included in the above table amounted to $4 million in both 2006 and 2005 and $3 million in 2004.

5. POLICYHOLDERS' LIABILITIES

Future policy benefits at December 31 are as follows:

                                                        2006     2005
                                                      -------- --------
                                                       (in thousands)
         Life insurance.............................. $242,936 $196,756
         Individual and group annuities..............    4,791    4,733
         Policy claims and other contract liabilities    2,326    1,933
                                                      -------- --------
         Total future policy benefits................ $250,053 $203,422
                                                      ======== ========

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual and Group annuity liabilities include reserves for annuities that are in payout status.

Future policy benefits for life insurance are equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 7.50%.

Future policy benefits for individual and group annuities are equal to the aggregate of 1) the present value of expected future payments on the basis of actuarial assumptions established at issue, and 2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience when the basis of the reserve is established. The interest rates used in the determination of the individual and group annuities reserves range from 5.25% to 8.75%, with 10% of the reserves based on an interest rate in excess of 8%.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)


Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience (except for certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves). The interest rates used in the determination of the present values range from 5.18% to 6.20%.

Policyholders' account balances at December 31 are as follows:

                                                                   2006     2005
                                                                 -------- --------
                                                                  (in thousands)
Interest-sensitive life contracts............................... $495,150 $456,366
Individual annuities............................................  264,892  308,146
Guaranteed investment contracts and guaranteed interest accounts   34,701   37,333
Dividend accumulations and other................................   42,237   39,977
                                                                 -------- --------
Total policyholders' account balances........................... $836,980 $841,822
                                                                 ======== ========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates for interest-sensitive life contracts range from 3.00% to 4.80%. Interest crediting rates for individual annuities range from 1.50% to 12.00%, with less than 1% of the policyholders' account balances with interest crediting rates in excess of 8.00%. Interest crediting rates for guaranteed investment contracts and guaranteed interest accounts range from 3.00% to 6.30%. Interest crediting rates range from 3.00% to 3.86% for dividend accumulations and other.

6. REINSURANCE

The Company participates in reinsurance with Prudential Insurance, PARCC and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote. Effective October 3, 2005, the Company entered into a new coinsurance agreement with Pruco Reinsurance Ltd. (Pruco Re) (see Note 13 to the Financial Statements) providing for the 100% reinsurance of its Lifetime Five benefit feature sold on new business after October 3, 2005.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for both long and short duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

Reinsurance amounts included in the Statement of Operations and Comprehensive Income for the years ended December 31 are below.

                                                     2006      2005      2004
                                                  ---------  --------  --------
                                                          (in thousands)
Direct premiums and policy charges and fee income $ 184,637  $162,830  $142,492
Reinsurance ceded................................  (116,040)  (94,074)  (37,817)
                                                  ---------  --------  --------
Premiums and policy charges and fee income....... $  68,597  $ 68,756  $104,675
                                                  =========  ========  ========
Policyholders' benefits ceded.................... $  51,306  $ 41,641  $ 20,028
                                                  =========  ========  ========

Reinsurance premiums ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company's Statements of Financial Position, at December 31, 2006 and 2005 were $135 million and $92 million, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

6. Reinsurance (continued) INCOME TAXES


During 2004, the Company entered into reinsurance contracts with affiliates covering the entire domestic life in force. As a result, all reinsurance contracts are with affiliates as of December 31, 2004. These contracts are described further (in Note 13 to the Financial Statements), below.

The gross and net amounts of life insurance in force at December 31, were as follows:

                                          2006          2005          2004
                                      ------------  ------------  ------------
                                                   (in thousands)
Life insurance face amount in force.. $ 63,399,375  $ 52,930,588  $ 42,903,082
Ceded................................  (56,034,023)  (46,406,195)  (37,708,317)
                                      ------------  ------------  ------------
Net amount of life insurance in force $  7,365,352  $  6,524,393  $  5,194,765
                                      ============  ============  ============

7. INCOME TAXES

The components of income tax expense (benefits) for the years ended December 31, are as follows:

                                             2006    2005     2004
                                           -------  ------- -------
                                                (in thousands)
            Current tax (benefit) expense:
               U.S........................ $  (596) $ 6,441 $14,639
               State and local............      --       --     (55)
                                           -------  ------- -------
               Total......................    (596)   6,441  14,584
                                           -------  ------- -------
            Deferred tax expense:
               U.S........................  12,073    7,151  (2,640)
               State and local............      --       --  (1,576)
                                           -------  ------- -------
               Total......................  12,073    7,151  (4,216)
                                           -------  ------- -------
            Total income tax expense...... $11,477  $13,592 $10,368
                                           =======  ======= =======

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                      2006     2005     2004
                                                    -------  -------  -------
                                                          (in thousands)
 Expected federal income tax expense............... $17,644  $18,486  $12,589
 IRS settlement for examination period 1997 to 2001      --   (2,769)      --
 State and local income taxes......................      --       --   (1,060)
 Non taxable investment income.....................  (6,206)  (2,979)  (1,240)
 Other.............................................      39      854       79
                                                    -------  -------  -------
 Total income tax expense.......................... $11,477  $13,592  $10,368
                                                    =======  =======  =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. INCOME TAXES (continued)


Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                     2006    2005
                                                    ------- -------
                                                    (in thousands)
             Deferred tax assets
                Investments........................ $ 1,488 $ 1,670
                Other..............................     256     774
                                                    ------- -------
                Deferred tax assets................   1,744   2,444
                                                    ------- -------
             Deferred tax liabilities
                Insurance reserves.................   6,257   1,942
                Deferred acquisition costs.........  66,855  57,917
                Net unrealized gains on securities.   3,107     508
                Other..............................   1,003   3,761
                                                    ------- -------
                Deferred tax liabilities...........  77,222  64,128
                                                    ------- -------
             Net deferred tax liability............ $75,478 $61,684
                                                    ======= =======

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable.

The amount of income taxes paid by the Company is subject to ongoing audits in various jurisdictions. We reserve for our best estimate of potential payments/settlements to be made to the Internal Revenue Service (the "Service") and other taxing jurisdictions for audits ongoing or not yet commenced. In 2006, the Service completed all fieldwork with regards to its examination of the Company's federal income tax returns for tax years 2002-2003. The Company anticipates the final report being submitted to the Joint Committee on Taxation for their review during the first quarter of 2007. The statute of limitations for the 2002-2003 tax years expires in 2008. In addition, in January 2007 , the Service began an examination of tax years 2004 through 2006 in January 2007.

The Company's liability for income taxes includes management's best estimate of potential payments and settlements for audit periods still subject to review by the Service or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

On January 26, 2006, the Internal Revenue Service (the "Service") officially closed the audit of the consolidated federal income tax returns for the 1997 to 2001 periods. As a result of certain favorable resolutions, the Company's statement of operations for the year ended December 31, 2005 includes an income tax benefit of $3 million, reflecting a reduction in the Company's liability for income taxes.

For tax year 2007, the Company has chosen to participate in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between when the Company files its federal income tax return and the Service completes its examination of the return.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary ("anniversary contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period including withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2006 and 2005 there were no gains or losses on transfers of assets from the general account to a separate account.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. As of December 31, 2006 and 2005, the Company had the following guarantees associated with these contracts, by product and guarantee type:

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


                                                            December 31, 2006
                                                 ----------------------------------------
                                                                       At Annuitization /
                                                 In the Event of Death  Accumulation (1)
                                                 --------------------- ------------------
Variable Annuity Contracts                                    (in thousands)
Return of net deposits

Account value...................................       $ 410,196                  N/A

Net amount at risk..............................       $     120                  N/A

   Average attained age of contractholders......        62 years                  N/A

Minimum return or contract value
Account value...................................       $ 768,746           $  286,577
Net amount at risk..............................       $  21,413           $       72
   Average attained age of contractholders......        64 years             59 years
Average period remaining until earliest expected
  annuitization.................................             N/A            5.5 years

                                                            December 31, 2005
                                                 ----------------------------------------
                                                                       At Annuitization /
                                                 In the Event of Death  Accumulation (1)
                                                 --------------------- ------------------
Variable Annuity Contracts                                    (in thousands)
Return of net deposits

Account value...................................       $ 303,639                  N/A

Net amount at risk..............................       $     102                  N/A

   Average attained age of contractholders......        62 years                  N/A

Minimum return or contract value
Account value...................................       $ 747,305           $  139,073
Net amount at risk..............................       $  42,256           $        2
   Average attained age of contractholders......        63 years             57 years
Average period remaining until earliest expected
  annuitization.................................             N/A            6.4 years

(1)Includes income and withdrawal benefits as described herein

                                Unadjusted Value Adjusted Value Unadjusted Value Adjusted Value
Market value adjusted annuities ---------------- -------------- ---------------- --------------
         Account value.........     $26,543         $26,856         $31,264         $31,842

                                                                    December 31, 2006 December 31, 2005
                                                                    ----------------- -----------------
                                                                           In the Event of Death
                                                                    -----------------------------------
Variable Life, Variable Universal Life and Universal Life Contracts           (in thousands)
              No Lapse Guarantees

              Separate account value...............................    $  466,859        $  427,765

              General account value................................    $  103,006        $   83,961

              Net amount at risk...................................    $5,982,110        $5,922,134

              Average attained age of contractholders..............      44 years          43 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                December 31, 2006 December 31, 2005
                                ----------------- -----------------
                                          (in thousands)

             Equity funds......     $672,087          $638,156

             Bond funds........       65,380            70,859

             Balanced funds....      159,423            20,264

             Money market funds       22,086            18,538

             Specialty funds...        3,364             1,605
                                    --------          --------
                Total..........     $922,340          $749,422
                                    ========          ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

In addition to the above mentioned amounts invested in separate account investment options, $256.6 million and $301.5 million of account balances of variable annuity contracts with guarantees (inclusive of contracts with MVA features) were invested in general account investment options in 2006 and 2005 respectively.

Liabilities For Guarantee Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts prior to reinsurance. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") and guaranteed minimum income and withdrawal benefits ("GMIWB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum withdrawal benefits ("GMWB"), and guaranteed minimum income and withdrawals benefits ("GMIWB"), features are considered to be derivatives under SFAS
No. 133, and changes in the fair value of the derivative are recognized through "Realized investment gains (losses), net."

                                              GMDB   GMIB  GMIWB   Total
                                            -------  ---- ------  -------
                                                    (in thousands)
      Balance as of January 1, 2004........ $ 1,633    --     --  $ 1,633
         Incurred guarantee benefits/ (1)/      762   126     --      888
         Paid guarantee benefits             (1,154)   --     --   (1,154)
                                            -------  ---- ------  -------
      Balance as of December 31, 2004...... $ 1,241  $126     --  $ 1,367
         Incurred guarantee benefits /(1)/    1,809   189     --    1,998
         Paid guarantee benefits               (701)   --     --     (701)
                                            -------  ---- ------  -------
      Balance as of December 31, 2005...... $ 2,349  $315     --  $ 2,664
         Incurred guarantee benefits /(1)/    2,507   249   (130)   2,626
         Paid guarantee benefits               (317)   --     --     (317)
                                            -------  ---- ------  -------
      Balance as of December 31, 2006...... $ 4,539  $564 ($ 130) $ 4,973
                                            =======  ==== ======  =======

(1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates effecting the reserves. Also includes changes in the fair value of features considered to be derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The GMIB liability was determined by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with a related charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB's were determined over a reasonable range of stochastically generated scenarios. For variable annuities and variable universal life, 5,000 scenarios were stochastically generated and, from these, 200 scenarios were selected using a sampling technique. For variable life, various scenarios covering a reasonable range were weighted based on a statistical lognormal model. For universal life, 1,000 scenarios were stochastically generated and selected.

The GMIWB feature provides a contractholder with two methods to receive guaranteed minimum payments over time-- a "withdrawal" option and an "income" option. Each of these amounts is based on a "protected withdrawal value" (the "GMIWB Protected Withdrawal Value"). The initial GMIWB Protected Withdrawal Value is determined as of the date that the contractholder makes his/her first withdrawal under the annuity following the election of the GMIWB. The initial GMIWB Protected Withdrawal Value is equal to the greatest of three amounts, which, stated generally, are (a) account value, plus additional purchase payments and any credits, rolled up at a specified percentage for a period of time (b) account value as of the date of the first withdrawal and (c) a specified highest anniversary value. Under the withdrawal option, the Company guarantees that a specified percentage of the GMIWB

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

Protected Withdrawal Value can be withdrawn each year until the GMIWB Protected Withdrawal Value has been exhausted. Under the income option, the Company guarantees that a lesser percentage of the GMIWB Protected Withdrawal Value can be withdrawn for life. As under the GMWB feature, the contract holder may elect to step-up the GMIWB Protected Withdrawal Value if, due to positive market performance, the account value is greater than the current GMIWB Protected Withdrawal Value. The Company reinsurers 100% of its liability associated with GMIWB with affiliates.

Deferred Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the policy using the same methodology and assumptions used to amortize deferred policy acquisition costs. The Company offers various types of sales inducements. These inducements include: (i) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (ii) additional interest credits after a certain number of years a contract is held. Changes in deferred sales inducements are as follows:

                                          2006     2005     2004
                                        -------  -------  -------
                                              (in thousands)
             Balance, beginning of year $13,616  $11,115  $ 7,879
             Capitalization............   6,382    3,863    4,461
             Amortization..............    (985)  (1,362)  (1,225)
                                        -------  -------  -------
             Balance, end of year...... $19,013  $13,616  $11,115
                                        =======  =======  =======

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company amounted to $1 million, ($1) million, and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory surplus of the Company amounted to $137 million and $142 million at December 31, 2006 and 2005, respectively. The statutory loss in 2003 was primarily attributed to the surplus strain from new business, which results from higher commissions and selling expenses, which are not deferred under statutory accounting, and from increases to reserves. During 2004, the Company obtained reinsurance on the term life business from a captive affiliate, mitigating the surplus strain on that business. The agreement is discussed further (in Note 13 to the Financial Statements).

The Company is subject to New Jersey law. The maximum amount of dividends, which can be paid by State of New Jersey insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to N.J.S.A.17:27A-4.c(2)(b). There have been no dividend payments to the Company's parent in 2006, 2005 or 2004.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 11 to the Financial Statements for a discussion of derivative instruments.

Fixed maturities

The fair values of public fixed maturity securities are based on quoted market prices or estimates from independent pricing services. However, for investments in private placement fixed maturity securities, this information is not available. For these private investments, the fair value is determined typically by using a discounted cash flow model, which considers current market credit spreads for publicly traded issues with similar terms by companies of comparable credit quality, and an additional spread

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


10. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

component for the reduced liquidity associated with private placements. This additional spread component is determined based on surveys of various third party financial institutions. Historically, changes in estimated future cash flows or the assessment of an issuer's credit quality have been the more significant factors in determining fair values.

Commercial Loans

The fair value of commercial loans, other than those held by the Company's commercial mortgage operations, is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, and adjusted for the current market spread for similar quality loans.

The fair value of commercial loans held by the Company's commercial mortgage operations is based upon various factors, including the terms of the loans, the intended exit strategy for the loans based upon either a securitization pricing model or commitments from investors, prevailing interest rates, and credit risk.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment contracts

For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

The following table discloses the carrying amounts and fair values of the Company's financial instruments at December 31:

                                                    2006                  2005
                                            --------------------- ---------------------
                                             Carrying              Carrying
                                              Value    Fair Value   Value    Fair Value
                                            ---------- ---------- ---------- ----------
                                                          (in thousands)
Financial assets:

Fixed maturities, available for sale....... $  920,925 $  920,925 $  991,575 $  991,575
Policy loans...............................    160,614    171,887    155,705    171,264
Short-term investments.....................     11,259     11,259     23,501     23,501
Commercial loans                                48,979     48,979     20,353     20,353
Cash and cash equivalents..................     59,543     59,543    116,040    116,040
Separate account assets....................  2,619,586  2,619,586  2,287,786  2,287,786

Financial liabilities:

Investment contracts.......................    358,572    358,572    385,569    385,569
Cash collateral for loaned securities......     28,212     28,212     86,530     86,530
Securities sold under repurchase agreements      4,005      4,005      1,708      1,708
Short Term Debt to affiliates                   25,348     25,348     52,994     52,944
Separate account liabilities...............  2,619,586  2,619,586  2,287,786  2,287,786

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Exchange-traded futures are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

Currency derivatives, including currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With single name credit default derivatives, this premium or credit spread generally corresponds to the difference between the yield on the referenced name's public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in our investment portfolio.

Embedded Derivatives

As described in Note 8, the Company sells variable annuity products which contain embedded derivatives. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees which are determined using pricing models. The Company has entered into reinsurance agreements to transfer the risk related to the embedded derivatives to affiliates. These reinsurance agreements are derivatives and have been accounted in the same manner as the embedded derivative.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's over-the-counter derivative transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures are effected through regulated exchanges, and positions are settled on a daily basis, the Company has reduced exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company enters into over-the-counter derivative transactions with creditworthy counterparties pursuant to master agreements that provide for a netting of payments and receipts with a single counterparty. Substantially all of the Company's over-the-counter derivative contracts are transacted with an affiliate.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY MATTERS

Commitments

The Company has made commitments to fund $14 million of commercial loans in 2006. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $18 million in 2006.

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing, administration and servicing, and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In these cases, we offer customers appropriate remediation and may incur charges and expenses, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Proceedings

The Company's litigation and regulatory matters are subject to legal and regulatory actions in the ordinary course of its businesses, which may include class action lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. The Company may also be subject to litigation arising out of its general business activities, such as its investments and third party contracts. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

The Company's litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flows of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of litigation and regulatory matters, depending, in part, upon the results of operations or cash flows for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses in 2005 reflect a change in allocations implemented during the fourth quarter of 2005. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earning and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------


13. RELATED PARTY TRANSACTIONS (Continued)

Prudential Insurance sponsors voluntary savings plan for the Company's employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $0.4 million in 2006, 2005 and 2004, respectively.

The Company's share of net expense for the pension plans was $1.0 million, $0.7 million and $0.8 million in 2006, 2005 and 2004, respectively.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Management Fee Income

Beginning October 1, 2002, in accordance with a servicing agreement with Prudential Investments LLC, the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These revenues are recorded as "Asset management fees" in the Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance ("COLI") policies to Prudential Insurance. The cash surrender value included in separate accounts was $508 million and $470 million at December 31, 2006 and December 31, 2005, respectively. Fees related to the COLI policies were $5 million, $5 million and $4 million for the years ending December 31, 2006, 2005 and 2004, respectively.

Reinsurance with Affiliates

Prudential Arizona Reinsurance Capitive Company (PARCC)

The Company reinsures with PARCC 90% of the risks under its term life insurance policies through an automatic and facultative coinsurance agreement. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. The coinsurance agreement with PARCC also replaces the yearly renewable term agreements with external reinsurers that were previously in effect on this block of business. There was no net cost associated with the initial transaction. Reinsurance recoverables related to this agreement were $128 million and $85 million as of December 31, 2006 and December 31, 2005, respectively. Premiums ceded to PARCC in 2006, 2005, and 2004 were $86 million, $70 million and $25 million, respectively. Benefits ceded in 2006, 2005 and 2004 were $23 million, $19 million, and $15 million respectively.

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks, not otherwise reinsured. Reinsurance recoverable related to this agreement was $7 million and $7 million as of December 31, 2006 and December 2005 respectively. Premiums and fees ceded to Prudential Insurance in 2006, 2005 and 2004 were $30 million, $24 million and $1 million, respectively. Benefits ceded in 2006, 2005 and 2004 were $28 million, $22 million, and $3 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions.

Pruco Reinsurance Ltd. (Pruco Re)

During 2005 and 2006, the Company entered into reinsurance agreements with Pruco Re as part of its risk management and capital management strategies for annuities. Effective October 3, 2005, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Lifetime Five benefit feature sold on its annuities after October 3, 2005.

Effective May 26, 2006, the Company entered into a new coinsurance agreement with Pruco Reinsurance, Ltd. providing for the 100% reinsurance of its Spousal Lifetime Five benefit feature sold on its annuities. Premiums and benefits ceded related to this treaty are de minimis.

Effective November 20, 2006, the Company entered into a coinsurance agreement with Pruco Re providing for the 100% reinsurance of its Highest Daily Lifetime Five benefit feature sold on its annuities.

Debt Agreements

The Company has an agreement with Prudential Funding, LLC, a wholly owned subsidiary of Prudential Insurance which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $100 million.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

There was $25 million of debt outstanding to Prudential Funding, LLC as of December 31, 2006 as compared to $53 million at December 31, 2005. Interest expense related to this agreement was $1 million in 2006 and $1 million in 2005, with related interest charged at a variable rate of 3.10% to 5.32%. As of December 31, 2006 and 2005, there was $32 million and $88 million, respectively, of asset-based financing.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2006 and 2005 are summarized in the table below:

                                               Three months ended (in thousands)
                                           -----------------------------------------
                                           March 31 June 30 September 30 December 31
                                           -------- ------- ------------ -----------
2006
Total revenues............................ $31,603  $30,459   $29,015      $38,413
Total benefits and expenses...............  24,282   26,918     3,999       23,880
Income from operations before income taxes   7,321    3,541    25,016       14,533
Net income................................   5,748    2,862    19,210       11,114
                                           =======  =======   =======      =======
2005
Total revenues............................ $33,075  $35,883   $33,059      $35,773
Total benefits and expenses...............  26,118   24,867     7,830       26,159
Income from operations before income taxes   6,957   11,016    25,229        9,614
Net income................................   6,931    7,834    18,142        6,318
                                           =======  =======   =======      =======

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                    SUBACCOUNTS
                                ----------------------------------------------------------------------------------

                                 PRUDENTIAL       PRUDENTIAL       PRUDENTIAL                      PRUDENTIAL HIGH
                                MONEY MARKET   DIVERSIFIED BOND      EQUITY     PRUDENTIAL VALUE      YIELD BOND
                                  PORTFOLIO        PORTFOLIO       PORTFOLIO        PORTFOLIO         PORTFOLIO
                                ------------   ----------------   -----------   ----------------   ---------------


ASSETS
  Investment in the
     portfolios, at value.....   $21,912,131      $39,488,351     $42,041,578      $51,889,768       $20,980,729
                                 -----------      -----------     -----------      -----------       -----------
  Net Assets..................   $21,912,131      $39,488,351     $42,041,578      $51,889,768       $20,980,729
                                 ===========      ===========     ===========      ===========       ===========

NET ASSETS, representing:
  Accumulation units..........   $21,912,131      $39,488,351     $42,041,578      $51,889,768       $20,980,729
                                 -----------      -----------     -----------      -----------       -----------
                                 $21,912,131      $39,488,351     $42,041,578      $51,889,768       $20,980,729
                                 ===========      ===========     ===========      ===========       ===========

  Units outstanding...........    18,744,479       24,018,773      21,283,305       20,495,873        12,641,097
                                 ===========      ===========     ===========      ===========       ===========
  Portfolio shares held.......     2,191,213        3,639,479       1,531,569        1,979,770         3,936,347
  Portfolio net asset value
     per share................   $     10.00      $     10.85     $     27.45      $     26.21       $      5.33
  Investment in portfolio
     shares, at cost..........   $21,912,131      $40,338,337     $41,971,125      $41,469,913       $24,658,710


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                    SUBACCOUNTS
                                ----------------------------------------------------------------------------------

                                 PRUDENTIAL       PRUDENTIAL       PRUDENTIAL                      PRUDENTIAL HIGH
                                MONEY MARKET   DIVERSIFIED BOND      EQUITY     PRUDENTIAL VALUE      YIELD BOND
                                  PORTFOLIO        PORTFOLIO       PORTFOLIO        PORTFOLIO         PORTFOLIO
                                ------------   ----------------   -----------   ----------------   ---------------


INVESTMENT INCOME
  Dividend income.............      $959,478       $2,030,740      $  439,791       $  710,413       $ 1,679,709
                                 -----------      -----------     -----------      -----------       -----------

EXPENSES
  Charges to contract owners
     for assuming mortality
     risk and expense risk and
     for administration.......       299,432          582,518         585,712          685,406           301,751
                                 -----------      -----------     -----------      -----------       -----------

NET INVESTMENT INCOME (LOSS)
  ............................       660,046        1,448,222        (145,921)          25,007         1,377,958
                                 -----------      -----------     -----------      -----------       -----------

NET REALIZED AND UNREALIZED
     GAIN (LOSS) ON
     INVESTMENTS
  Capital gains distributions
     received.................             0          403,433               0        1,648,375                 0
  Realized gain (loss) on
     shares redeemed..........             0         (253,409)       (567,745)         975,796          (842,159)
  Net change in unrealized
     gain (loss) on
     investments..............             0         (231,858)      4,991,186        5,448,081         1,266,613
                                 -----------      -----------     -----------      -----------       -----------

NET GAIN (LOSS) ON
  INVESTMENTS.................             0          (81,834)      4,423,441        8,072,252           424,454
                                 -----------      -----------     -----------      -----------       -----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS...............   $   660,046      $ 1,366,388     $ 4,277,520      $ 8,097,259        $1,802,412
                                 ===========      ===========     ===========      ===========       ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A1

                                                 SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                                                                                              PREMIER VIT
 PRUDENTIAL                     PRUDENTIAL  PRUDENTIAL SMALL   T. ROWE PRICE   T. ROWE PRICE     OPCAP      PREMIER VIT
STOCK INDEX     PRUDENTIAL       JENNISON    CAPITALIZATION    INTERNATIONAL   EQUITY INCOME    MANAGED     OPCAP SMALL
 PORTFOLIO   GLOBAL PORTFOLIO   PORTFOLIO    STOCK PORTFOLIO  STOCK PORTFOLIO    PORTFOLIO     PORTFOLIO   CAP PORTFOLIO
-----------  ----------------  -----------  ----------------  ---------------  -------------  -----------  -------------




$55,271,950     $12,725,495    $44,625,308     $10,200,198       $3,864,477     $14,667,705   $14,366,728    $9,188,774
-----------     -----------    -----------     -----------       ----------     -----------   -----------    ----------
$55,271,950     $12,725,495    $44,625,308     $10,200,198       $3,864,477     $14,667,705   $14,366,728    $9,188,774
===========     ===========    ===========     ===========       ==========     ===========   ===========    ==========


$55,271,950     $12,725,495    $44,625,308     $10,200,198       $3,864,477     $14,667,705   $14,366,728    $9,188,774
-----------     -----------    -----------     -----------       ----------     -----------   -----------    ----------
$55,271,950     $12,725,495    $44,625,308     $10,200,198       $3,864,477     $14,667,705   $14,366,728    $9,188,774
===========     ===========    ===========     ===========       ==========     ===========   ===========    ==========

 29,656,967       6,859,580     25,857,761       3,849,714        2,507,440       6,259,912     8,462,947     3,602,517
===========     ===========    ===========     ===========       ==========     ===========   ===========    ==========
  1,550,840         564,824      2,117,955         437,965          215,052         590,487       346,353       250,103
$     35.64     $     22.53    $     21.07     $     23.29       $    17.97     $     24.84   $     41.48    $    36.74

$51,443,842     $10,856,600    $48,362,402     $ 7,267,646       $2,944,723     $11,583,021   $14,189,832    $6,808,001






                                                 SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                                                                               PREMIER VIT
 PRUDENTIAL                     PRUDENTIAL   PRUDENTIAL SMALL   T. ROWE PRICE   T. ROWE PRICE     OPCAP      PREMIER VIT
STOCK INDEX     PRUDENTIAL       JENNISON     CAPITALIZATION    INTERNATIONAL   EQUITY INCOME    MANAGED     OPCAP SMALL
 PORTFOLIO   GLOBAL PORTFOLIO    PORTFOLIO    STOCK PORTFOLIO  STOCK PORTFOLIO    PORTFOLIO     PORTFOLIO   CAP PORTFOLIO
-----------  ----------------  ------------  ----------------  ---------------  -------------  -----------  -------------



 $  852,253      $   76,198     $   131,791      $   58,690         $ 41,663      $  227,968    $  266,224    $        0
 ----------     -----------     -----------     -----------       ----------     -----------   -----------    ----------




    769,428         170,942         661,535         147,541           50,844         204,092       206,640       127,924
 ----------     -----------     -----------     -----------       ----------     -----------   -----------    ----------

     82,825         (94,744)       (529,744)        (88,851)          (9,181)         23,876        59,584      (127,924)
 ----------     -----------     -----------     -----------       ----------     -----------   -----------    ----------



    150,913               0               0         511,730           12,499         395,626     1,645,719       536,411

   (138,518)         74,549      (1,309,568)        613,797          143,642         559,582       (78,602)      439,471

  6,913,322       2,001,674       1,774,824         272,233          450,720       1,336,895      (471,016)    1,023,431
 ----------     -----------     -----------     -----------       ----------     -----------   -----------    ----------


  6,925,717       2,076,223         465,256       1,397,760          606,861       2,292,103     1,096,101     1,999,313
 ----------     -----------     -----------     -----------       ----------     -----------   -----------    ----------



 $7,008,542     $ 1,981,479     $   (64,488)    $ 1,308,909       $  597,680     $ 2,315,979   $ 1,155,685    $1,871,389
 ==========     ===========     ===========     ===========       ==========     ===========   ===========    ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A2

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                                                    JANUS ASPEN
                                                    JANUS ASPEN    INTERNATIONAL
                                                     LARGE CAP         GROWTH
                                                     GROWTH -       PORTFOLIO -      MFS VIT -
                                   AIM V.I. CORE   INSTITUTIONAL   INSTITUTIONAL   RESEARCH BOND    MFS EMERGING
                                    EQUITY FUND        SHARES          SHARES          SERIES      GROWTH SERIES
                                   -------------   -------------   -------------   -------------   -------------


ASSETS
  Investment in the portfolios,
     at value....................   $20,015,113     $11,888,781     $23,446,241      $3,562,458     $10,744,766
                                    -----------     -----------     -----------      ----------     -----------
  Net Assets.....................   $20,015,113     $11,888,781     $23,446,241      $3,562,458     $10,744,766
                                    ===========     ===========     ===========      ==========     ===========

NET ASSETS, representing:
  Accumulation units.............   $20,015,113     $11,888,781     $23,446,241      $3,562,458     $10,744,766
                                    -----------     -----------     -----------      ----------     -----------
                                    $20,015,113     $11,888,781     $23,446,241      $3,562,458     $10,744,766
                                    ===========     ===========     ===========      ==========     ===========

  Units outstanding..............    11,153,303       7,544,643       6,793,722       2,229,617       7,279,523
                                    ===========     ===========     ===========      ==========     ===========

  Portfolio shares held..........       735,309         514,221         457,845         197,476         520,580
  Portfolio net asset value per
     share.......................   $     27.22     $     23.12     $     51.21      $    18.04     $     20.64
  Investment in portfolio shares,
     at cost.....................   $17,976,322     $13,580,885     $12,411,812      $3,486,568     $12,264,544


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                                                    JANUS ASPEN
                                                    JANUS ASPEN    INTERNATIONAL
                                                     LARGE CAP         GROWTH
                                                     GROWTH -       PORTFOLIO -      MFS VIT -
                                   AIM V.I. CORE   INSTITUTIONAL   INSTITUTIONAL   RESEARCH BOND    MFS EMERGING
                                    EQUITY FUND        SHARES          SHARES          SERIES      GROWTH SERIES
                                   -------------   -------------   -------------   -------------   -------------


INVESTMENT INCOME
  Dividend income................    $  107,742      $   57,406      $  409,653        $ 18,626       $        0
                                    -----------     -----------     -----------      ----------    -------------

EXPENSES
  Charges to contract owners for
     assuming mortality risk and
     expense risk and for
     administration..............       221,272         165,894         291,411          50,124          155,020
                                    -----------     -----------     -----------      ----------    -------------

NET INVESTMENT INCOME (LOSS) ....      (113,530)       (108,488)        118,242         (31,498)        (155,020)
                                    -----------     -----------     -----------      ----------    -------------

NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS
  Capital gains distributions
     received....................             0               0               0               0                0
  Realized gain (loss) on shares
     redeemed....................       110,045        (465,575)      1,462,099         (43,955)        (410,232)
  Net change in unrealized gain
     (loss) on investments.......     2,020,852       1,685,650       6,199,458         373,277        1,249,949
                                    -----------     -----------     -----------      ----------    -------------

NET GAIN (LOSS) ON INVESTMENTS...     2,130,897       1,220,075       7,661,557         329,322          839,717
                                    -----------     -----------     -----------      ----------    -------------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS..................   $ 2,017,367     $ 1,111,587     $ 7,779,799      $  297,824    $     684,697
                                    ===========     ===========     ===========      ==========    =============




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A3

                                              SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

                                                              PRUDENTIAL
                                                              DIVERSIFIED
CREDIT SUISSE   AMERICAN   FRANKLIN SMALL-     PRUDENTIAL    CONSERVATIVE
 TRUST GLOBAL  CENTURY VP   MID CAP GROWTH   JENNISON 20/20     GROWTH                            ALLIANCEBERNSTEIN
  SMALL CAP    VALUE FUND     SECURITIES    FOCUS PORTFOLIO    PORTFOLIO   DAVIS VALUE PORTFOLIO   LARGE CAP GROWTH
-------------  ----------  ---------------  ---------------  ------------  ---------------------  -----------------




  $2,693,838   $5,786,147     $4,654,129       $7,314,954     $7,753,011         $5,948,789           $  814,752
  ----------   ----------     ----------       ----------     ----------         ----------           ----------
  $2,693,838   $5,786,147     $4,654,129       $7,314,954     $7,753,011         $5,948,789           $  814,752
  ==========   ==========     ==========       ==========     ==========         ==========           ==========


  $2,693,838   $5,786,147     $4,654,129       $7,314,954     $7,753,011         $5,948,789           $  814,752
  ----------   ----------     ----------       ----------     ----------         ----------           ----------
  $2,693,838   $5,786,147     $4,654,129       $7,314,954     $7,753,011         $5,948,789           $  814,752
  ==========   ==========     ==========       ==========     ==========         ==========           ==========

   1,877,611    2,607,271      2,760,518        4,519,123      5,445,886          4,735,708            1,272,578
  ==========   ==========     ==========       ==========     ==========         ==========           ==========

     183,629      662,031        210,309          456,899        642,870            408,010               30,897
  $    14.67   $     8.74     $    22.13       $    16.01     $    12.06         $    14.58           $    26.37
  $2,583,015   $4,597,704     $4,451,187       $5,756,019     $8,538,340         $4,336,921           $  917,617






                                              SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

                                                              PRUDENTIAL
                                                              DIVERSIFIED
CREDIT SUISSE   AMERICAN   FRANKLIN SMALL-     PRUDENTIAL    CONSERVATIVE
 TRUST GLOBAL  CENTURY VP   MID CAP GROWTH   JENNISON 20/20     GROWTH                            ALLIANCEBERNSTEIN
  SMALL CAP    VALUE FUND     SECURITIES    FOCUS PORTFOLIO    PORTFOLIO   DAVIS VALUE PORTFOLIO   LARGE CAP GROWTH
-------------  ----------  ---------------  ---------------  ------------  ---------------------  -----------------



    $      0     $ 79,242       $      0         $ 29,025       $ 268,013          $ 43,025             $      0
  ----------   ----------     ----------       ----------     -----------        ----------           ----------




      37,353       78,061         70,640           99,371         111,559            82,400               12,557
  ----------   ----------     ----------       ----------     -----------        ----------           ----------

     (37,353)       1,181        (70,640)         (70,346)        156,454           (39,375)             (12,557)
  ----------   ----------     ----------       ----------     -----------        ----------           ----------



           0      499,871              0          449,091          34,393                 0                    0
     (11,400)     140,841        (20,822)         240,948        (261,729)          326,559              (56,971)

     338,698      238,118        430,793          218,027         487,384           456,139               40,457
  ----------   ----------     ----------       ----------     -----------        ----------           ----------

     327,298      878,830        409,971          908,066         260,048           782,698              (16,514)
  ----------   ----------     ----------       ----------     -----------        ----------           ----------



  $  289,945   $  880,011     $  339,331       $  837,720     $   416,502        $  743,323           $  (29,071)
  ==========   ==========     ==========       ==========     ===========        ==========           ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A4

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2006



                                                                     SUBACCOUNTS
                                -------------------------------------------------------------------------------------
                                PRUDENTIAL SP
                                 T.ROWE PRICE
                                  LARGE CAP     PRUDENTIAL SP    PRUDENTIAL SP      PRUDENTIAL SP      PRUDENTIAL SP
                                    GROWTH       DAVIS VALUE    SMALL-CAP VALUE       SMALL CAP         PIMCO TOTAL
                                  PORTFOLIO       PORTFOLIO        PORTFOLIO      GROWTH PORTFOLIO   RETURN PORTFOLIO
                                -------------   -------------   ---------------   ----------------   ----------------


ASSETS
  Investment in the
     portfolios, at value.....    $3,146,114     $17,073,251      $24,763,934        $3,010,982         $41,442,466
                                  ----------     -----------      -----------        ----------         -----------
  Net Assets..................    $3,146,114     $17,073,251      $24,763,934        $3,010,982         $41,442,466
                                  ==========     ===========      ===========        ==========         ===========

NET ASSETS, representing:
  Accumulation units..........    $3,146,114     $17,073,251      $24,763,934        $3,010,982         $41,442,466
                                  ----------     -----------      -----------        ----------         -----------
                                  $3,146,114     $17,073,251      $24,763,934        $3,010,982         $41,442,466
                                  ==========     ===========      ===========        ==========         ===========

  Units outstanding...........     2,717,399      11,247,214       14,248,173         2,732,785          34,651,963
                                  ==========     ===========      ===========        ==========         ===========

  Portfolio shares held.......       438,789       1,423,958        1,810,229           404,702           3,720,150
  Portfolio net asset value
     per share................    $     7.17     $     11.99      $     13.68        $     7.44         $     11.14
  Investment in portfolio
     shares, at cost..........    $2,750,670     $13,624,155      $23,384,471        $2,517,886         $42,122,258


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                     SUBACCOUNTS
                                -------------------------------------------------------------------------------------
                                PRUDENTIAL SP
                                 T.ROWE PRICE
                                  LARGE CAP     PRUDENTIAL SP    PRUDENTIAL SP      PRUDENTIAL SP      PRUDENTIAL SP
                                    GROWTH       DAVIS VALUE    SMALL-CAP VALUE       SMALL CAP         PIMCO TOTAL
                                  PORTFOLIO       PORTFOLIO        PORTFOLIO      GROWTH PORTFOLIO   RETURN PORTFOLIO
                                -------------   -------------   ---------------   ----------------   ----------------


INVESTMENT INCOME
  Dividend income.............     $       0      $  123,114       $  103,005          $      0         $ 1,774,225
                                   ---------     -----------      -----------        ----------         -----------

EXPENSES
  Charges to contract owners
     for assuming mortality
     risk and expense risk and
     for administration.......        46,802         247,246          331,184            44,584             640,196
                                   ---------     -----------      -----------        ----------         -----------

NET INVESTMENT INCOME (LOSS)..       (46,802)       (124,132)        (228,179)          (44,584)          1,134,029
                                   ---------     -----------      -----------        ----------         -----------

NET REALIZED AND UNREALIZED
     GAIN (LOSS) ON
     INVESTMENTS
  Capital gains distributions
     received.................       369,309         248,246        3,132,208                 0                   0
  Realized gain (loss) on
     shares redeemed..........        25,774         177,633           41,319            36,403            (128,688)
  Net change in unrealized
     gain (loss) on
     investments..............      (214,675)      1,682,229         (434,338)          294,591            (149,656)
                                   ---------     -----------      -----------        ----------         -----------

NET GAIN (LOSS) ON
     INVESTMENTS..............       180,408       2,108,108        2,739,189           330,994            (278,344)
                                   ---------     -----------      -----------        ----------         -----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS...............     $ 133,606     $ 1,983,976      $ 2,511,010        $  286,410          $  855,685
                                   =========     ===========      ===========        ==========         ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A5

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     PRUDENTIAL SP                              PRUDENTIAL SP
                    JANUS ASPEN                                        STRATEGIC                  SP PRUDENTIAL  CONSERVATIVE
 PRUDENTIAL SP       LARGE CAP       PRUDENTIAL SP   PRUDENTIAL SP     PARTNERS     PRUDENTIAL SP U.S. EMERGING     ASSET
   PIMCO HIGH   GROWTH PORTFOLIO -  LARGE CAP VALUE AIM CORE EQUITY FOCUSED GROWTH MID CAP GROWTH     GROWTH      ALLOCATION
YIELD PORTFOLIO    SERVICE SHARES      PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
--------------- ------------------- --------------- --------------- -------------- -------------- ------------- -------------




  $17,520,994        $3,910,292        $6,711,328      $1,731,517     $2,025,018     $6,527,235    $12,331,826   $27,839,827
  -----------        ----------        ----------      ----------     ----------     ----------    -----------   -----------
  $17,520,994        $3,910,292        $6,711,328      $1,731,517     $2,025,018     $6,527,235    $12,331,826   $27,839,827
  ===========        ==========        ==========      ==========     ==========     ==========    ===========   ===========


  $17,520,994        $3,910,292        $6,711,328      $1,731,517     $2,025,018     $6,527,235    $12,331,826   $27,839,827
  -----------        ----------        ----------      ----------     ----------     ----------    -----------   -----------
  $17,520,994        $3,910,292        $6,711,328      $1,731,517     $2,025,018     $6,527,235    $12,331,826   $27,839,827
  ===========        ==========        ==========      ==========     ==========     ==========    ===========   ===========

   12,246,599         2,951,759         4,382,437       1,572,573      1,791,173      5,976,851      7,525,015    19,202,922
  ===========        ==========        ==========      ==========     ==========     ==========    ===========   ===========

    1,696,127           171,204           506,133         209,120        270,363        923,230      1,543,407     2,387,635
  $     10.33        $    22.84        $    13.26      $     8.28     $     7.49     $     7.07    $      7.99   $     11.66

  $17,378,222        $3,508,688        $5,093,064      $1,403,125     $1,808,165     $5,590,359    $10,858,115   $25,133,193






                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     PRUDENTIAL SP                              PRUDENTIAL SP
                    JANUS ASPEN                                        STRATEGIC                  SP PRUDENTIAL  CONSERVATIVE
 PRUDENTIAL SP       LARGE CAP       PRUDENTIAL SP   PRUDENTIAL SP     PARTNERS     PRUDENTIAL SP U.S. EMERGING     ASSET
   PIMCO HIGH   GROWTH PORTFOLIO -  LARGE CAP VALUE AIM CORE EQUITY FOCUSED GROWTH MID CAP GROWTH     GROWTH      ALLOCATION
YIELD PORTFOLIO    SERVICE SHARES      PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
--------------- ------------------- --------------- --------------- -------------- -------------- ------------- -------------



   $1,188,578          $  9,142        $   82,801        $ 15,003      $       0      $       0       $      21   $  974,369
  -----------        ----------        ----------      ----------      ---------     ----------    ------------  -----------





      250,626            40,305            98,732          25,442         30,955        106,247         169,173      449,604
  -----------        ----------        ----------      ----------      ---------     ----------    ------------  -----------

      937,952           (31,163)          (15,931)        (10,439)       (30,955)      (106,247)       (169,152)     524,765
  -----------        ----------        ----------      ----------      ---------     ----------    ------------  -----------



      139,131                 0           309,341          88,781        129,792              0         769,260      424,609

          654            30,503           178,932          17,263         26,155        124,961         187,498      265,612

      161,934           235,271           526,324         122,679       (168,793)      (264,272)        (33,762)     648,637
  -----------        ----------        ----------      ----------      ---------     ----------    ------------  -----------


      301,719           265,774         1,014,597         228,723        (12,846)      (139,311)        922,996    1,338,858
  -----------        ----------        ----------      ----------      ---------     ----------    ------------  -----------



  $ 1,239,671        $  234,611        $  998,666      $  218,284      $ (43,801)    $ (245,558)   $    753,844  $ 1,863,623
  ===========        ==========        ==========      ==========      =========     ==========    ============  ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A6

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                     SUBACCOUNTS
                                  --------------------------------------------------------------------------------
                                                                   PRUDENTIAL SP
                                   PRUDENTIAL SP   PRUDENTIAL SP     AGGRESSIVE    PRUDENTIAL SP
                                  BALANCED ASSET    GROWTH ASSET    GROWTH ASSET   INTERNATIONAL    PRUDENTIAL SP
                                    ALLOCATION       ALLOCATION      ALLOCATION        GROWTH       INTERNATIONAL
                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO     VALUE PORTFOLIO
                                  --------------   -------------   -------------   -------------   ---------------


ASSETS
  Investment in the portfolios,
     at value...................    $70,630,271     $50,984,051      $5,938,269      $5,793,916       $7,708,583
                                    -----------     -----------      ----------      ----------       ----------
  Net Assets....................    $70,630,271     $50,984,051      $5,938,269      $5,793,916       $7,708,583
                                    ===========     ===========      ==========      ==========       ==========

NET ASSETS, representing:
  Accumulation units............    $70,630,271     $50,984,051      $5,938,269      $5,793,916       $7,708,583
                                    -----------     -----------      ----------      ----------       ----------
                                    $70,630,271     $50,984,051      $5,938,269      $5,793,916       $7,708,583
                                    ===========     ===========      ==========      ==========       ==========

  Units outstanding.............     42,592,295      25,946,884       3,646,996       3,623,769        4,331,926
                                    ===========     ===========      ==========      ==========       ==========

  Portfolio shares held.........      6,094,070       4,564,373         570,439         698,062          676,191
  Portfolio net asset value per
     share......................    $     11.59     $     11.17      $    10.41      $     8.30       $    11.40
  Investment in portfolio
     shares, at cost............    $61,414,383     $42,688,005      $4,658,829      $4,477,363       $5,690,704


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                     SUBACCOUNTS
                                  --------------------------------------------------------------------------------
                                                                   PRUDENTIAL SP
                                   PRUDENTIAL SP   PRUDENTIAL SP     AGGRESSIVE    PRUDENTIAL SP
                                  BALANCED ASSET    GROWTH ASSET    GROWTH ASSET   INTERNATIONAL    PRUDENTIAL SP
                                    ALLOCATION       ALLOCATION      ALLOCATION        GROWTH       INTERNATIONAL
                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO     VALUE PORTFOLIO
                                  --------------   -------------   -------------   -------------   ---------------


INVESTMENT INCOME
  Dividend income...............     $1,790,307      $  919,102        $103,211        $ 94,300       $   84,081
                                    -----------     -----------      ----------      ----------       ----------

EXPENSES
  Charges to contract owners for
     assuming mortality risk and
     expense risk and for
     administration.............      1,132,501         843,930          88,370          80,779           97,640

NET EXPENSES....................      1,132,501         843,930          88,370          80,779           97,640
                                    -----------     -----------      ----------      ----------       ----------

NET INVESTMENT INCOME (LOSS) ...        657,806          75,172          14,841          13,521          (13,559)
                                    -----------     -----------      ----------      ----------       ----------

NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS
  Capital gains distributions
     received...................      1,129,833         729,868         129,488         384,086           68,576
  Realized gain (loss) on shares
     redeemed...................        878,036       1,011,820          92,929         124,645          178,639
  Net change in unrealized gain
     (loss) on investments......      3,172,823       3,288,668         417,961         400,765        1,207,991
                                    -----------     -----------      ----------      ----------       ----------

NET GAIN (LOSS) ON INVESTMENTS..      5,180,692       5,030,356         640,378         909,496        1,455,206
                                    -----------     -----------      ----------      ----------       ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS.................    $ 5,838,498     $ 5,105,528      $  655,219      $  923,017       $1,441,647
                                    ===========     ===========      ==========      ==========       ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A7

                                                     SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     AST AMERICAN
                                                                                EVERGREEN VA           AST              CENTURY
EVERGREEN VA                                     EVERGREEN       EVERGREEN       FUNDAMENTAL    ALLIANCEBERNSTEIN      INCOME &
  BALANCED      EVERGREEN VA    EVERGREEN VA     VA SPECIAL    INTERNATIONAL      LARGE CAP      GROWTH & INCOME        GROWTH
    FUND         GROWTH FUND     OMEGA FUND     VALUES FUND     EQUITY FUND         FUND            PORTFOLIO          PORTFOLIO
------------    ------------    ------------    -----------    -------------    ------------    -----------------    ------------



   $15,576         $12,410        $363,126        $245,931        $468,742        $439,227           $338,746          $365,230
   -------         -------        --------        --------        --------        --------           --------          --------
   $15,576         $12,410        $363,126        $245,931        $468,742        $439,227           $338,746          $365,230
   =======         =======        ========        ========        ========        ========           ========          ========


   $15,576         $12,410        $363,126        $245,931        $468,742        $439,227           $338,746          $365,230
   -------         -------        --------        --------        --------        --------           --------          --------
   $15,576         $12,410        $363,126        $245,931        $468,742        $439,227           $338,746          $365,230
   =======         =======        ========        ========        ========        ========           ========          ========

    11,888           7,210         243,247         127,352          27,713          33,163             29,289            31,831
   =======         =======        ========        ========        ========        ========           ========          ========

     1,028             795          20,400          14,191          28,970          22,410             14,415            23,248
   $ 15.15         $ 15.60        $  17.80        $  17.33        $  16.18        $  19.60           $  23.50          $  15.71
   $14,286         $10,299        $300,589        $216,856        $344,807        $346,400           $300,793          $328,365






                                                      SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      AST AMERICAN
                                                                                 EVERGREEN VA           AST              CENTURY
EVERGREEN VA                                    EVERGREEN VA      EVERGREEN       FUNDAMENTAL    ALLIANCEBERNSTEIN      INCOME &
  BALANCED      EVERGREEN VA    EVERGREEN VA       SPECIAL      INTERNATIONAL      LARGE CAP      GROWTH & INCOME        GROWTH
    FUND         GROWTH FUND     OMEGA FUND      VALUES FUND     EQUITY FUND         FUND            PORTFOLIO          PORTFOLIO
------------    ------------    ------------    ------------    -------------    ------------    -----------------    ------------



    $  366          $    0         $     0         $ 1,785          $16,272         $ 5,275            $ 1,482           $ 3,131
   -------         -------        --------        --------         --------        --------           --------          --------





       256             208           7,078           3,695            7,237           7,061              3,198             3,575

       256             208           7,078           3,695            7,237           7,061              3,198             3,575
   -------         -------        --------        --------         --------        --------           --------          --------

       110            (208)         (7,078)         (1,910)           9,035          (1,786)            (1,716)             (444)
   -------         -------        --------        --------         --------        --------           --------          --------



         0             553               0          27,239           22,311           6,963                  0                 0

        11              33          15,720           3,914            8,822           2,197                597             1,806

     1,029             663           6,787          11,822           42,271          35,277             35,114            33,687
   -------         -------        --------        --------         --------        --------           --------          --------

     1,040           1,249          22,507          42,975           73,404          44,437             35,711            35,493
   -------         -------        --------        --------         --------        --------           --------          --------



   $ 1,150         $ 1,041        $ 15,429        $ 41,065         $ 82,439        $ 42,651           $ 33,995          $ 35,049
   =======         =======        ========        ========         ========        ========           ========          ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A8

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                     SUBACCOUNTS
                                 -----------------------------------------------------------------------------------
                                    AST AMERICAN
                                 CENTURY STRATEGIC    AST COHEN &    AST GLOBAL       AST DEAM          AST DEAM
                                      BALANCED       STEERS REALTY   ALLOCATION      LARGE-CAP          SMALL-CAP
                                     PORTFOLIO         PORTFOLIO      PORTFOLIO   VALUE PORTFOLIO   GROWTH PORTFOLIO
                                 -----------------   -------------   ----------   ---------------   ----------------


ASSETS
  Investment in the portfolios,
     at value..................       $132,084          $831,812       $37,668        $601,004           $85,290
                                      --------          --------       -------        --------           -------
  Net Assets...................       $132,084          $831,812       $37,668        $601,004           $85,290
                                      ========          ========       =======        ========           =======

NET ASSETS, representing:
  Accumulation units...........       $132,084          $831,812       $37,668        $601,004           $85,290
                                      --------          --------       -------        --------           -------
                                      $132,084          $831,812       $37,668        $601,004           $85,290
                                      ========          ========       =======        ========           =======

  Units outstanding............         11,885            52,663         3,234          52,041             8,108
                                      ========          ========       =======        ========           =======

  Portfolio shares held........          8,800            39,876         2,776          44,322             9,445
  Portfolio net asset value per
     share.....................       $  15.01          $  20.86       $ 13.57        $  13.56           $  9.03
  Investment in portfolio
     shares, at cost...........       $122,687          $723,566       $33,593        $569,345           $79,342


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                     SUBACCOUNTS
                                 -----------------------------------------------------------------------------------
                                    AST AMERICAN
                                 CENTURY STRATEGIC    AST COHEN &    AST GLOBAL       AST DEAM          AST DEAM
                                      BALANCED       STEERS REALTY   ALLOCATION      LARGE-CAP          SMALL-CAP
                                     PORTFOLIO         PORTFOLIO      PORTFOLIO   VALUE PORTFOLIO   GROWTH PORTFOLIO
                                 -----------------   -------------   ----------   ---------------   ----------------


INVESTMENT INCOME
  Dividend income..............        $   985          $  4,142        $  613         $ 1,017           $     0
                                     ---------          --------       -------        --------          --------

EXPENSES
  Charges to contract owners
     for assuming mortality
     risk and expense risk and
     for administration........          2,232             7,597           407           3,148             1,101
                                     ---------          --------       -------        --------          --------

NET INVESTMENT INCOME (LOSS)...         (1,247)           (3,455)          206          (2,131)           (1,101)
                                     ---------          --------       -------        --------          --------

NET REALIZED AND UNREALIZED
     GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions
     received..................          1,203            40,994             0           9,891                 0
  Realized gain (loss) on
     shares redeemed...........         (4,852)            5,434            40            (176)              564
  Net change in unrealized gain
     (loss) on investments.....          8,247            95,361         2,821          29,869             4,988
                                     ---------          --------       -------        --------          --------

NET GAIN (LOSS) ON
  INVESTMENTS..................          4,598           141,789         2,861          39,584             5,552
                                     ---------          --------       -------        --------          --------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS................      $   3,351          $138,334       $ 3,067        $ 37,453          $  4,451
                                     =========          ========       =======        ========          ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A9

                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                           AST FEDERATED                                    AST GOLDMAN                        AST
    AST DEAM     AST HIGH    AGGRESSIVE                                        SACHS         AST GOLDMAN    LARGE-CAP
   SMALL-CAP       YIELD       GROWTH      AST MID-CAP    AST SMALL-CAP    CONCENTRATED     SACHS MID-CAP     VALUE
VALUE PORTFOLIO  PORTFOLIO   PORTFOLIO   VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO  PORTFOLIO
--------------- ---------- ------------- --------------- --------------- ---------------- ---------------- ----------



    $215,892    $1,243,391    $649,616       $333,011        $442,773        $466,776         $596,054     $1,050,780
    --------    ----------    --------       --------        --------        --------         --------     ----------
    $215,892    $1,243,391    $649,616       $333,011        $442,773        $466,776         $596,054     $1,050,780
    ========    ==========    ========       ========        ========        ========         ========     ==========


    $215,892    $1,243,391    $649,616       $333,011        $442,773        $466,776         $596,054     $1,050,780
    --------    ----------    --------       --------        --------        --------         --------     ----------
    $215,892    $1,243,391    $649,616       $333,011        $442,773        $466,776         $596,054     $1,050,780
    ========    ==========    ========       ========        ========        ========         ========     ==========

      18,894       116,443      55,984         29,798          39,154          42,789           54,801         89,186
    ========    ==========    ========       ========        ========        ========         ========     ==========

      16,063       147,847      56,537         27,522          25,848          19,099          121,396         52,122
    $  13.44    $     8.41    $  11.49       $  12.10        $  17.13        $  24.44         $   4.91     $    20.16
    $200,399    $1,206,140    $584,199       $329,722        $409,863        $431,868         $553,583     $  936,384






                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                           AST FEDERATED                                    AST GOLDMAN                        AST
    AST DEAM     AST HIGH    AGGRESSIVE                                        SACHS         AST GOLDMAN    LARGE-CAP
   SMALL-CAP       YIELD       GROWTH      AST MID-CAP    AST SMALL-CAP    CONCENTRATED     SACHS MID-CAP     VALUE
VALUE PORTFOLIO  PORTFOLIO   PORTFOLIO   VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO  PORTFOLIO
--------------- ---------- ------------- --------------- --------------- ---------------- ---------------- ----------



     $   383       $67,524     $     0        $   897         $   406         $     0          $     0       $  4,521
    --------    ----------    --------       --------        --------        --------         --------     ----------




       2,354        14,315       7,563          3,604           3,066           3,824            7,426         10,672
    --------    ----------    --------       --------        --------        --------         --------     ----------

      (1,971)       53,209      (7,563)        (2,707)         (2,660)         (3,824)          (7,426)        (6,151)
    --------    ----------    --------       --------        --------        --------         --------     ----------



       8,719             0      11,822         28,552           4,570               0                0         13,152

       1,041          (875)      5,629           (890)          2,278           1,040            2,148          5,275

      16,012        27,208      42,025          1,084          30,675          27,925           28,676        103,914
    --------    ----------    --------       --------        --------        --------         --------     ----------

      25,772        26,333      59,476         28,746          37,523          28,965           30,824        122,341
    --------    ----------    --------       --------        --------        --------         --------     ----------



    $ 23,801    $   79,542    $ 51,913       $ 26,039        $ 34,863        $ 25,141         $ 23,398     $  116,190
    ========    ==========    ========       ========        ========        ========         ========     ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A10

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                    SUBACCOUNTS
                                  ------------------------------------------------------------------------------
                                    AST LORD
                                  ABBETT BOND-     AST MARSICO     AST MFS      AST NEUBERGER     AST NEUBERGER
                                    DEBENTURE    CAPITAL GROWTH     GROWTH     BERMAN MID-CAP     BERMAN MID-CAP
                                    PORTFOLIO       PORTFOLIO     PORTFOLIO   GROWTH PORTFOLIO   VALUE PORTFOLIO
                                  ------------   --------------   ---------   ----------------   ---------------


ASSETS
  Investment in the portfolios,
     at value...................    $995,203       $1,367,261      $316,609       $606,906          $1,084,271
                                    --------       ----------      --------       --------          ----------
  Net Assets....................    $995,203       $1,367,261      $316,609       $606,906          $1,084,271
                                    ========       ==========      ========       ========          ==========

NET ASSETS, representing:
  Accumulation units............    $995,203       $1,367,261      $316,609       $606,906          $1,084,271
                                    --------       ----------      --------       --------          ----------
                                    $995,203       $1,367,261      $316,609       $606,906          $1,084,271
                                    ========       ==========      ========       ========          ==========

  Units outstanding.............      92,704          122,693        29,089         50,980              94,048
                                    ========       ==========      ========       ========          ==========

  Portfolio shares held.........      85,279           66,859        33,610         32,948              55,977
  Portfolio net asset value per
     share......................    $  11.67       $    20.45      $   9.42       $  18.42          $    19.37
  Investment in portfolio
     shares, at cost............    $958,175       $1,262,896      $301,425       $548,840          $1,055,513


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                    SUBACCOUNTS
                                  ------------------------------------------------------------------------------
                                    AST LORD
                                  ABBETT BOND-     AST MARSICO     AST MFS      AST NEUBERGER     AST NEUBERGER
                                    DEBENTURE    CAPITAL GROWTH     GROWTH     BERMAN MID-CAP     BERMAN MID-CAP
                                    PORTFOLIO       PORTFOLIO     PORTFOLIO   GROWTH PORTFOLIO   VALUE PORTFOLIO
                                  ------------   --------------   ---------   ----------------   ---------------


INVESTMENT INCOME
  Dividend income...............    $ 37,860          $    451      $     0        $     0             $ 3,188
                                    --------       -----------    ---------       --------          ----------

EXPENSES
  Charges to contract owners for
     assuming mortality risk and
     expense risk and for
     administration.............      13,384            15,439        2,291          5,856              12,535
                                    --------       -----------    ---------       --------          ----------

NET INVESTMENT INCOME (LOSS)....      24,476           (14,988)      (2,291)        (5,856)             (9,347)
                                    --------       -----------    ---------       --------          ----------

NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS
  Capital gains distributions
     received...................       9,827                 0            0              0              97,627
  Realized gain (loss) on shares
     redeemed...................        (966)           (4,364)         526          7,007              (1,937)
  Net change in unrealized gain
     (loss) on investments......      32,390            64,478       10,365         42,987              (2,013)
                                    --------       -----------    ---------       --------          ----------

NET GAIN (LOSS) ON INVESTMENTS..      41,251            60,114       10,891         49,994              93,677
                                    --------       -----------    ---------       --------          ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS.................     $65,727       $    45,126    $   8,600       $ 44,138          $   84,330
                                    ========       ===========    =========       ========          ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A11

                                                 SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                        AST                           AST T. ROWE  AST T. ROWE                AST JPMORGAN      AST
    AST PIMCO    ALLIANCEBERNSTEIN        AST        PRICE NATURAL PRICE ASSET    AST MFS    INTERNATIONAL T. ROWE PRICE
LIMITED MATURITY     CORE VALUE    ALLIANCEBERNSTEIN   RESOURCES    ALLOCATION GLOBAL EQUITY     EQUITY     GLOBAL BOND
 BOND PORTFOLIO      PORTFOLIO     MANAGED INDEX 500   PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO
---------------- ----------------- ----------------- ------------- ----------- ------------- ------------- -------------



   $1,124,982         $195,238          $271,594       $3,030,627    $656,384     $376,034      $847,942      $579,770
   ----------         --------          --------       ----------    --------     --------      --------      --------
   $1,124,982         $195,238          $271,594       $3,030,627    $656,384     $376,034      $847,942      $579,770
   ==========         ========          ========       ==========    ========     ========      ========      ========


   $1,124,982         $195,238          $271,594       $3,030,627    $656,384     $376,034      $847,942      $579,770
   ----------         --------          --------       ----------    --------     --------      --------      --------
   $1,124,982         $195,238          $271,594       $3,030,627    $656,384     $376,034      $847,942      $579,770
   ==========         ========          ========       ==========    ========     ========      ========      ========

      109,608           16,452            24,758          235,264      58,084       30,867        68,777        57,523
   ==========         ========          ========       ==========    ========     ========      ========      ========

      100,625           13,996            19,926          103,153      37,210       25,756        34,795        50,110
   $    11.18         $  13.95          $  13.63       $    29.38    $  17.64     $  14.60      $  24.37      $  11.57
   $1,110,632         $179,728          $254,227       $2,775,130    $646,302     $344,120      $744,822      $567,649






                                                 SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                        AST                           AST T. ROWE  AST T. ROWE                AST JPMORGAN      AST
    AST PIMCO    ALLIANCEBERNSTEIN        AST        PRICE NATURAL PRICE ASSET    AST MFS    INTERNATIONAL T. ROWE PRICE
LIMITED MATURITY     CORE VALUE    ALLIANCEBERNSTEIN   RESOURCES    ALLOCATION GLOBAL EQUITY     EQUITY     GLOBAL BOND
 BOND PORTFOLIO      PORTFOLIO     MANAGED INDEX 500   PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO
---------------- ----------------- ----------------- ------------- ----------- ------------- ------------- -------------



      $24,233          $   895           $   693         $  6,397     $ 1,774      $   829       $ 3,546       $ 4,171
   ----------         --------          --------       ----------    --------     --------      --------      --------




       13,929            1,439             1,820           37,743       2,243        3,150         7,013         5,131
   ----------         --------          --------       ----------    --------     --------      --------      --------

       10,304             (544)           (1,127)         (31,346)       (469)      (2,321)       (3,467)         (960)
   ----------         --------          --------       ----------    --------     --------      --------      --------



            0            3,970                 0          148,395       6,894       13,461             0         2,543

         (394)             646               132           14,125         490        6,947        10,833        (1,100)

        8,358           13,680            16,949          133,548       8,079       23,844        88,938        16,402
   ----------         --------          --------       ----------    --------     --------      --------      --------

        7,964           18,296            17,081          296,068      15,463       44,252        99,771        17,845
   ----------         --------          --------       ----------    --------     --------      --------      --------



   $   18,268         $ 17,752          $ 15,954       $  264,722    $ 14,994     $ 41,931      $ 96,304      $ 16,885
   ==========         ========          ========       ==========    ========     ========      ========      ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A12

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                   SUBACCOUNTS
                                           -----------------------------------------------------------
                                                                                               AST
                                           AST AGGRESSIVE    AST CAPITAL   AST BALANCED   CONSERVATIVE
                                                ASSET       GROWTH ASSET       ASSET          ASSET
                                             ALLOCATION      ALLOCATION     ALLOCATION     ALLOCATION
                                              PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO
                                           --------------   ------------   ------------   ------------


ASSETS
  Investment in the portfolios, at
     value...............................    $2,244,806      $42,816,838    $61,064,444    $21,643,701
                                             ----------      -----------    -----------    -----------
  Net Assets.............................    $2,244,806      $42,816,838    $61,064,444    $21,643,701
                                             ==========      ===========    ===========    ===========

NET ASSETS, representing:
  Accumulation units.....................    $2,244,806      $42,816,838    $61,064,444    $21,643,701
                                             ----------      -----------    -----------    -----------
                                             $2,244,806      $42,816,838    $61,064,444    $21,643,701
                                             ==========      ===========    ===========    ===========

  Units outstanding......................       201,158        3,861,233      5,592,980      1,998,139
                                             ==========      ===========    ===========    ===========

  Portfolio shares held..................       193,355        3,769,088      5,461,936      1,953,403
  Portfolio net asset value per share....    $    11.55      $     11.36    $     11.18    $     11.08
  Investment in portfolio shares, at
     cost................................    $2,056,743      $39,634,534    $57,026,447    $20,244,908


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                   SUBACCOUNTS
                                           -----------------------------------------------------------
                                                                                               AST
                                           AST AGGRESSIVE    AST CAPITAL   AST BALANCED   CONSERVATIVE
                                                ASSET       GROWTH ASSET       ASSET          ASSET
                                             ALLOCATION      ALLOCATION     ALLOCATION     ALLOCATION
                                              PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO
                                           --------------   ------------   ------------   ------------


INVESTMENT INCOME
  Dividend income........................      $      0       $        0     $        0     $        0
                                             ----------      -----------    -----------    -----------

EXPENSES
  Charges to contract owners for assuming
     mortality risk and expense risk and
     for administration..................        18,137          397,734        598,842        233,230
                                             ----------      -----------    -----------    -----------

NET INVESTMENT INCOME (LOSS).............       (18,137)        (397,734)      (598,842)      (233,230)
                                             ----------      -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
     ON INVESTMENTS
  Capital gains distributions received...             0                0              0              0
  Realized gain (loss) on shares
     redeemed............................         1,175           45,694        117,995         38,980
  Net change in unrealized gain (loss) on
     investments.........................       188,717        3,184,313      4,041,218      1,403,482
                                             ----------      -----------    -----------    -----------

NET GAIN (LOSS) ON INVESTMENTS...........       189,892        3,230,007      4,159,213      1,442,462
                                             ----------      -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
     RESULTING FROM OPERATIONS...........    $  171,755      $ 2,832,273    $ 3,560,371    $ 1,209,232
                                             ==========      ===========    ===========    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A13

                                            SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------
     AST         AST FIRST    AST FIRST TRUST
PRESERVATION       TRUST          CAPITAL                          AST T. ROWE
    ASSET        BALANCED       APPRECIATION     AST ADVANCED    PRICE LARGE-CAP    AST MONEY    AST SMALL-CAP
 ALLOCATION       TARGET           TARGET         STRATEGIES          GROWTH          MARKET         GROWTH
  PORTFOLIO      PORTFOLIO       PORTFOLIO         PORTFOLIO        PORTFOLIO       PORTFOLIO      PORTFOLIO
------------    ----------    ---------------    ------------    ---------------    ---------    -------------



 $4,569,345     $3,554,855       $3,546,972       $4,890,581         $290,437        $173,494       $38,682
 ----------     ----------       ----------       ----------         --------        --------       -------
 $4,569,345     $3,554,855       $3,546,972       $4,890,581         $290,437        $173,494       $38,682
 ==========     ==========       ==========       ==========         ========        ========       =======


 $4,569,345     $3,554,855       $3,546,972       $4,890,581         $290,437        $173,494       $38,682
 ----------     ----------       ----------       ----------         --------        --------       -------
 $4,569,345     $3,554,855       $3,546,972       $4,890,581         $290,437        $173,494       $38,682
 ==========     ==========       ==========       ==========         ========        ========       =======

    430,815        337,354          339,596          460,885           27,730          16,981         3,900
 ==========     ==========       ==========       ==========         ========        ========       =======

    421,526        331,610          333,990          452,832           26,744         173,494         2,406
 $    10.84     $    10.72       $    10.62       $    10.80         $  10.86        $   1.00       $ 16.08
 $4,345,239     $3,357,032       $3,315,048       $4,616,683         $277,876        $173,494       $36,928






                                            SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------
     AST         AST FIRST    AST FIRST TRUST
PRESERVATION       TRUST          CAPITAL                          AST T. ROWE
    ASSET        BALANCED       APPRECIATION     AST ADVANCED    PRICE LARGE-CAP    AST MONEY    AST SMALL-CAP
 ALLOCATION       TARGET           TARGET         STRATEGIES          GROWTH          MARKET         GROWTH
  PORTFOLIO      PORTFOLIO       PORTFOLIO         PORTFOLIO        PORTFOLIO       PORTFOLIO      PORTFOLIO
------------    ----------    ---------------    ------------    ---------------    ---------    -------------



   $      0       $      0         $      0         $      0          $     0          $7,208        $    0
 ----------     ----------       ----------       ----------         --------        --------       -------



     49,256         24,142           21,103           36,526              851           2,255           128
 ----------     ----------       ----------       ----------         --------        --------       -------

    (49,256)       (24,142)         (21,103)         (36,526)            (851)          4,953          (128)
 ----------     ----------       ----------       ----------         --------        --------       -------



          0              0                0                0                0               0             0
     37,275          3,516            5,236           10,929               41               0           138
    224,092        197,823          231,924          273,898           12,561               0         1,754
 ----------     ----------       ----------       ----------         --------        --------       -------

    261,367        201,339          237,160          284,827           12,602               0         1,892
 ----------     ----------       ----------       ----------         --------        --------       -------


 $  212,111     $  177,197       $  216,057       $  248,301         $ 11,751        $  4,953       $ 1,764
 ==========     ==========       ==========       ==========         ========        ========       =======




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A14

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2006



                                                                    SUBACCOUNTS
                            ------------------------------------------------------------------------------------------
                            AST PIMCO TOTAL                                               GARTMORE         AIM V.I.
                              RETURN BOND     AST INTERNATIONAL   AST INTERNATIONAL   GVIT DEVELOPING   PREMIER EQUITY
                               PORTFOLIO       VALUE PORTFOLIO     GROWTH PORTFOLIO       MARKETS            FUND
                            ---------------   -----------------   -----------------   ---------------   --------------


ASSETS
  Investment in the
     portfolios, at
     value................      $967,711           $292,789            $453,218           $675,855           $   0
                                --------           --------            --------           --------           -----
  Net Assets..............      $967,711           $292,789            $453,218           $675,855           $   0
                                ========           ========            ========           ========           =====

NET ASSETS, representing:
  Accumulation units......      $967,711           $292,789            $453,218           $675,855           $   0
                                --------           --------            --------           --------           -----
                                $967,711           $292,789            $453,218           $675,855           $   0
                                ========           ========            ========           ========           =====

  Units outstanding.......        93,888             26,926              42,719             42,250               0
                                ========           ========            ========           ========           =====

  Portfolio shares held...        84,664             15,541              27,385             43,103               0
  Portfolio net asset
     value per share......      $  11.43           $  18.84            $  16.55           $  15.68           $0.00
  Investment in portfolio
     shares, at cost......      $962,115           $272,751            $426,154           $582,029           $   0


STATEMENT OF OPERATIONS
For the period ended December 31, 2006


                                                                    SUBACCOUNTS
                            ------------------------------------------------------------------------------------------
                            AST PIMCO TOTAL                                               GARTMORE         AIM V.I.
                              RETURN BOND     AST INTERNATIONAL   AST INTERNATIONAL   GVIT DEVELOPING   PREMIER EQUITY
                               PORTFOLIO       VALUE PORTFOLIO     GROWTH PORTFOLIO       MARKETS            FUND
                            ---------------   -----------------   -----------------   ---------------   --------------


INVESTMENT INCOME
  Dividend income.........       $     0            $     0             $     0           $  2,475        $   132,504
                               ---------           --------            --------           --------        -----------

EXPENSES
  Charges to contract
     owners for assuming
     mortality risk and
     expense risk and for
     administration.......         3,045                889               1,082              6,532             58,309
                               ---------           --------            --------           --------        -----------

NET INVESTMENT INCOME
  (LOSS)..................        (3,045)              (889)             (1,082)            (4,057)            74,195
                               ---------           --------            --------           --------        -----------

NET REALIZED AND
     UNREALIZED GAIN
     (LOSS) ON INVESTMENTS
  Capital gains
     distributions
     received.............             0                  0                   0             40,456                  0
  Realized gain (loss) on
     shares redeemed......            26                 57                  69              6,682         (2,119,459)
  Net change in unrealized
     gain (loss) on
     investments..........         5,596             20,038              27,064             75,502          2,682,141
                               ---------           --------            --------           --------        -----------

NET GAIN (LOSS) ON
  INVESTMENTS.............         5,622             20,095              27,133            122,640            562,682
                               ---------           --------            --------           --------        -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS......     $   2,577           $ 19,206            $ 26,051           $118,583        $   636,877
                               =========           ========            ========           ========        ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A15

                      FINANCIAL STATEMENTS OF PRUCO LIFE OF
              NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                SUBACCOUNTS
                            ----------------------------------------------------------------------------------
                                 PRUDENTIAL MONEY          PRUDENTIAL DIVERSIFIED            PRUDENTIAL
                                 MARKET PORTFOLIO              BOND PORTFOLIO             EQUITY PORTFOLIO
                            --------------------------   -------------------------   -------------------------
                             01/01/2006    01/01/2005     01/01/2006    01/01/2005    01/01/2006    01/01/2005
                                 TO            TO             TO            TO            TO            TO
                             12/31/2006    12/31/2005     12/31/2006    12/31/2005    12/31/2006    12/31/2005
                            -----------   ------------   -----------   -----------   -----------   -----------


OPERATIONS
  Net investment income
     (loss)...............  $   660,046   $    282,302   $ 1,448,222   $ 1,874,497   $  (145,921)  $  (181,925)
  Capital gains
     distributions
     received.............            0              0       403,433       361,013             0             0
  Realized gain (loss) on
     shares redeemed......            0              0      (253,409)       21,898      (567,745)   (1,399,206)
  Net change in unrealized
     gain (loss) on
     investments..........            0              0      (231,858)   (1,367,906)    4,991,186     5,514,800
                            -----------   ------------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS......      660,046        282,302     1,366,388       889,502     4,277,520     3,933,669
                            -----------   ------------   -----------   -----------   -----------   -----------

CONTRACT OWNER
     TRANSACTIONS
  Contract owner net
     payments.............      173,462      1,121,678       156,646        58,358       807,751       920,939
  Surrenders, withdrawals
     and death benefits...   (4,928,984)    (4,989,612)   (7,041,598)   (6,519,646)   (4,793,754)   (4,671,529)
  Net transfers between
     other subaccounts or
     fixed rate option....    7,478,164       (991,345)     (499,197)       12,450      (556,283)      372,903
  Withdrawal and other
     charges..............       (8,314)        (8,201)      (17,836)      (21,461)      (27,690)      (25,823)
                            -----------   ------------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM CONTRACT OWNER
     TRANSACTIONS.........    2,714,328     (4,867,480)   (7,401,985)   (6,470,299)   (4,569,976)   (3,403,510)
                            -----------   ------------   -----------   -----------   -----------   -----------

TOTAL INCREASE (DECREASE)
     IN NET ASSETS........    3,374,374     (4,585,178)   (6,035,597)   (5,580,797)     (292,456)      530,159

NET ASSETS
  Beginning of period.....   18,537,757     23,122,935    45,523,948    51,104,745    42,334,034    41,803,875
                            -----------   ------------   -----------   -----------   -----------   -----------
  End of period...........  $21,912,131   $ 18,537,757   $39,488,351   $45,523,948   $42,041,578   $42,334,034
                            ===========   ============   ===========   ===========   ===========   ===========

  Beginning units.........   16,041,468     20,179,511    28,661,454    32,767,335    23,618,562    25,260,747
                            -----------   ------------   -----------   -----------   -----------   -----------
  Units issued............   11,180,114      6,282,287       994,568     1,038,819       931,782     2,266,109
  Units redeemed..........   (8,477,103)   (10,420,330)   (5,637,249)   (5,144,700)   (3,267,039)   (3,908,294)
                            -----------   ------------   -----------   -----------   -----------   -----------
  Ending units............   18,744,479     16,041,468    24,018,773    28,661,454    21,283,305    23,618,562
                            ===========   ============   ===========   ===========   ===========   ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A16

                                               SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
     PRUDENTIAL VALUE         PRUDENTIAL HIGH YIELD BOND      PRUDENTIAL STOCK INDEX           PRUDENTIAL GLOBAL
         PORTFOLIO                     PORTFOLIO                     PORTFOLIO                     PORTFOLIO
--------------------------    --------------------------    --------------------------    --------------------------
 01/01/2006     01/01/2005     01/01/2006     01/01/2005     01/01/2006     01/01/2005     01/01/2006     01/01/2005
     TO             TO             TO             TO             TO             TO             TO             TO
 12/31/2006     12/31/2005     12/31/2006     12/31/2005     12/31/2006     12/31/2005     12/31/2006     12/31/2005
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



$    25,007    $    (9,870)     1,377,958    $ 1,322,456    $    82,825    $    36,632    $   (94,744)   $   (85,727)

  1,648,375              0              0              0        150,913      1,384,001              0              0

    975,796        138,663       (842,159)    (1,047,317)      (138,518)      (760,772)        74,549       (224,727)

  5,448,081      5,877,230      1,266,613        175,745      6,913,322        951,050      2,001,674      1,741,992
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------




  8,097,259      6,006,023      1,802,412        450,884      7,008,542      1,610,911      1,981,479      1,431,538
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------




  3,452,121      2,088,968         67,213         31,508        777,655      2,538,615        287,368        591,574

 (5,269,743)    (4,051,195)    (3,665,231)    (3,745,437)    (6,199,138)    (6,062,899)    (1,006,672)      (841,157)


    191,751        748,930       (184,490)      (308,919)      (887,263)      (607,125)       142,217        (92,359)

    (38,736)       (29,827)       (10,171)       (12,219)       (37,153)       (32,341)        (9,611)        (7,027)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------





 (1,664,607)    (1,243,124)    (3,792,679)    (4,035,067)    (6,345,899)    (4,163,750)      (586,698)      (348,969)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



  6,432,652      4,762,899     (1,990,267)    (3,584,183)       662,643     (2,552,839)     1,394,781      1,082,569


 45,457,116     40,694,217     22,970,996     26,555,179     54,609,307     57,162,146     11,330,714     10,248,145
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
$51,889,768    $45,457,116    $20,980,729    $22,970,996    $55,271,950    $54,609,307    $12,725,495    $11,330,714
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========

 20,451,192     20,353,531     15,050,813     17,740,008     32,972,150     34,831,097      7,149,745      7,323,405
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
  3,015,825      3,105,897        477,075        768,280      1,402,293      4,004,591        597,480        830,945
 (2,971,144)    (3,008,236)    (2,886,791)    (3,457,475)    (4,717,476)    (5,863,538)      (887,645)    (1,004,605)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
 20,495,873     20,451,192     12,641,097     15,050,813     29,656,967     32,972,150      6,859,580      7,149,745
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A17

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                SUBACCOUNTS
                              -------------------------------------------------------------------------------
                                                               PRUDENTIAL SMALL            T. ROWE PRICE
                                 PRUDENTIAL JENNISON         CAPITALIZATION STOCK       INTERNATIONAL STOCK
                                      PORTFOLIO                   PORTFOLIO                  PORTFOLIO
                              -------------------------   -------------------------   -----------------------
                               01/01/2006    01/01/2005    01/01/2006    01/01/2005   01/01/2006   01/01/2005
                                   TO            TO            TO            TO           TO           TO
                               12/31/2006    12/31/2005    12/31/2006    12/31/2005   12/31/2006   12/31/2005
                              -----------   -----------   -----------   -----------   ----------   ----------


OPERATIONS
  Net investment income
     (loss).................  $  (529,744)  $  (645,978)  $   (88,851)  $   (86,790)  $   (9,181)  $    7,747
  Capital gains
     distributions
     received...............            0             0       511,730       646,397       12,499       11,838
  Realized gain (loss) on
     shares redeemed........   (1,309,568)   (2,167,386)      613,797       394,590      143,642       12,507
  Net change in unrealized
     gain (loss) on
     investments............    1,774,824     8,801,672       272,233      (355,178)     450,720      429,941
                              -----------   -----------   -----------   -----------   ----------   ----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS........      (64,488)    5,988,308     1,308,909       599,019      597,680      462,033
                              -----------   -----------   -----------   -----------   ----------   ----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net
     payments...............      803,581       850,092        16,771        56,008       74,281        4,746
  Surrenders, withdrawals
     and death benefits.....   (6,160,871)   (5,913,830)   (1,798,631)   (1,297,173)    (632,972)    (297,123)
  Net transfers between
     other subaccounts or
     fixed rate option......   (1,132,815)   (1,504,605)     (113,357)      230,453      143,304       99,195
  Withdrawal and other
     charges................      (32,899)      (34,633)       (4,529)       (5,130)      (1,406)      (1,562)
                              -----------   -----------   -----------   -----------   ----------   ----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM CONTRACT OWNER
     TRANSACTIONS...........   (6,523,004)   (6,602,976)   (1,899,746)   (1,015,842)    (416,793)    (194,744)
                              -----------   -----------   -----------   -----------   ----------   ----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS.............   (6,587,492)     (614,668)     (590,837)     (416,823)     180,887      267,289


NET ASSETS
  Beginning of period.......   51,212,800    51,827,468    10,791,035    11,207,858    3,683,590    3,416,301
                              -----------   -----------   -----------   -----------   ----------   ----------
  End of period.............  $44,625,308   $51,212,800   $10,200,198   $10,791,035   $3,864,477   $3,683,590
                              ===========   ===========   ===========   ===========   ==========   ==========

  Beginning units...........   29,303,323    33,127,405     4,605,545     5,059,203    2,806,669    2,978,504
                              -----------   -----------   -----------   -----------   ----------   ----------
  Units issued..............    1,698,812     1,697,495       228,288       520,214      311,353      270,059
  Units redeemed............   (5,144,374)   (5,521,577)     (984,119)     (973,872)    (610,582)    (441,894)
                              -----------   -----------   -----------   -----------   ----------   ----------
  Ending units..............   25,857,761    29,303,323     3,849,714     4,605,545    2,507,440    2,806,669
                              ===========   ===========   ===========   ===========   ==========   ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A18

                                               SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
   T. ROWE PRICE EQUITY        PREMIER VIT OPCAP MANAGED      PREMIER VIT OPCAP SMALL
     INCOME PORTFOLIO                  PORTFOLIO                   CAP PORTFOLIO           AIM V.I. CORE EQUITY FUND
--------------------------    --------------------------    --------------------------    --------------------------
 01/01/2006     01/01/2005     01/01/2006     01/01/2005     01/01/2006     01/01/2005     01/01/2006     01/01/2005
     TO             TO             TO             TO             TO             TO             TO             TO
 12/31/2006     12/31/2005     12/31/2006     12/31/2005     12/31/2006     12/31/2005     12/31/2006     12/31/2005
 ----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



$    23,876    $    24,222    $    59,584    $   (28,841)   $  (127,924)   $  (131,725)   $  (113,530)   $     4,795

    395,626        718,321      1,645,719        537,154        536,411      1,387,146              0              0

    559,582        347,407        (78,602)        41,141        439,471        204,927        110,045        (36,804)

  1,336,895       (716,807)      (471,016)        56,323      1,023,431     (1,699,822)     2,020,852        329,661
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



  2,315,979        373,143      1,155,685        605,777      1,871,389       (239,474)     2,017,367        297,652
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------



     26,795         19,382         31,400         64,123          5,683         21,599         38,102         12,920

 (2,485,202)    (1,948,784)    (2,495,218)    (2,031,856)    (1,646,622)    (1,246,996)    (2,381,496)      (833,033)


    (86,691)       202,933        (66,682)      (312,927)      (244,080)      (422,013)    12,382,001       (346,039)
     (5,860)        (6,871)        (6,848)        (8,149)        (3,198)        (3,667)        (7,772)        (4,622)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------




 (2,550,958)    (1,733,340)    (2,537,348)    (2,288,809)    (1,888,217)    (1,651,077)    10,030,835     (1,170,774)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


   (234,979)    (1,360,197)    (1,381,663)    (1,683,032)       (16,828)    (1,890,551)    12,048,202       (873,122)


 14,902,684     16,262,881     15,748,391     17,431,423      9,205,602     11,096,153      7,966,911      8,840,033
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
$14,667,705    $14,902,684    $14,366,728    $15,748,391    $ 9,188,774    $ 9,205,602    $20,015,113    $ 7,966,911
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========

  7,461,455      8,341,334     10,029,885     11,525,124      4,416,125      5,252,234      5,087,410      5,864,292
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
    336,951        562,795        273,843        148,025        127,778        180,125      7,887,854        116,403
 (1,538,494)    (1,442,674)    (1,840,781)    (1,643,264)      (941,386)    (1,016,234)    (1,821,961)      (893,285)
-----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
  6,259,912      7,461,455      8,462,947     10,029,885      3,602,517      4,416,125     11,153,303      5,087,410
===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A19

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                SUBACCOUNTS
                              -------------------------------------------------------------------------------
                                JANUS ASPEN LARGE CAP     JANUS ASPEN INTERNATIONAL
                                       GROWTH -              GROWTH PORTFOLIO -          MFS VIT - RESEARCH
                                 INSTITUTIONAL SHARES        INSTITUTIONAL SHARES           BOND SERIES
                              -------------------------   -------------------------   -----------------------
                               01/01/2006    01/01/2005    01/01/2006    01/01/2005   01/01/2006   01/01/2005
                                   TO            TO            TO            TO           TO           TO
                               12/31/2006    12/31/2005    12/31/2006    12/31/2005   12/31/2006   12/31/2005
                              -----------   -----------   -----------   -----------   ----------   ----------


OPERATIONS
  Net investment income
     (loss).................  $  (108,488)  $  (136,600)  $   118,242   $   (32,508)  $  (31,498)  $  (36,518)
  Capital gains
     distributions
     received...............            0             0             0             0            0            0
  Realized gain (loss) on
     shares redeemed........     (465,575)     (795,210)    1,462,099       400,973      (43,955)    (116,046)
  Net change in unrealized
     gain (loss) on
     investments............    1,685,650     1,244,788     6,199,458     4,171,867      373,277      394,138
                              -----------   -----------   -----------   -----------   ----------   ----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS........    1,111,587       312,978     7,779,799     4,540,332      297,824      241,574
                              -----------   -----------   -----------   -----------   ----------   ----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net
     payments...............      144,294        20,547        25,109        34,245        7,278        5,992
  Surrenders, withdrawals
     and death benefits.....   (1,377,087)   (1,418,522)   (2,698,669)   (2,390,485)    (648,316)    (570,353)
  Net transfers between
     other subaccounts or
     fixed rate option......     (480,727)     (617,829)      (84,699)     (535,404)      33,199     (148,941)
  Withdrawal and other
     charges................       (6,464)       (7,891)       (8,886)       (8,346)      (1,681)      (2,165)
                              -----------   -----------   -----------   -----------   ----------   ----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM CONTRACT OWNER
     TRANSACTIONS...........   (1,719,984)   (2,023,695)   (2,767,145)   (2,899,990)    (609,520)    (715,467)
                              -----------   -----------   -----------   -----------   ----------   ----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS.............     (608,397)   (1,710,717)    5,012,654     1,640,342     (311,696)    (473,893)

NET ASSETS
  Beginning of period.......   12,497,178    14,207,895    18,433,587    16,793,245    3,874,154    4,348,047
                              -----------   -----------   -----------   -----------   ----------   ----------
  End of period.............  $11,888,781   $12,497,178   $23,446,241   $18,433,587   $3,562,458   $3,874,154
                              ===========   ===========   ===========   ===========   ==========   ==========

  Beginning units...........    8,703,049    10,178,594     7,749,435     9,205,986    2,641,273    3,151,383
                              -----------   -----------   -----------   -----------   ----------   ----------
  Units issued..............      260,662       267,010       675,984       553,533      170,052      108,921
  Units redeemed............   (1,419,068)   (1,742,555)   (1,631,697)   (2,010,084)    (581,708)    (619,031)
                              -----------   -----------   -----------   -----------   ----------   ----------
  Ending units..............    7,544,643     8,703,049     6,793,722     7,749,435    2,229,617    2,641,273
                              ===========   ===========   ===========   ===========   ==========   ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A20

                                             SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------

                                 CREDIT SUISSE TRUST           AMERICAN CENTURY            FRANKLIN SMALL-MID
MFS EMERGING GROWTH SERIES        GLOBAL SMALL CAP              VP VALUE FUND            CAP GROWTH SECURITIES
--------------------------    ------------------------    -------------------------    -------------------------
 01/01/2006     01/01/2005    01/01/2006    01/01/2005    01/01/2006     01/01/2005     01/01/2006    01/01/2005
     TO             TO            TO            TO            TO             TO             TO            TO
 12/31/2006     12/31/2005    12/31/2006    12/31/2005    12/31/2006     12/31/2005     12/31/2006    12/31/2005
 ----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------



$  (155,020)   $  (164,271)   $  (37,353)   $  (36,315)   $    1,181    $   (28,737)   $   (70,640)   $  (78,662)

          0              0             0             0       499,871        633,327              0             0

   (410,232)      (747,580)      (11,400)     (115,107)      140,841        194,470        (20,822)     (121,230)

  1,249,949      1,744,384       338,698       501,161       238,118       (595,826)       430,793       356,516
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------



    684,697        832,533       289,945       349,739       880,011        203,234        339,331       156,624
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------



     23,282         40,399       128,903         7,216         5,787        166,507         10,476             0

 (1,506,400)    (1,359,955)     (318,758)     (351,949)     (795,472)    (1,069,071)      (894,622)     (715,637)


   (271,561)      (532,223)     (105,800)       49,411       (68,437)        47,326       (254,873)     (224,761)
     (5,854)        (7,120)       (1,298)       (1,506)       (2,111)        (2,519)        (2,494)       (2,998)
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------




 (1,760,533)    (1,858,899)     (296,953)     (296,828)     (860,233)      (857,757)    (1,141,513)     (943,396)
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------


 (1,075,836)    (1,026,366)       (7,008)       52,911        19,778       (654,523)      (802,182)     (786,772)


 11,820,602     12,846,968     2,700,846     2,647,935     5,766,369      6,420,892      5,456,311     6,243,083
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------
$10,744,766    $11,820,602    $2,693,838    $2,700,846    $5,786,147    $ 5,766,369    $ 4,654,129    $5,456,311
===========    ===========    ==========    ==========    ==========    ===========    ===========    ==========

  8,519,032      9,970,085     2,101,703     2,360,192     3,039,057      3,504,307      3,461,589     4,098,194
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------
    273,468        263,691       215,537       216,759       121,546        314,612        147,367       139,569
 (1,512,977)    (1,714,744)     (439,629)     (475,248)     (553,332)      (779,862)      (848,438)     (776,174)
-----------    -----------    ----------    ----------    ----------    -----------    -----------    ----------
  7,279,523      8,519,032     1,877,611     2,101,703     2,607,271      3,039,057      2,760,518     3,461,589
===========    ===========    ==========    ==========    ==========    ===========    ===========    ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A21

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                 SUBACCOUNTS
                              ---------------------------------------------------------------------------------
                                                            PRUDENTIAL DIVERSIFIED
                              PRUDENTIAL JENNISON 20/20          CONSERVATIVE
                                   FOCUS PORTFOLIO             GROWTH PORTFOLIO         DAVIS VALUE PORTFOLIO
                              -------------------------   -------------------------   -------------------------
                               01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
                                   TO            TO            TO            TO            TO            TO
                               12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
                              -----------   -----------   -----------   -----------   -----------   -----------


OPERATIONS
  Net investment income
     (loss).................  $   (70,346)  $   (71,472)  $   156,454   $   140,151   $   (39,375)  $   (26,121)
  Capital gains
     distributions
     received...............      449,091             0        34,393             0             0             0
  Realized gain (loss) on
     shares redeemed........      240,948       103,776      (261,729)     (376,765)      326,559       146,241
  Net change in unrealized
     gain (loss) on
     investments............      218,027     1,116,878       487,384       701,045       456,139       333,759
                              -----------   -----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS........      837,720     1,149,182       416,502       464,431       743,323       453,879
                              -----------   -----------   -----------   -----------   -----------   -----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net
     payments...............       43,047        40,199       103,302         2,954         7,491       396,059
  Surrenders, withdrawals
     and death benefits.....     (996,215)     (906,221)   (1,332,725)   (1,643,565)   (1,131,689)   (1,063,210)
  Net transfers between
     other subaccounts or
     fixed rate option......      494,238       304,445        56,759       272,349       329,726       205,143
  Withdrawal and other
     charges................       (2,751)       (2,758)       (3,328)       (3,832)       (1,510)       (1,714)
                              -----------   -----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM CONTRACT OWNER
     TRANSACTIONS...........     (461,681)     (564,335)   (1,175,992)   (1,372,094)     (795,982)     (463,722)
                              -----------   -----------   -----------   -----------   -----------   -----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS.............      376,039       584,847      (759,490)     (907,663)      (52,659)       (9,843)

NET ASSETS
  Beginning of period.......    6,938,915     6,354,068     8,512,501     9,420,164     6,001,448     6,011,291
                              -----------   -----------   -----------   -----------   -----------   -----------
  End of period.............  $ 7,314,954   $ 6,938,915   $ 7,753,011   $ 8,512,501   $ 5,948,789   $ 6,001,448
                              ===========   ===========   ===========   ===========   ===========   ===========

  Beginning units...........    4,824,712     5,297,733     6,305,042     7,365,888     5,418,559     5,858,409
                              -----------   -----------   -----------   -----------   -----------   -----------
  Units issued..............      797,950       634,590       369,679       386,507       793,250       532,524
  Units redeemed............   (1,103,539)   (1,107,611)   (1,228,835)   (1,447,353)   (1,476,101)     (972,374)
                              -----------   -----------   -----------   -----------   -----------   -----------
  Ending units..............    4,519,123     4,824,712     5,445,886     6,305,042     4,735,708     5,418,559
                              ===========   ===========   ===========   ===========   ===========   ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A22

                                             SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------
                                  PRUDENTIAL SP                                              PRUDENTIAL SP
    ALLIANCEBERNSTEIN        T.ROWE PRICE LARGE CAP            PRUDENTIAL SP                   SMALL-CAP
    LARGE CAP GROWTH            GROWTH PORTFOLIO           DAVIS VALUE PORTFOLIO            VALUE PORTFOLIO
------------------------    ------------------------    --------------------------    --------------------------
01/01/2006    01/01/2005    01/01/2006    01/01/2005     01/01/2006     01/01/2005     01/01/2006     01/01/2005
    TO            TO            TO            TO             TO             TO             TO             TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005     12/31/2006     12/31/2005     12/31/2006     12/31/2005
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------



$  (12,557)   $  (12,582)   $  (46,802)   $  (41,319)   $  (124,132)   $   (93,571)   $  (228,179)   $  (176,087)

         0             0       369,309             0        248,246      1,236,863      3,132,208      1,893,290

   (56,971)      (39,590)       25,774        42,615        177,633         87,433         41,319        159,233

    40,457       167,104      (214,675)      392,629      1,682,229       (170,049)      (434,338)    (1,266,904)
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------



   (29,071)      114,932       133,606       393,925      1,983,976      1,060,676      2,511,010        609,532
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------



        54        87,456       110,804       319,017        792,414      2,589,264      4,865,795      3,171,223

  (169,484)     (161,404)     (147,417)     (125,832)      (589,073)      (428,447)      (924,900)      (911,721)


     1,212        41,776        49,555       (72,780)       (10,342)        90,263       (491,440)       559,884
      (252)         (328)       (4,771)       (3,611)       (21,573)       (13,592)       (40,189)       (30,167)
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------




  (168,470)      (32,500)        8,171       116,794        171,426      2,237,488      3,409,266      2,789,219
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------


  (197,541)       82,432       141,777       510,719      2,155,402      3,298,164      5,920,276      3,398,751


 1,012,293       929,861     3,004,337     2,493,618     14,917,849     11,619,685     18,843,658     15,444,907
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------
$  814,752    $1,012,293    $3,146,114    $3,004,337    $17,073,251    $14,917,849    $24,763,934    $18,843,658
==========    ==========    ==========    ==========    ===========    ===========    ===========    ===========

 1,549,023     1,611,465     2,695,649     2,632,586     11,153,907      9,575,516     12,327,803     10,478,341
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------
   208,306       178,432       213,056       384,419        948,369      2,829,120      3,660,099      3,691,810
  (484,751)     (240,874)     (191,306)     (321,356)      (855,062)    (1,250,729)    (1,739,729)    (1,842,348)
----------    ----------    ----------    ----------    -----------    -----------    -----------    -----------
 1,272,578     1,549,023     2,717,399     2,695,649     11,247,214     11,153,907     14,248,173     12,327,803
==========    ==========    ==========    ==========    ===========    ===========    ===========    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A23

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                SUBACCOUNTS
                              -------------------------------------------------------------------------------

                              PRUDENTIAL SP SMALL CAP   PRUDENTIAL SP PIMCO TOTAL    PRUDENTIAL SP PIMCO HIGH
                                  GROWTH PORTFOLIO           RETURN PORTFOLIO            YIELD PORTFOLIO
                              -----------------------   -------------------------   -------------------------
                              01/01/2006   01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
                                  TO           TO            TO            TO            TO            TO
                              12/31/2006   12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
                              ----------   ----------   -----------   -----------   -----------   -----------


OPERATIONS
  Net investment income
     (loss).................  $  (44,584)  $  (37,892)  $ 1,134,029   $ 1,323,499   $   937,952   $   699,791
  Capital gains
     distributions
     received...............           0            0             0       665,637       139,131       174,047
  Realized gain (loss) on
     shares redeemed........      36,403        7,203      (128,688)       19,330           654        16,243
  Net change in unrealized
     gain (loss) on
     investments............     294,591       68,409      (149,656)   (1,677,802)      161,934      (538,965)
                              ----------   ----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS........     286,410       37,720       855,685       330,664     1,239,671       351,116
                              ----------   ----------   -----------   -----------   -----------   -----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net
     payments...............     113,084      425,553     1,330,056     7,619,868     1,824,048     3,690,263
  Surrenders, withdrawals
     and death benefits.....    (124,501)    (100,126)   (3,721,566)   (2,351,826)     (858,333)     (572,865)
  Net transfers between
     other subaccounts or
     fixed rate option......      77,963       40,194      (609,751)    1,387,361        21,523       356,222
  Withdrawal and other
     charges................      (5,553)      (3,918)      (55,109)      (39,301)      (27,925)      (19,758)
                              ----------   ----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM CONTRACT OWNER
     TRANSACTIONS...........      60,993      361,703    (3,056,370)    6,616,102       959,313     3,453,862
                              ----------   ----------   -----------   -----------   -----------   -----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS.............     347,403      399,423    (2,200,685)    6,946,766     2,198,984     3,804,978

NET ASSETS
  Beginning of period.......   2,663,579    2,264,156    43,643,151    36,696,385    15,322,010    11,517,032
                              ----------   ----------   -----------   -----------   -----------   -----------
  End of period.............  $3,010,982   $2,663,579   $41,442,466   $43,643,151   $17,520,994   $15,322,010
                              ==========   ==========   ===========   ===========   ===========   ===========

  Beginning units...........   2,652,792    2,352,380    37,150,288    30,931,506    11,537,641     8,863,667
                              ----------   ----------   -----------   -----------   -----------   -----------
  Units issued..............     350,034      627,859     3,112,219    10,509,137     2,053,000     4,143,000
  Units redeemed............    (270,041)    (327,447)   (5,610,544)   (4,290,355)   (1,344,042)   (1,469,026)
                              ----------   ----------   -----------   -----------   -----------   -----------
  Ending units..............   2,732,785    2,652,792    34,651,963    37,150,288    12,246,599    11,537,641
                              ==========   ==========   ===========   ===========   ===========   ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A24

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
  JANUS ASPEN LARGE CAP
         GROWTH                                                                      PRUDENTIAL SP STRATEGIC
   PORTFOLIO - SERVICE       PRUDENTIAL SP LARGE CAP     PRUDENTIAL SP AIM CORE      PARTNERS FOCUSED GROWTH
         SHARES                  VALUE PORTFOLIO            EQUITY PORTFOLIO                PORTFOLIO
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



   (31,163)   $  (23,161)   $  (15,931)   $  (41,909)   $  (10,439)   $   (8,455)   $  (30,955)   $  (23,546)

         0             0       309,341       153,032        88,781             0       129,792             0

    30,503        14,758       178,932       139,753        17,263        24,816        26,155        18,323

   235,271        50,884       526,324        60,801       122,679        28,558      (168,793)      227,002
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



   234,611        42,481       998,666       311,677       218,284        44,919       (43,801)      221,779
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



 2,045,698       160,317        39,398       820,571        20,731       366,666       161,343       272,679

   (24,536)      (38,579)     (499,359)     (540,628)      (40,122)      (41,373)      (91,654)      (78,062)


   (80,536)      (74,643)     (318,079)      351,335       (22,483)     (247,517)      106,936       173,156
    (4,359)       (4,514)       (9,237)       (6,305)       (2,505)       (1,816)       (3,000)       (1,985)
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------




 1,936,267        42,581      (787,277)      624,973       (44,379)       75,960       173,625       365,788
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------


 2,170,878        85,062       211,389       936,650       173,905       120,879       129,824       587,567


 1,739,414     1,654,352     6,499,939     5,563,289     1,557,612     1,436,733     1,895,194     1,307,627
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
 3,910,292    $1,739,414    $6,711,328    $6,499,939    $1,731,517    $1,557,612    $2,025,018    $1,895,194
 =========    ==========    ==========    ==========    ==========    ==========    ==========    ==========

 1,560,801     1,556,535     4,963,360     4,543,097     1,617,861     1,570,182     1,649,479     1,402,862
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
 1,823,797       165,952       114,905     1,204,169        58,754       374,121       325,006       409,596
  (432,839)     (161,686)     (695,828)     (783,906)     (104,042)     (326,442)     (183,312)     (162,979)
 ---------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
 2,951,759     1,560,801     4,382,437     4,963,360     1,572,573     1,617,861     1,791,173     1,649,479
 =========    ==========    ==========    ==========    ==========    ==========    ==========    ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A25

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                    SUBACCOUNTS
                                 --------------------------------------------------------------------------------
                                                                                              PRUDENTIAL SP
                                                                SP PRUDENTIAL U.S.             CONSERVATIVE
                                   PRUDENTIAL SP MID CAP             EMERGING                ASSET ALLOCATION
                                     GROWTH PORTFOLIO            GROWTH PORTFOLIO               PORTFOLIO
                                 ------------------------   -------------------------   -------------------------
                                 01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
                                     TO            TO            TO            TO            TO            TO
                                 12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
                                 ----------   -----------   -----------   -----------   -----------   -----------


OPERATIONS
  Net investment income
     (loss)....................  $ (106,247)  $   (88,126)  $  (169,152)  $  (122,772)  $   524,765   $   (69,591)
  Capital gains distributions
     received..................           0             0       769,260     1,162,418       424,609       677,989
  Realized gain (loss) on
     shares redeemed...........     124,961       123,056       187,498        82,649       265,612       264,570
  Net change in unrealized gain
     (loss) on investments.....    (264,272)      459,796       (33,762)      286,558       648,637       196,071
                                 ----------   -----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS................    (245,558)      494,726       753,844     1,408,853     1,863,623     1,069,039
                                 ----------   -----------   -----------   -----------   -----------   -----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments..     161,237     1,047,689     2,266,753       967,468       717,924     8,791,792
  Surrenders, withdrawals and
     death benefits............    (383,187)     (341,365)     (468,486)     (399,537)   (2,224,246)   (2,000,285)
  Net transfers between other
     subaccounts or fixed rate
     option....................      27,697     1,757,499       177,557     1,118,653      (405,910)      935,108
  Withdrawal and other
     charges...................     (11,627)       (7,576)      (18,081)      (13,297)      (49,821)      (29,269)
                                 ----------   -----------   -----------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     CONTRACT OWNER
     TRANSACTIONS..............    (205,880)    2,456,247     1,957,743     1,673,287    (1,962,053)    7,697,346
                                 ----------   -----------   -----------   -----------   -----------   -----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS................    (451,438)    2,950,973     2,711,587     3,082,140       (98,430)    8,766,385

NET ASSETS
  Beginning of period..........   6,978,673     4,027,700     9,620,239     6,538,099    27,938,257    19,171,872
                                 ----------   -----------   -----------   -----------   -----------   -----------
  End of period................  $6,527,235   $ 6,978,673   $12,331,826   $ 9,620,239   $27,839,827   $27,938,257
                                 ==========   ===========   ===========   ===========   ===========   ===========

  Beginning units..............   6,187,578     4,157,602     6,567,046     5,270,270    21,038,883    16,342,750
                                 ----------   -----------   -----------   -----------   -----------   -----------
  Units issued.................     488,302     3,112,348     2,146,900     2,338,441       977,082     7,843,081
  Units redeemed...............    (699,029)   (1,082,372)   (1,188,931)   (1,041,665)   (2,813,043)   (3,146,948)
                                 ----------   -----------   -----------   -----------   -----------   -----------
  Ending units.................   5,976,851     6,187,578     7,525,015     6,567,046    19,202,922    21,038,883
                                 ==========   ===========   ===========   ===========   ===========   ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A26

                                             SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------
  PRUDENTIAL SP BALANCED                                    PRUDENTIAL SP AGGRESSIVE          PRUDENTIAL SP
           ASSET              PRUDENTIAL SP GROWTH ASSET    GROWTH  ASSET ALLOCATION          INTERNATIONAL
   ALLOCATION PORTFOLIO          ALLOCATION PORTFOLIO               PORTFOLIO               GROWTH PORTFOLIO
--------------------------    --------------------------    ------------------------    ------------------------
 01/01/2006     01/01/2005     01/01/2006     01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
     TO             TO             TO             TO            TO            TO            TO            TO
 12/31/2006     12/31/2005     12/31/2006     12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
 ----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------



$   657,806    $  (374,300)   $    75,172    $  (333,501)   $   14,841    $  (63,510)   $   13,521    $  (35,505)
  1,129,833      1,412,922        729,868        963,290       129,488       156,779       384,086       148,432

    878,036        542,056      1,011,820        572,810        92,929        60,616       124,645        59,828

  3,172,823      1,819,596      3,288,668      1,611,530       417,961       255,943       400,765       397,067
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------



  5,838,498      3,400,274      5,105,528      2,814,129       655,219       409,828       923,017       569,822
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------


  3,682,781     28,008,001      2,059,654     19,270,468       313,209       746,316       272,075       957,880

 (3,971,057)    (2,582,613)    (3,850,470)    (1,364,349)     (196,650)     (178,268)     (231,821)     (115,822)

 (2,391,120)     1,472,449       (287,959)     2,553,078      (106,844)      358,086       262,246       151,278
   (132,380)       (61,482)      (105,359)       (65,696)      (11,702)       (9,512)       (8,147)       (4,443)
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------




 (2,811,776)    26,836,355     (2,184,134)    20,393,501        (1,987)      916,622       294,353       988,893
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------


  3,026,722     30,236,629      2,921,394     23,207,630       653,232     1,326,450     1,217,370     1,558,715


 67,603,549     37,366,920     48,062,657     24,855,027     5,285,037     3,958,587     4,576,546     3,017,831
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------
$70,630,271    $67,603,549    $50,984,051    $48,062,657    $5,938,269    $5,285,037    $5,793,916    $4,576,546
===========    ===========    ===========    ===========    ==========    ==========    ==========    ==========

 45,670,158     30,709,053     28,437,904     20,303,875     3,701,544     3,055,154     3,396,195     2,718,885
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------
  3,191,878     22,356,279      2,549,061     13,134,859       341,779     1,046,529       815,298     1,403,818
 (6,269,741)    (7,395,174)    (5,040,081)    (5,000,830)     (396,327)     (400,139)     (587,724)     (726,508)
-----------    -----------    -----------    -----------    ----------    ----------    ----------    ----------
 42,592,295     45,670,158     25,946,884     28,437,904     3,646,996     3,701,544     3,623,769     3,396,195
===========    ===========    ===========    ===========    ==========    ==========    ==========    ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A27

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                      SUBACCOUNTS
                                      ---------------------------------------------------------------------------
                                           PRUDENTIAL SP
                                        INTERNATIONAL VALUE      EVERGREEN VA BALANCED      EVERGREEN VA GROWTH
                                             PORTFOLIO                    FUND                      FUND
                                      -----------------------   -----------------------   -----------------------
                                      01/01/2006   01/01/2005   01/01/2006   01/01/2005   01/01/2006   01/01/2005
                                          TO           TO           TO           TO           TO           TO
                                      12/31/2006   12/31/2005   12/31/2006   12/31/2005   12/31/2006   12/31/2005
                                      ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS
  Net investment income (loss)......  $  (13,559)  $  (48,697)    $   111      $   116      $  (208)     $  (150)
  Capital gains distributions
     received.......................      68,576      375,209           0            0          553            0
  Realized gain (loss) on shares
     redeemed.......................     178,639       47,072          11          194           33           14
  Net change in unrealized gain
     (loss) on investments..........   1,207,991      138,444       1,028          260          663        1,116
                                      ----------   ----------     -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS.....................   1,441,647      512,028       1,150          570        1,041          980
                                      ----------   ----------     -------      -------      -------      -------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments.......   1,644,216      691,184           0       13,856            0            0
  Surrenders, withdrawals and death
     benefits.......................    (204,670)    (108,979)          0            0            0            0
  Net transfers between other
     subaccounts or fixed rate
     option.........................    (151,457)      89,988           0            0            0        7,501
  Withdrawal and other charges......     (10,204)      (7,159)          0            0           (6)          (2)
                                      ----------   ----------     -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM CONTRACT
     OWNER TRANSACTIONS.............   1,277,885      665,034           0       13,856           (6)       7,499
                                      ----------   ----------     -------      -------      -------      -------

TOTAL INCREASE (DECREASE) IN NET
     ASSETS.........................   2,719,532    1,177,062       1,150       14,426        1,035        8,479

NET ASSETS
  Beginning of period...............   4,989,051    3,811,989      14,426            0       11,375        2,896
                                      ----------   ----------     -------      -------      -------      -------
  End of period.....................  $7,708,583   $4,989,051     $15,576      $14,426      $12,410      $11,375
                                      ==========   ==========     =======      =======      =======      =======

  Beginning units...................   3,678,155    3,232,109      11,886            0        7,212        1,922
                                      ----------   ----------     -------      -------      -------      -------
  Units issued......................   1,329,344      908,006           0       11,887            0        5,290
  Units redeemed....................    (675,573)    (461,960)          2           (1)          (2)           0
                                      ----------   ----------     -------      -------      -------      -------
  Ending units......................   4,331,926    3,678,155      11,888       11,886        7,210        7,212
                                      ==========   ==========     =======      =======      =======      =======




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A28

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------

                              EVERGREEN VA SPECIAL       EVERGREEN INTERNATIONAL    EVERGREEN VA FUNDAMENTAL
 EVERGREEN VA OMEGA FUND           VALUES FUND                 EQUITY FUND               LARGE CAP FUND
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005    01/01/2006    01/01/2005
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



 $ (7,078)     $ (6,746)     $ (1,910)     $   (947)     $  9,035      $  2,848      $ (1,786)     $ (2,564)
        0             0        27,239        21,152        22,311             0         6,963             0
   15,720         3,919         3,914           527         8,822         2,829         2,197         1,499

    6,787        10,940        11,822        (3,864)       42,271        42,202        35,277        29,794
 --------      --------      --------      --------      --------      --------      --------      --------


   15,429         8,113        41,065        16,868        82,439        47,879        42,651        28,729
 --------      --------      --------      --------      --------      --------      --------      --------


        0        41,558         3,892        14,051             0        62,661             0             0
  (58,282)       (1,141)       (8,629)         (557)      (10,954)       (1,817)       (4,734)       (7,301)

  (37,139)      (37,190)       (5,300)        4,780        10,036        (2,619)        3,726        66,572
     (400)         (373)         (324)         (307)         (151)         (112)          (40)          (32)
 --------      --------      --------      --------      --------      --------      --------      --------



  (95,821)        2,854       (10,361)       17,967        (1,069)       58,113        (1,048)       59,239
 --------      --------      --------      --------      --------      --------      --------      --------


  (80,392)       10,967        30,704        34,835        81,370       105,992        41,603        87,968


  443,518       432,551       215,227       180,392       387,372       281,380       397,624       309,656
 --------      --------      --------      --------      --------      --------      --------      --------
 $363,126      $443,518      $245,931      $215,227      $468,742      $387,372      $439,227      $397,624
 ========      ========      ========      ========      ========      ========      ========      ========

  309,578       308,139       133,329       121,801        27,738        22,984        33,252        27,752
 --------      --------      --------      --------      --------      --------      --------      --------
    9,699        46,151         7,825        12,212         1,918         5,670           294         6,256
  (76,030)      (44,712)      (13,802)         (684)       (1,943)         (916)         (383)         (756)
 --------      --------      --------      --------      --------      --------      --------      --------
  243,247       309,578       127,352       133,329        27,713        27,738        33,163        33,252
 ========      ========      ========      ========      ========      ========      ========      ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A29

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005


                                                                     SUBACCOUNTS
                                     ---------------------------------------------------------------------------
                                      AST ALLIANCEBERNSTEIN      AST AMERICAN CENTURY      AST AMERICAN CENTURY
                                         GROWTH & INCOME           INCOME & GROWTH          STRATEGIC BALANCED
                                            PORTFOLIO                 PORTFOLIO                 PORTFOLIO
                                     -----------------------   -----------------------   -----------------------
                                     01/01/2006   3/14/2005*   01/01/2006   3/14/2005*   01/01/2006   3/14/2005*
                                         TO           TO           TO           TO           TO           TO
                                     12/31/2006   12/31/2005   12/31/2006   12/31/2005   12/31/2006   12/31/2005
                                     ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS
  Net investment income (loss).....   $ (1,716)    $   (536)    $   (444)    $ (1,084)    $  (1,247)    $  (178)
  Capital gains distributions
     received......................          0            0            0            0         1,203           0
  Realized gain (loss) on shares
     redeemed......................        597          (11)       1,806          (84)       (4,852)          4
  Net change in unrealized gain
     (loss) on investments.........     35,114        2,839       33,687        3,178         8,247       1,150
                                      --------     --------     --------     --------     ---------     -------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS....................     33,995        2,292       35,049        2,010         3,351         976
                                      --------     --------     --------     --------     ---------     -------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments......    187,659       80,919      175,912      169,773       244,037      42,736

  Surrenders, withdrawals and death
     benefits......................     (1,908)           0       (8,404)      (1,351)            0           0
  Net transfers between other
     subaccounts or fixed rate
     option........................      1,661       34,136      (17,938)      11,011      (165,998)      7,019
  Withdrawal and other charges.....         (8)           0         (832)           0           (37)          0
                                      --------     --------     --------     --------     ---------     -------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM CONTRACT
     OWNER TRANSACTIONS............    187,404      115,055      148,738      179,433        78,002      49,755
                                      --------     --------     --------     --------     ---------     -------

TOTAL INCREASE (DECREASE) IN NET
     ASSETS........................    221,399      117,347      183,787      181,443        81,353      50,731

NET ASSETS
  Beginning of period..............    117,347            0      181,443            0        50,731           0
                                      --------     --------     --------     --------     ---------     -------
  End of period....................   $338,746     $117,347     $365,230     $181,443     $ 132,084     $50,731
                                      ========     ========     ========     ========     =========     =======

  Beginning units..................     11,426            0       17,562            0         4,911           0
                                      --------     --------     --------     --------     ---------     -------
  Units issued.....................     20,466       11,569       18,054       19,433        26,479       4,911
  Units redeemed...................     (2,603)        (143)      (3,785)      (1,871)      (19,505)          0
                                      --------     --------     --------     --------     ---------     -------
  Ending units.....................     29,289       11,426       31,831       17,562        11,885       4,911
                                      ========     ========     ========     ========     =========     =======




   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A30

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------

   AST COHEN & STEERS         AST GLOBAL ALLOCATION     AST DEAM LARGE-CAP VALUE       AST DEAM SMALL-CAP
    REALTY PORTFOLIO                PORTFOLIO                   PORTFOLIO               GROWTH PORTFOLIO
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



 $ (3,455)     $ (1,338)      $   206       $  (183)     $ (2,131)      $  (264)      $(1,101)      $  (222)
   40,994             0             0             0         9,891             0             0             0
    5,434           412            40            56          (176)           31           564           (12)

   95,361        12,885         2,821         1,254        29,869         1,790         4,988           960
 --------      --------       -------       -------      --------       -------       -------       -------


  138,334        11,959         3,067         1,127        37,453         1,557         4,451           726
 --------      --------       -------       -------      --------       -------       -------       -------


  171,398       155,482             0         4,631       465,563        40,153        20,718        54,505

  (10,383)         (306)          (99)            0             0             0        (3,330)            0

  305,920        60,173        11,696        17,299        55,230         1,272         7,952           360
     (759)           (6)          (53)            0          (224)            0           (92)            0
 --------      --------       -------       -------      --------       -------       -------       -------



  466,176       215,343        11,544        21,930       520,569        41,425        25,248        54,865
 --------      --------       -------       -------      --------       -------       -------       -------


  604,510       227,302        14,611        23,057       558,022        42,982        29,699        55,591


  227,302             0        23,057             0        42,982             0        55,591             0
 --------      --------       -------       -------      --------       -------       -------       -------
 $831,812      $227,302       $37,668       $23,057      $601,004       $42,982       $85,290       $55,591
 ========      ========       =======       =======      ========       =======       =======       =======

   18,909             0         2,168             0         4,011             0         5,390             0
 --------      --------       -------       -------      --------       -------       -------       -------
   42,048        20,139         1,080         4,348        49,447         4,555         6,484         5,506
   (8,294)       (1,230)          (14)       (2,180)       (1,417)         (544)       (3,766)         (116)
 --------      --------       -------       -------      --------       -------       -------       -------
   52,663        18,909         3,234         2,168        52,041         4,011         8,108         5,390
 ========      ========       =======       =======      ========       =======       =======       =======




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A31

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                        SUBACCOUNTS
                                        ---------------------------------------------------------------------------
                                                                                                 AST FEDERATED
                                           AST DEAM SMALL-CAP          AST HIGH YIELD              AGGRESSIVE
                                            VALUE PORTFOLIO              PORTFOLIO              GROWTH PORTFOLIO
                                        -----------------------   -----------------------   -----------------------
                                        01/01/2006   3/14/2005*   01/01/2006   3/14/2005*   01/01/2006   3/14/2005*
                                            TO           TO           TO           TO           TO           TO
                                        12/31/2006   12/31/2005   12/31/2006   12/31/2005   12/31/2006   12/31/2005
                                        ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS
  Net investment income (loss).......    $ (1,971)    $   (779)   $   53,209    $ (5,283)    $ (7,563)    $ (2,468)
  Capital gains distributions
     received........................       8,719          489             0           0       11,822            0
  Realized gain (loss) on shares
     redeemed........................       1,041          191          (875)       (794)       5,629          (31)
  Net change in unrealized gain
     (loss) on investments...........      16,012         (519)       27,208      10,043       42,025       23,392
                                         --------     --------    ----------    --------     --------     --------

NET INCREASE (DECREASE) IN NET ASSETS
     RESULTING FROM OPERATIONS.......      23,801         (618)       79,542       3,966       51,913       20,893
                                         --------     --------    ----------    --------     --------     --------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments........      85,074      110,143       355,953     555,853      229,600      142,745
  Surrenders, withdrawals and death
     benefits........................     (16,058)      (7,098)      (29,279)     (7,213)     (14,971)      (2,812)
  Net transfers between other
     subaccounts or fixed rate
     option..........................      17,880        3,015       113,968     173,415       (1,228)     224,949
  Withdrawal and other charges.......        (247)           0        (2,516)       (298)      (1,132)        (341)
                                         --------     --------    ----------    --------     --------     --------

NET INCREASE (DECREASE) IN NET ASSETS
     RESULTING FROM CONTRACT OWNER
     TRANSACTIONS....................      86,649      106,060       438,126     721,757      212,269      364,541
                                         --------     --------    ----------    --------     --------     --------

TOTAL INCREASE (DECREASE) IN NET
     ASSETS..........................     110,450      105,442       517,668     725,723      264,182      385,434

NET ASSETS
  Beginning of period................     105,442            0       725,723           0      385,434            0
                                         --------     --------    ----------    --------     --------     --------
  End of period......................    $215,892     $105,442    $1,243,391    $725,723     $649,616     $385,434
                                         ========     ========    ==========    ========     ========     ========

  Beginning units....................      10,520            0        73,577           0       35,160            0
                                         --------     --------    ----------    --------     --------     --------
  Units issued.......................      11,484       12,355        47,815      95,145       28,233       37,079
  Units redeemed.....................      (3,110)      (1,835)       (4,949)    (21,568)      (7,409)      (1,919)
                                         --------     --------    ----------    --------     --------     --------
  Ending units.......................      18,894       10,520       116,443      73,577       55,984       35,160
                                         ========     ========    ==========    ========     ========     ========




   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A32

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                            AST GOLDMAN SACHS           AST GOLDMAN SACHS
    AST MID-CAP VALUE          AST SMALL-CAP VALUE            CONCENTRATED                   MID-CAP
        PORTFOLIO                   PORTFOLIO               GROWTH PORTFOLIO            GROWTH PORTFOLIO
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



 $ (2,707)     $   (903)     $ (2,660)      $  (440)     $ (3,824)     $   (959)     $ (7,426)     $ (2,609)
   28,552             0         4,570             0             0             0             0             0
     (890)          (28)        2,278           126         1,040            74         2,148           354

    1,084         2,205        30,675         2,235        27,925         6,983        28,676        13,795
 --------      --------      --------       -------      --------      --------      --------      --------


   26,039         1,274        34,863         1,921        25,141         6,098        23,398        11,540
 --------      --------      --------       -------      --------      --------      --------      --------


  112,190       132,026       269,386        42,437       262,465       135,338       135,925       262,344
   (6,186)         (707)      (10,367)       (3,237)       (1,651)         (521)      (27,201)       (9,891)

   64,511         4,654        75,858        32,079        31,672         8,886        36,718       164,596
     (790)            0          (167)            0          (652)            0        (1,174)         (201)
 --------      --------      --------       -------      --------      --------      --------      --------



  169,725       135,973       334,710        71,279       291,834       143,703       144,268       416,848
 --------      --------      --------       -------      --------      --------      --------      --------

  195,764       137,247       369,573        73,200       316,975       149,801       167,666       428,388


  137,247             0        73,200             0       149,801             0       428,388             0
 --------      --------      --------       -------      --------      --------      --------      --------
 $333,011      $137,247      $442,773       $73,200      $466,776      $149,801      $596,054      $428,388
 ========      ========      ========       =======      ========      ========      ========      ========

   13,258             0         6,869             0        13,921             0        40,468             0
 --------      --------      --------       -------      --------      --------      --------      --------
   19,093        14,234        36,374         6,761        29,368        14,122        20,021        45,361
   (2,553)         (976)       (4,089)          108          (500)         (201)       (5,688)       (4,893)
 --------      --------      --------       -------      --------      --------      --------      --------
   29,798        13,258        39,154         6,869        42,789        13,921        54,801        40,468
 ========      ========      ========       =======      ========      ========      ========      ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A33

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005


                                                                       SUBACCOUNTS
                                       ---------------------------------------------------------------------------
                                                                     AST LORD ABBETT
                                         AST LARGE-CAP VALUE          BOND-DEBENTURE         AST MARSICO CAPITAL
                                              PORTFOLIO                 PORTFOLIO              GROWTH PORTFOLIO
                                       -----------------------   -----------------------   -----------------------
                                       01/01/2006   3/14/2005*   01/01/2006   3/14/2005*   01/01/2006   3/14/2005*
                                           TO           TO           TO           TO           TO           TO
                                       12/31/2006   12/31/2005   12/31/2006   12/31/2005   12/31/2006   12/31/2005
                                       ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS
  Net investment income (loss)......   $   (6,151)   $ (3,593)    $ 24,476     $ (3,546)   $  (14,988)   $ (4,490)
  Capital gains distributions
     received.......................       13,152           0        9,827          114             0           0
  Realized gain (loss) on shares
     redeemed.......................        5,275         160         (966)          18        (4,364)        540
  Net change in unrealized gain
     (loss) on investments..........      103,914      10,482       32,390        4,638        64,478      39,887
                                       ----------    --------     --------     --------    ----------    --------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS.....................      116,190       7,049       65,727        1,224        45,126      35,937
                                       ----------    --------     --------     --------    ----------    --------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments.......      410,764     258,130      166,443      611,392       826,408     378,869
  Surrenders, withdrawals and death
     benefits.......................      (17,700)     (2,622)     (50,553)      (4,487)      (18,676)     (2,567)
  Net transfers between other
     subaccounts or fixed rate
     option.........................       20,332     261,070      177,366       30,045      (222,441)    327,156
  Withdrawal and other charges......       (2,017)       (416)      (1,947)          (7)       (2,002)       (549)
                                       ----------    --------     --------     --------    ----------    --------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM CONTRACT
     OWNER TRANSACTIONS.............      411,379     516,162      291,309      636,943       583,289     702,909
                                       ----------    --------     --------     --------    ----------    --------

TOTAL INCREASE (DECREASE) IN NET
     ASSETS.........................      527,569     523,211      357,036      638,167       628,415     738,846

NET ASSETS
  Beginning of period...............      523,211           0      638,167            0       738,846           0
                                       ----------    --------     --------     --------    ----------    --------
  End of period.....................   $1,050,780    $523,211     $995,203     $638,167    $1,367,261    $738,846
                                       ==========    ========     ========     ========    ==========    ========

  Beginning units...................       49,544           0       64,133            0        67,723           0
                                       ----------    --------     --------     --------    ----------    --------
  Units issued......................       47,216      53,320       38,235       69,445        90,373      72,933
  Units redeemed....................       (7,574)     (3,776)      (9,664)      (5,312)      (35,403)     (5,210)
                                       ----------    --------     --------     --------    ----------    --------
  Ending units......................       89,186      49,544       92,704       64,133       122,693      67,723
                                       ==========    ========     ========     ========    ==========    ========




   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A34

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                                                        AST PIMCO LIMITED
                              AST NEUBERGER BERMAN        AST NEUBERGER BERMAN              MATURITY
AST MFS GROWTH PORTFOLIO    MID-CAP GROWTH PORTFOLIO     MID-CAP VALUE PORTFOLIO         BOND PORTFOLIO
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------



 $ (2,291)     $   (735)     $ (5,856)     $ (1,141)    $   (9,347)    $ (3,848)    $   10,304     $ (4,991)
        0             0             0             0         97,627          729              0           55
      526           622         7,007           519         (1,937)         486           (394)          52

   10,365         4,819        42,987        15,079         (2,013)      30,771          8,358        5,992
 --------      --------      --------      --------     ----------     --------     ----------     --------


    8,600         4,706        44,138        14,457         84,330       28,138         18,268        1,108
 --------      --------      --------      --------     ----------     --------     ----------     --------


  181,263       100,575       318,808       131,866        353,141      318,831        242,390      528,919
   (2,343)         (811)      (10,361)          (21)       (16,415)      (2,485)       (63,802)     (20,146)

   26,338        (1,124)       69,365        39,073         61,032      259,470        174,930      246,722
     (595)            0          (419)            0         (1,425)        (346)        (3,107)        (300)
 --------      --------      --------      --------     ----------     --------     ----------     --------



  204,663        98,640       377,393       170,918        396,333      575,470        350,411      755,195
 --------      --------      --------      --------     ----------     --------     ----------     --------


  213,263       103,346       421,531       185,375        480,663      603,608        368,679      756,303


  103,346             0       185,375             0        603,608            0        756,303            0
 --------      --------      --------      --------     ----------     --------     ----------     --------
 $316,609      $103,346      $606,906      $185,375     $1,084,271     $603,608     $1,124,982     $756,303
 ========      ========      ========      ========     ==========     ========     ==========     ========

    9,609             0        16,346             0         55,423            0         75,195            0
 --------      --------      --------      --------     ----------     --------     ----------     --------
   20,109        10,929        40,991        16,408         47,728       59,108         46,627       80,324
     (629)       (1,320)       (6,357)          (62)        (9,103)      (3,685)       (12,214)      (5,129)
 --------      --------      --------      --------     ----------     --------     ----------     --------
   29,089         9,609        50,980        16,346         94,048       55,423        109,608       75,195
 ========      ========      ========      ========     ==========     ========     ==========     ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A35

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                   SUBACCOUNTS
                                   ---------------------------------------------------------------------------
                                                                                          AST T. ROWE PRICE
                                    AST ALLIANCEBERNSTEIN     AST ALLIANCEBERNSTEIN            NATURAL
                                     CORE VALUE PORTFOLIO       MANAGED INDEX 500        RESOURCES PORTFOLIO
                                   -----------------------   -----------------------   -----------------------
                                   01/01/2006   3/14/2005*   01/01/2006   3/14/2005*   01/01/2006   3/14/2005*
                                       TO           TO           TO           TO           TO           TO
                                   12/31/2006   12/31/2005   12/31/2006   12/31/2005   12/31/2006   12/31/2005
                                   ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS
  Net investment income (loss)...   $   (544)     $  (316)    $ (1,127)     $  (212)   $  (31,346)  $   (7,735)
  Capital gains distributions
     received....................      3,970            0            0            0       148,395            0
  Realized gain (loss) on shares
     redeemed....................        646            7          132           44        14,125        1,861
  Net change in unrealized gain
     (loss) on investments.......     13,680        1,830       16,949          418       133,548      121,949
                                    --------      -------     --------      -------    ----------   ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS..................     17,752        1,521       15,954          250       264,722      116,075
                                    --------      -------     --------      -------    ----------   ----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments....     78,547       44,128      190,300       27,371       670,809      385,311
  Surrenders, withdrawals and
     death benefits..............     (3,833)           0         (124)           0       (55,858)      (4,146)
  Net transfers between other
     subaccounts or fixed rate
     option......................     49,213        8,121          267       37,972       686,746      971,907
  Withdrawal and other charges...       (211)           0         (396)           0        (3,981)        (958)
                                    --------      -------     --------      -------    ----------   ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     CONTRACT OWNER
     TRANSACTIONS................    123,716       52,249      190,047       65,343     1,297,716    1,352,114
                                    --------      -------     --------      -------    ----------   ----------

TOTAL INCREASE (DECREASE) IN NET
     ASSETS......................    141,468       53,770      206,001       65,593     1,562,438    1,468,189

NET ASSETS
  Beginning of period............     53,770            0       65,593            0     1,468,189            0
                                    --------      -------     --------      -------    ----------   ----------
  End of period..................   $195,238      $53,770     $271,594      $65,593    $3,030,627   $1,468,189
                                    ========      =======     ========      =======    ==========   ==========

  Beginning units................      5,210            0        6,307            0       125,060            0
                                    --------      -------     --------      -------    ----------   ----------
  Units issued...................     11,661        5,210       18,602        6,766       133,639      133,729
  Units redeemed.................       (419)           0         (151)        (459)      (23,435)      (8,669)
                                    --------      -------     --------      -------    ----------   ----------
  Ending units...................     16,452        5,210       24,758        6,307       235,264      125,060
                                    ========      =======     ========      =======    ==========   ==========



   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A36

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                              AST JPMORGAN
 AST T. ROWE PRICE ASSET      AST MFS GLOBAL EQUITY       INTERNATIONAL EQUITY      AST T. ROWE PRICE GLOBAL
  ALLOCATION PORTFOLIO              PORTFOLIO                   PORTFOLIO                BOND PORTFOLIO
------------------------    ------------------------    ------------------------    ------------------------
01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*    01/01/2006    3/14/2005*
    TO            TO            TO            TO            TO            TO            TO            TO
12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------




 $   (469)      $  (409)     $ (2,321)     $   (846)     $ (3,467)     $   (989)     $   (960)     $ (1,121)
    6,894             0        13,461             0             0             0         2,543            14
      490            24         6,947           329        10,833           194        (1,100)         (663)

    8,079         2,003        23,844         8,070        88,938        14,182        16,402        (4,281)
 --------       -------      --------      --------      --------      --------      --------      --------



   14,994         1,618        41,931         7,553        96,304        13,387        16,885        (6,051)
 --------       -------      --------      --------      --------      --------      --------      --------


  513,144        18,238       119,682       101,864       397,464       151,913       345,559       190,120

     (891)            0       (27,747)       (7,112)       (5,490)          (33)      (12,554)       (1,878)

   72,852        36,597       106,577        33,502       179,328        15,703       (13,453)       61,616
     (168)            0          (216)            0          (634)            0          (462)          (12)
 --------       -------      --------      --------      --------      --------      --------      --------



  584,937        54,835       198,296       128,254       570,668       167,583       319,090       249,846
 --------       -------      --------      --------      --------      --------      --------      --------


  599,931        56,453       240,227       135,807       666,972       180,970       335,975       243,795


   56,453             0       135,807             0       180,970             0       243,795             0
 --------       -------      --------      --------      --------      --------      --------      --------
 $656,384       $56,453      $376,034      $135,807      $847,942      $180,970      $579,770      $243,795
 ========       =======      ========      ========      ========      ========      ========      ========

    5,447             0        12,957             0        16,973             0        25,781             0
 --------       -------      --------      --------      --------      --------      --------      --------
   55,460         6,281        26,187        14,408        74,989        28,631        37,139        28,206
   (2,823)         (834)       (8,277)       (1,451)      (23,185)      (11,658)       (5,397)       (2,425)
 --------       -------      --------      --------      --------      --------      --------      --------
   58,084         5,447        30,867        12,957        68,777        16,973        57,523        25,781
 ========       =======      ========      ========      ========      ========      ========      ========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A37

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                   SUBACCOUNTS
                                --------------------------------------------------------------------------------

                                  AST AGGRESSIVE ASSET      AST CAPITAL GROWTH ASSET       AST BALANCED ASSET
                                  ALLOCATION PORTFOLIO        ALLOCATION PORTFOLIO        ALLOCATION PORTFOLIO
                                ------------------------   -------------------------   -------------------------
                                01/01/2006   12/05/2005*    01/01/2006   12/05/2005*    01/01/2006   12/05/2005*
                                    TO            TO            TO            TO            TO            TO
                                12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
                                ----------   -----------   -----------   -----------   -----------   -----------


OPERATIONS
  Net investment income
     (loss)...................  $  (18,137)    $    (35)   $  (397,734)    $   (286)   $  (598,842)   $     (850)
  Capital gains distributions
     received.................           0            0              0            0              0             0
  Realized gain (loss) on
     shares redeemed..........       1,175            0         45,694          (87)       117,995           228
  Net change in unrealized
     gain (loss) on
     investments..............     188,717         (654)     3,184,313       (2,009)     4,041,218        (3,221)
                                ----------     --------    -----------     --------    -----------    ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS...............     171,755         (689)     2,832,273       (2,382)     3,560,371        (3,843)
                                ----------     --------    -----------     --------    -----------    ----------

CONTRACT OWNER TRANSACTIONS
     Contract owner net
     payments.................   1,710,527       40,526     36,624,968      568,441     51,217,203     1,731,155
  Surrenders, withdrawals and
     death benefits...........     (64,663)           0       (590,054)           0       (707,845)            0
  Net transfers between other
     subaccounts or fixed rate
     option...................     318,910       68,702      3,298,696       86,000      5,092,353       175,758
  Withdrawal and other
     charges..................        (262)           0         (1,104)           0           (708)            0
                                ----------     --------    -----------     --------    -----------    ----------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     CONTRACT OWNER
     TRANSACTIONS.............   1,964,512      109,228     39,332,506      654,441     55,601,003     1,906,913
                                ----------     --------    -----------     --------    -----------    ----------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS...............   2,136,267      108,539     42,164,779      652,059     59,161,374     1,903,070

NET ASSETS
  Beginning of period.........     108,539            0        652,059            0      1,903,070             0
                                ----------     --------    -----------     --------    -----------    ----------
  End of period...............  $2,244,806     $108,539    $42,816,838     $652,059    $61,064,444    $1,903,070
                                ==========     ========    ===========     ========    ===========    ==========

  Beginning units.............      10,856            0         65,175            0        190,054             0
                                ----------     --------    -----------     --------    -----------    ----------
  Units issued................     199,905       10,856      4,425,294       65,230      6,161,302       206,945
  Units redeemed..............      (9,603)           0       (629,236)         (55)      (758,376)      (16,891)
                                ----------     --------    -----------     --------    -----------    ----------
  Ending units................     201,158       10,856      3,861,233       65,175      5,592,980       190,054
                                ==========     ========    ===========     ========    ===========    ==========



   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A38

                                              SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------
                                                           AST FIRST TRUST       AST FIRST TRUST      AST ADVANCED
  AST CONSERVATIVE ASSET        AST PRESERVATION ASSET     BALANCED TARGET    CAPITAL APPRECIATION     STRATEGIES
   ALLOCATION PORTFOLIO          ALLOCATION PORTFOLIO         PORTFOLIO         TARGET PORTFOLIO        PORTFOLIO
--------------------------    -------------------------    ---------------    --------------------    ------------
 01/01/2006    12/05/2005*    01/01/2006    12/05/2005*      03/20/2006*           03/20/2006*         03/20/2006*
     TO             TO            TO             TO               TO                   TO                  TO
 12/31/2006     12/31/2005    12/31/2006     12/31/2005       12/31/2006           12/31/2006          12/31/2006
 ----------    -----------    ----------    -----------    ---------------    --------------------    ------------




$  (233,230)    $     (617)   $  (49,256)     $    (69)       $  (24,142)          $  (21,103)         $  (36,526)
          0              0             0             0                 0                    0                   0

     38,980            634        37,275           (22)            3,516                5,236              10,929

  1,403,482         (4,689)      224,092            14           197,823              231,924             273,898
-----------     ----------    ----------      --------        ----------           ----------          ----------



  1,209,232         (4,672)      212,111           (77)          177,197              216,057             248,301
-----------     ----------    ----------      --------        ----------           ----------          ----------


 16,943,108        911,475     3,655,557             0         3,216,369            2,056,893           3,996,342

   (385,574)             0       (65,081)            0           (63,165)             (10,640)             (5,739)

  2,469,432        501,042       432,729       334,526           224,521            1,284,664             651,683
       (342)             0          (420)            0               (67)                  (2)                 (6)
-----------     ----------    ----------      --------        ----------           ----------          ----------




 19,026,624      1,412,517     4,022,785       334,526         3,377,658            3,330,915           4,642,280
-----------     ----------    ----------      --------        ----------           ----------          ----------


 20,235,856      1,407,845     4,234,896       334,449         3,554,855            3,546,972           4,890,581


  1,407,845              0       334,449             0                 0                    0                   0
-----------     ----------    ----------      --------        ----------           ----------          ----------
$21,643,701     $1,407,845    $4,569,345      $334,449        $3,554,855           $3,546,972          $4,890,581
===========     ==========    ==========      ========        ==========           ==========          ==========

    140,454              0        33,318             0                 0                    0                   0
-----------     ----------    ----------      --------        ----------           ----------          ----------
  2,158,399        180,814       617,887        34,415           358,084              360,919             546,803
   (300,714)       (40,360)     (220,390)       (1,097)          (20,730)             (21,323)            (85,918)
-----------     ----------    ----------      --------        ----------           ----------          ----------
  1,998,139        140,454       430,815        33,318           337,354              339,596             460,885
===========     ==========    ==========      ========        ==========           ==========          ==========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A39

                             FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2006 and 2005



                                                                       SUBACCOUNTS
                                ----------------------------------------------------------------------------------------
                                AST T. ROWE PRICE                                         AST PIMCO
                                 LARGE-CAP GROWTH      AST MONEY       AST SMALL-CAP    TOTAL RETURN   AST INTERNATIONAL
                                    PORTFOLIO      MARKET PORTFOLIO  GROWTH PORTFOLIO  BOND PORTFOLIO   VALUE PORTFOLIO
                                -----------------  ----------------  ----------------  --------------  -----------------
                                   05/01/2006*        05/01/2006*       05/01/2006*      05/01/2006*      05/01/2006*
                                        TO                TO                TO               TO                TO
                                    12/31/2006        12/31/2006        12/31/2006       12/31/2006        12/31/2006
                                -----------------  ----------------  ----------------  --------------  -----------------


OPERATIONS
  Net investment income
     (loss)...................       $   (851)         $   4,953          $  (128)        $ (3,045)         $   (889)
  Capital gains distributions
     received.................              0                  0                0                0                 0
  Realized gain (loss) on
     shares redeemed..........             41                  0              138               26                57
  Net change in unrealized
     gain (loss) on
     investments..............         12,561                  0            1,754            5,596            20,038
                                     --------          ---------          -------         --------          --------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS...............         11,751              4,953            1,764            2,577            19,206
                                     --------          ---------          -------         --------          --------

CONTRACT OWNER TRANSACTIONS
  Contract owner net
     payments.................        274,910            825,228           36,902          932,758           256,996
  Surrenders, withdrawals and
     death benefits...........           (269)                 0             (273)               0              (285)
  Net transfers between other
     subaccounts or fixed rate
     option...................          4,045           (656,687)             289           32,376            16,872
  Withdrawal and other
     charges..................              0                  0                0                0                 0
                                     --------          ---------          -------         --------          --------

NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     CONTRACT OWNER
     TRANSACTIONS.............        278,686            168,541           36,918          965,134           273,583
                                     --------          ---------          -------         --------          --------

TOTAL INCREASE (DECREASE) IN
     NET ASSETS...............        290,437            173,494           38,682          967,711           292,789

NET ASSETS
  Beginning of period.........              0                  0                0                0                 0
                                     --------          ---------          -------         --------          --------
  End of period...............       $290,437          $ 173,494          $38,682         $967,711          $292,789
                                     ========          =========          =======         ========          ========

  Beginning units.............              0                  0                0                0                 0
                                     --------          ---------          -------         --------          --------
  Units issued................         27,770             81,826            5,410           93,888            26,997
  Units redeemed..............            (40)           (64,845)          (1,510)               0               (71)
                                     --------          ---------          -------         --------          --------
  Ending units................         27,730             16,981            3,900           93,888            26,926
                                     ========          =========          =======         ========          ========



   * Date subaccount became available for investment.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A40

                           SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------

AST INTERNATIONAL    GARTMORE GVIT DEVELOPING      AIM V.I. PREMIER EQUITY
 GROWTH PORTFOLIO             MARKETS                        FUND
-----------------    ------------------------    ---------------------------
   05/01/2006*       01/01/2006    3/14/2005*     01/01/2006      01/01/2005
        TO               TO            TO             TO              TO
    12/31/2006       12/31/2006    12/31/2005      4/28/2006      12/31/2005
   -----------       ----------    ----------    ------------    -----------



     $ (1,082)        $ (4,057)     $   (656)    $     74,195    $   (77,532)
            0           40,456         5,000                0              0

           69            6,682          (722)      (2,119,459)      (667,638)

       27,064           75,502        18,324        2,682,141      1,250,944
     --------         --------      --------     ------------    -----------



       26,051          118,583        21,946          636,877        505,774
     --------         --------      --------     ------------    -----------


      419,019          163,328        64,831            8,817         35,418

         (286)          (2,296)         (366)        (441,977)    (1,823,934)

        8,434          233,471        77,017      (12,854,020)      (390,118)
            0             (657)           (2)          (2,102)        (7,118)
     --------         --------      --------     ------------    -----------




      427,167          393,846       141,480      (13,289,282)    (2,185,752)
     --------         --------      --------     ------------    -----------


      453,218          512,429       163,426      (12,652,405)    (1,679,978)


            0          163,426             0       12,652,405     14,332,383
     --------         --------      --------     ------------    -----------
     $453,218         $675,855      $163,426     $          0    $12,652,405
     ========         ========      ========     ============    ===========

            0           13,541             0        8,898,082     10,502,551
     --------         --------      --------     ------------    -----------
       44,796           48,824        12,975           65,326        254,806
       (2,077)         (20,115)          566       (8,963,408)    (1,859,275)
     --------         --------      --------     ------------    -----------
       42,719           42,250        13,541                0      8,898,082
     ========         ========      ========     ============    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                       A41

                      NOTES TO THE FINANCIAL STATEMENTS OF
       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                DECEMBER 31, 2006

NOTE 1:    GENERAL

            Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"), a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Prudential's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Prudential may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One Enhanced, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners Plus Enhanced, Strategic Partners FlexElite, (collectively, "Strategic Partners"), Discovery Select and Discovery Choice Variable Annuity Contracts, (collectively, "Discovery Choice") are invested in the account. The Strategic Partners contract options differ based on the death benefit and other options selected by the contract owner. The Discovery Choice contract is considered Basic or Enhanced depending on the death benefit option that you choose, where the Enhanced contract offers a guaranteed minimum death benefit.

            Effective May 1, 2007, American Skandia Trust and American Skandia Investment Services, Inc. will be renamed Advanced Series Trust and AST Investment Services, Inc., respectively.

            The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are ninety-two subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, American Skandia Trust, (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "portfolios"). Investment options vary by contract. Options available which invest in a corresponding portfolio of the Series Fund are:



PRUDENTIAL SERIES FUND
----------------------
Money Market Portfolio        SP Prudential U.S. Emerging               AST Mid-Cap Value Portfolio
Diversified Bond Portfolio    Growth Portfolio                          AST Small Cap Value Portfolio
Equity Portfolio              SP Conservative Asset Allocation          AST Goldman Sachs Concentrated
Value Portfolio               Portfolio                                 Growth Portfolio
High Yield Bond Portfolio     SP Balanced Asset Allocation Portfolio    AST Goldman Sachs Mid-Cap
Stock Index Portfolio         SP Growth Asset Allocation Portfolio      Growth Portfolio
Global Portfolio              SP Aggressive Growth Asset Alloca-tion    AST Large-Cap Value Portfolio
Jennison Portfolio            Portfolio                                 AST Lord Abbett Bond Debenture
Small Capitalization Stock    SP International Growth Portfolio         Portfolio
Portfolio                     SP International Value Portfolio          AST Marsico Capital Growth
Jennison 20/20 Focus          AST AllianceBernstein Growth &            Portfolio
Portfolio                     Income Portfolio                          AST MFS Growth Portfolio
Diversified Conservative      AST American Century Income &             AST Neuberger Berman Mid-Cap
Growth                        Growth Portfolio                          Growth Portfolio
Portfolio                     AST American Century Strategic            AST Neuberger Berman Mid-Cap
SP Davis Value Portfolio      Balanced Portfolio                        Value Portfolio
SP T.Rowe Price Large-Cap     AST Cohen & Steers Realty                 AST PIMCO Limited Maturity
Growth Portfolio              AST Global Allocation Portfolio           Bond
SP Small Cap Value Portfolio  AST DeAm Large-Cap Value Portfolio        Portfolio
SP Small Cap Growth           AST DeAm Small-Cap Growth Portfolio       AST AllianceBernstein Core
Portfolio                     AST DeAm Small-Cap Value Portfolio        Value
SP PIMCO Total Return         AST High Yield Portfolio                  Portfolio
Portfolio                     AST Federated Aggressive Growth           AST AllianceBernstein Managed
SP PIMCO High Yield           Portfolio                                 Index 500 Portfolio
Portfolio                                                               AST T.Rowe Price Natural
SP Large Cap Value Portfolio                                            Resources Portfolio
SP AIM Core Equity Portfolio
SP Strategic Partners
Focused
Growth Portfolio
SP Mid Cap Growth Portfolio




                                       A42


AST T.Rowe Price Asset        AST PIMCO Total Return Bond Portfolio     FRANKLIN TEMPLETON FUNDS
Allocation                    AST International Value Portfolio         ------------------------
Portfolio                     AST International Growth Portfolio
AST MFS Global Equity                                                   Small-Mid Cap Growth
Portfolio                     AIM VARIABLE INSURANCE                    Securities Fund
AST JPMorgan International    ----------------------
Equity                                                                  GARTMORE GVIT
Portfolio                     AIM V.I. Core Equity Fund                 -------------
AST T.Rowe Price Global Bond
Portfolio                     ALLIANCE                                  Developing Markets
AST Aggressive Asset          --------
Allocation                                                              JANUS ASPEN SERIES
Portfolio                     AllianceBernstein Large Cap Growth        ------------------
AST Capital Growth Asset
Allocation Portfolio          AMERICAN CENTURY VARIABLE                 Large Cap Growth Portfolio --
AST Balanced Asset            -------------------------                 Institutional Shares
Allocation                                                              Large Cap Growth Portfolio-
Portfolio                     PORTFOLIOS                                Service
AST Conservative Asset        ----------                                Shares
Allocation                                                              International Growth
Portfolio                     Value Fund                                Portfolio --
AST Preservation Asset                                                  Institutional Shares
Allocation                    CREDIT SUISSE
Portfolio                     -------------                             MFS VARIABLE INSURANCE TRUST
AST First Trust Balanced                                                ----------------------------
Target                        Trust Global Small Cap
Portfolio                                                               Research Bond Series
AST First Trust Capital       DAVIS                                     Emerging Growth Series
Appreciation Target           -----
Portfolio                                                               OCC PREMIER VIT
AST Advanced Strategies       Davis Value Portfolio                     ---------------
Portfolio
AST T.Rowe Price Large-Cap    EVERGREEN VA                              Opcap Managed Portfolio
Growth Portfolio              ------------                              Opcap Small Cap Portfolio
AST Money Market
AST Small Cap Growth          Balanced Fund                             T. ROWE PRICE
Portfolio                     Growth Fund                               -------------
                              Omega Fund
                              Special Values Fund                       International Stock Portfolio
                              International Equity Fund                 Equity Income Portfolio
                              Fundamental Large Cap Fund


            The Series Funds are diversified open-ended management investment companies, and are managed by affiliates of Prudential.

            On May 1st, 2006, the following fund was merged into an existing fund. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in the year 2006 as a transfer in.


RETIRED PORTFOLIOS                 EXISTING PORTFOLIOS                 ASSETS MOVED
------------------                 -------------------                 ------------

AIM V.I. Premier Equity fund.....  AIM VI Core Equity Fund              $12,799,901




NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES
            The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

            Investments -- The investments in shares of the portfolios are stated at the net asset value of the respective portfolio, whose investment securities are stated at value.

            Security Transactions -- Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

            Dividend and Distributions Received -- Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.


                                       A43

NOTE 3:    TAXES

            Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life of New Jersey management will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 4:    PURCHASES AND SALES OF INVESTMENTS

            The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2006 were as follows:


                                                       PURCHASES        SALES
                                                      -----------   ------------


Prudential Money Market Portfolio...................  $11,079,530   $ (8,664,634)
Prudential Diversified Bond Portfolio...............  $   390,833   $ (8,375,337)
Prudential Equity Portfolio.........................  $   960,070   $ (6,115,759)
Prudential Value Portfolio..........................  $ 4,605,406   $ (6,955,417)
Prudential High Yield Bond Portfolio................  $   180,306   $ (4,274,735)
Prudential Stock Index Portfolio....................  $ 1,262,988   $ (8,378,316)
Prudential Global Portfolio.........................  $   776,416   $ (1,534,056)
Prudential Jennison Portfolio.......................  $ 1,348,259   $ (8,532,798)
Prudential Small Capitalization Stock Portfolio.....  $   286,806   $ (2,334,094)
T. Rowe Price International Stock Portfolio.........  $   342,538   $   (810,174)
T. Rowe Price Equity Income Portfolio...............  $   654,285   $ (3,409,335)
Premier VIT OpCap Managed Portfolio.................  $   189,813   $ (2,933,801)
Premier VIT OpCap Small Cap Portfolio...............  $   317,213   $ (2,333,354)
AIM V.I. Core Equity Fund...........................  $12,834,191   $ (3,024,628)
Janus Aspen Large Cap Growth -- Institutional
  Shares............................................  $   185,457   $ (2,071,336)
Janus Aspen International Growth
  Portfolio -- Institutional Shares.................  $   783,135   $ (3,841,691)
MFS VIT -- Research Bond Series.....................  $   146,204   $   (805,847)
MFS Emerging Growth Series..........................  $   119,254   $ (2,034,806)
Credit Suisse Trust Global Small Cap................  $   232,706   $   (567,011)
American Century VP Value Fund......................  $   154,490   $ (1,092,783)
Franklin Small-Mid Cap Growth Securities............  $   208,857   $ (1,421,011)
Prudential Jennison 20/20 Focus Portfolio...........  $   910,024   $ (1,471,076)
Prudential Diversified Conservative Growth
  Portfolio.........................................  $   424,919   $ (1,712,470)
Davis Value Portfolio...............................  $   614,462   $ (1,492,845)
AllianceBernstein Large Cap Growth..................  $   125,757   $   (306,784)
Prudential SP T.Rowe Price Large Cap Growth
  Portfolio.........................................  $   200,159   $   (238,790)
Prudential SP Davis Value Portfolio.................  $ 1,226,322   $ (1,302,142)
Prudential SP Small-Cap Value Portfolio.............  $ 5,763,979   $ (2,685,897)
Prudential SP Small Cap Growth Portfolio............  $   324,923   $   (308,515)
Prudential SP PIMCO Total Return Portfolio..........  $ 2,640,762   $ (6,337,328)
Prudential SP PIMCO High Yield Portfolio............  $ 2,618,512   $ (1,909,827)
Janus Aspen Large Cap Growth Portfolio -- Service
  Shares............................................  $ 2,436,533   $   (540,572)
Prudential SP Large Cap Value Portfolio.............  $   129,527   $ (1,015,534)
Prudential SP AIM Core Equity Portfolio.............  $    50,277   $   (120,099)
Prudential SP Strategic Partners Focused Growth
  Portfolio.........................................  $   362,604   $   (219,934)
Prudential SP Mid Cap Growth Portfolio..............  $   438,172   $   (750,299)
SP Prudential U.S. Emerging Growth Portfolio........  $ 3,456,234   $ (1,667,664)
Prudential SP Conservative Asset Allocation
  Portfolio.........................................  $ 1,713,946   $ (4,125,603)
Prudential SP Balanced Asset Allocation Portfolio...  $ 6,117,316   $(10,061,592)
Prudential SP Growth Asset Allocation Portfolio.....  $ 5,265,559   $ (8,293,624)
Prudential SP Aggressive Growth Asset Allocation
  Portfolio.........................................  $   495,040   $   (585,396)
Prudential SP International Growth Portfolio........  $ 1,171,728   $   (958,154)
Prudential SP International Value Portfolio.........  $ 2,235,475   $ (1,055,229)
Evergreen VA Balanced Fund..........................  $        --   $       (256)
Evergreen VA Growth Fund............................  $        --   $       (215)

                                       A44

                                                       PURCHASES        SALES
                                                      -----------   ------------

Evergreen VA Omega Fund.............................  $    12,992   $   (115,891)
Evergreen VA Special Values Fund....................  $    13,851   $    (27,907)
Evergreen International Equity Fund.................  $    27,933   $    (36,240)
Evergreen VA Fundamental Large Cap Fund.............  $     3,734   $    (11,844)
AST AllianceBernstein Growth & Income Portfolio.....  $   214,316   $    (30,110)
AST American Century Income & Growth Portfolio......  $   188,902   $    (43,739)
AST American Century Strategic Balanced Portfolio...  $   277,382   $   (201,612)
AST Cohen & Steers Realty Portfolio.................  $   597,134   $   (138,556)
AST Global Allocation Portfolio.....................  $    11,696   $       (558)
AST DeAm Large-Cap Value Portfolio..................  $   546,355   $    (28,934)
AST DeAm Small-Cap Growth Portfolio.................  $    64,242   $    (40,095)
AST DeAm Small-Cap Value Portfolio..................  $   119,711   $    (35,417)
AST High Yield Portfolio............................  $   486,466   $    (62,655)
AST Federated Aggressive Growth Portfolio...........  $   288,623   $    (83,918)
AST Mid-Cap Value Portfolio.........................  $   184,419   $    (18,297)
AST Small-Cap Value Portfolio.......................  $   374,061   $    (42,418)
AST Goldman Sachs Concentrated Growth Portfolio.....  $   307,392   $    (19,382)
AST Goldman Sachs Mid-Cap Growth Portfolio..........  $   192,440   $    (55,597)
AST Large-Cap Value Portfolio.......................  $   474,805   $    (74,098)
AST Lord Abbett Bond-Debenture Portfolio............  $   371,734   $    (93,810)
AST Marsico Capital Growth Portfolio................  $   917,015   $   (349,166)
AST MFS Growth Portfolio............................  $   210,960   $     (8,588)
AST Neuberger Berman Mid-Cap Growth Portfolio.......  $   459,537   $    (87,999)
AST Neuberger Berman Mid-Cap Value Portfolio........  $   495,054   $   (111,257)
AST PIMCO Limited Maturity Bond Portfolio...........  $   465,964   $   (129,483)
AST AllianceBernstein Core Value Portfolio..........  $   136,046   $    (13,769)
AST AllianceBernstein Managed Index 500.............  $   191,544   $     (3,316)
AST T. Rowe Price Natural Resources Portfolio.......  $ 1,555,661   $   (295,688)
AST T. Rowe Price Asset Allocation Portfolio........  $   615,460   $    (32,767)
AST MFS Global Equity Portfolio.....................  $   293,268   $    (98,122)
AST JPMorgan International Equity Portfolio.........  $   828,100   $   (264,445)
AST T. Rowe Price Global Bond Portfolio.............  $   368,062   $    (54,101)
AST Aggressive Asset Allocation Portfolio...........  $ 2,098,691   $   (152,316)
AST Capital Growth Asset Allocation Portfolio.......  $45,963,067   $ (7,028,295)
AST Balanced Asset Allocation Portfolio.............  $61,572,209   $ (6,570,049)
AST Conservative Asset Allocation Portfolio.........  $22,309,204   $ (3,515,809)
AST Preservation Asset Allocation Portfolio.........  $ 6,458,747   $ (2,485,218)
AST First Trust Balanced Target Portfolio...........  $ 3,745,496   $   (391,980)
AST First Trust Capital Appreciation Target
  Portfolio.........................................  $ 3,663,720   $   (353,907)
AST Advanced Strategies Portfolio...................  $ 5,690,601   $ (1,084,847)
AST T. Rowe Price Large-Cap Growth Portfolio........  $   278,917   $     (1,083)
AST Money Market Portfolio..........................  $   825,211   $   (658,925)
AST Small-Cap Growth Portfolio......................  $    43,443   $     (6,654)
AST Pimco Total Return Bond Portfolio...............  $   964,507   $     (2,417)
AST International Value Portfolio...................  $   274,232   $     (1,538)
AST International Growth Portfolio..................  $   427,762   $     (1,677)
Gartmore GVIT Developing Markets....................  $   659,962   $   (272,648)
AIM V.I. Premier Equity Fund........................  $    10,848   $(13,358,439)




NOTE 5:    RELATED PARTY TRANSACTIONS

            Prudential and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

            The Series Funds have management agreements with Prudential Investment LLC ("PI") and American Skandia Investment Services, Inc, indirect, wholly-owned subsidiaries of Prudential (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the

                                       A45

SUBADVISORS' PERFORMANCE OF SUCH SERVICES. THE INVESTMENT MANAGERS ENTERED INTO SUBADVISORY AGREEMENTS WITH SEVERAL SUBADVISORS, INCLUDING PRUDENTIAL INVESTMENT MANAGEMENT, INC. AND JENNISON ASSOCIATES LLC, WHICH ARE INDIRECT, WHOLLY-OWNED SUBSIDIARIES OF PRUDENTIAL.

            The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of Prudential, which acts as the distributor of the Class I and Class II shares of the Series Fund.

            The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio's average daily net assets.

NOTE 6:    FINANCIAL HIGHLIGHTS

            Pruco Life of New Jersey sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

            The following table was developed by determining which products offered by Pruco Life of New Jersey and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding throughout the respective periods were considered when determining the lowest and expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.


                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                             PRUDENTIAL MONEY MARKET PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         18,744    1.02005    to    1.30893  $21,912      4.66%   1.35%    to     1.80%     2.93%    to    3.35%
December 31, 2005         16,041    0.99102    to    1.26691  $18,538      2.83%   1.35%    to     1.80%     1.08%    to    1.54%
December 31, 2004         20,180    0.98039    to    1.24840  $23,123      1.01%   1.35%    to     1.80%    -0.78%    to   -0.33%
December 31, 2003         23,421    0.98810    to    1.25286  $27,702      0.86%   1.35%    to     1.80%    -0.94%    to   -0.51%
December 31, 2002         34,850    1.00991    to    1.25977  $41,500      1.51%   1.35%    to     1.65%    -0.12%    to    0.17%

                                                           PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         24,019    1.38043    to    1.64793  $39,488      4.85%   1.35%    to     1.65%     3.28%    to    3.59%
December 31, 2005         28,661    1.33655    to    1.59160  $45,524      5.25%   1.35%    to     1.65%     1.61%    to    1.91%
December 31, 2004         32,767    1.31540    to    1.56260  $51,105      4.39%   1.35%    to     1.65%     3.87%    to    4.18%
December 31, 2003         37,311    1.26643    to    1.50079  $55,872      4.01%   1.35%    to     1.65%     5.73%    to    6.05%
December 31, 2002         41,855    1.19774    to    1.41582  $59,121     11.65%   1.35%    to     1.65%     5.34%    to    5.64%

                                                                PRUDENTIAL EQUITY PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         21,283    1.23731    to    2.08496  $42,042      1.06%   1.35%    to     1.80%    10.59%    to   11.08%
December 31, 2005         23,619    1.11720    to    1.87806  $42,334      0.97%   1.35%    to     1.80%     9.50%    to    9.98%
December 31, 2004         25,261    1.01871    to    1.70828  $41,804      1.24%   1.35%    to     1.80%     7.98%    to    8.46%
December 31, 2003         27,122    0.94205    to    1.57580  $41,946      0.99%   1.35%    to     1.65%    29.51%    to   29.90%
December 31, 2002         29,120    0.72737    to    1.21384  $35,149      0.84%   1.35%    to     1.65%   -23.60%    to  -23.38%

                                                                PRUDENTIAL VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         20,496    1.54375    to    2.96458  $51,890      1.47%   1.35%    to     1.80%    17.83%    to   18.35%
December 31, 2005         20,451    1.31000    to    2.50630  $45,457      1.39%   1.35%    to     1.80%    14.60%    to   15.11%
December 31, 2004         20,354    1.14140    to    2.17838  $40,694      1.40%   1.35%    to     1.80%    14.25%    to   14.76%
December 31, 2003         18,950    0.99748    to    1.89915  $34,773      1.57%   1.35%    to     1.80%    25.81%    to   26.37%
December 31, 2002         20,406    0.79168    to    1.50369  $30,173      1.32%   1.35%    to     1.65%   -23.24%    to  -23.00%

                                       A46

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                           PRUDENTIAL HIGH YIELD BOND PORTFOLIO


December 31, 2006         12,641    1.34263    to    1.66129  $20,981      7.74%   1.35%    to     1.65%     8.44%    to    8.77%
December 31, 2005         15,051    1.23810    to    1.52788  $22,971      6.77%   1.35%    to     1.65%     1.74%    to    2.01%
December 31, 2004         17,740    1.21693    to    1.49829  $26,555      7.28%   1.35%    to     1.65%     8.52%    to    8.84%
December 31, 2003         19,799    1.12137    to    1.37730  $27,247      8.33%   1.35%    to     1.65%    23.00%    to   23.37%
December 31, 2002         22,383    0.91166    to    1.11685  $24,979     17.74%   1.35%    to     1.65%    -0.15%    to    0.18%

                                                             PRUDENTIAL STOCK INDEX PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         29,657    0.96910    to    2.16530  $55,272      1.58%   1.35%    to     1.75%    13.56%    to   14.02%
December 31, 2005         32,972    0.85200    to    1.90012  $54,609      1.49%   1.35%    to     1.75%     2.75%    to    3.14%
December 31, 2004         34,831    0.82814    to    1.84300  $57,162      1.62%   1.35%    to     1.75%     8.55%    to    8.98%
December 31, 2003         34,885    0.76179    to    1.69204  $54,006      1.44%   1.35%    to     1.65%    26.10%    to   26.48%
December 31, 2002         35,111    0.60378    to    1.33841  $44,387      1.22%   1.35%    to     1.65%   -23.45%    to  -23.23%

                                                                PRUDENTIAL GLOBAL PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          6,860    1.00233    to    2.13726  $12,725      0.64%   1.35%    to     1.80%    17.53%    to   18.05%
December 31, 2005          7,150    0.85110    to    1.81132  $11,331      0.60%   1.35%    to     1.80%    14.01%    to   14.53%
December 31, 2004          7,323    0.74506    to    1.58248  $10,248      0.99%   1.35%    to     1.80%     7.65%    to    8.13%
December 31, 2003          7,208    0.69073    to    1.46429  $ 9,537      0.37%   1.35%    to     1.65%    31.88%    to   32.28%
December 31, 2002          7,196    0.52344    to    1.10749  $ 7,433      1.06%   1.35%    to     1.65%   -26.36%    to  -26.15%

                                                               PRUDENTIAL JENNISON PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         25,858    0.69691    to    1.98290  $44,625      0.28%   1.35%    to     1.80%    -0.01%    to    0.44%
December 31, 2005         29,303    0.69559    to    1.97537  $51,213      0.10%   1.35%    to     1.80%    12.54%    to   13.05%
December 31, 2004         33,127    0.61691    to    1.74849  $51,827      0.45%   1.35%    to     1.80%     7.69%    to    8.18%
December 31, 2003         36,097    0.57165    to    1.61723  $52,789      0.26%   1.35%    to     1.65%    28.13%    to   28.53%
December 31, 2002         37,205    0.44585    to    1.25897  $43,711      0.20%   1.35%    to     1.65%   -32.08%    to  -31.87%

                                                      PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          3,850    2.10323    to    2.65787  $10,200      0.55%   1.35%    to     1.65%    12.81%    to   13.15%
December 31, 2005          4,606    1.86435    to    2.35028  $10,791      0.59%   1.35%    to     1.65%     5.52%    to    5.83%
December 31, 2004          5,059    1.76674    to    2.22179  $11,208      0.59%   1.35%    to     1.65%    20.06%    to   20.42%
December 31, 2003          5,173    1.47156    to    1.84609  $ 9,528      0.46%   1.35%    to     1.65%    36.02%    to   36.42%
December 31, 2002          6,136    1.08184    to    1.35384  $ 8,288      0.88%   1.35%    to     1.65%   -16.30%    to  -16.05%

                                                        T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,507    1.14486    to    1.54392  $ 3,864      1.14%   1.35%    to     1.65%    17.17%    to   17.51%
December 31, 2005          2,807    0.97711    to    1.31451  $ 3,684      1.62%   1.35%    to     1.65%    14.16%    to   14.49%
December 31, 2004          2,979    0.85590    to    1.14869  $ 3,416      1.09%   1.35%    to     1.65%    11.92%    to   12.27%
December 31, 2003          3,236    0.76471    to    1.02374  $ 3,306      1.22%   1.35%    to     1.65%    28.40%    to   28.77%
December 31, 2002          4,903    0.59558    to    0.79531  $ 3,609      0.89%   1.35%    to     1.65%   -19.61%    to  -19.39%

                                                           T. ROWE PRICE EQUITY INCOME PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          6,260    1.54295    to    2.36313  $14,668      1.55%   1.35%    to     1.65%    17.03%    to   17.39%
December 31, 2005          7,461    1.31837    to    2.01408  $14,903      1.54%   1.35%    to     1.65%     2.23%    to    2.54%
December 31, 2004          8,341    1.28960    to    1.96512  $16,263      1.56%   1.35%    to     1.65%    13.05%    to   13.39%
December 31, 2003          9,103    1.14069    to    1.73402  $15,629      1.69%   1.35%    to     1.65%    23.46%    to   23.83%
December 31, 2002         10,042    0.92390    to    1.40102  $13,970      1.60%   1.35%    to     1.65%   -14.53%    to  -14.28%

                                                            PREMIER VIT OPCAP MANAGED PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          8,463    1.18165    to    1.70043  $14,367      1.79%   1.35%    to     1.65%     7.87%    to    8.20%
December 31, 2005         10,030    1.09540    to    1.57237  $15,748      1.21%   1.35%    to     1.65%     3.58%    to    3.89%
December 31, 2004         11,525    1.05759    to    1.51433  $17,431      1.50%   1.35%    to     1.65%     8.97%    to    9.29%
December 31, 2003         12,855    0.97053    to    1.38628  $17,801      1.85%   1.35%    to     1.65%    19.77%    to   20.12%
December 31, 2002         14,620    0.81033    to    1.15460  $16,864      2.05%   1.35%    to     1.65%   -18.23%    to  -17.99%

                                                           PREMIER VIT OPCAP SMALL CAP PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          3,603    2.37865    to    2.55214  $ 9,189      0.00%   1.35%    to     1.65%    22.07%    to   22.43%
December 31, 2005          4,416    1.94860    to    2.08553  $ 9,206      0.00%   1.35%    to     1.65%    -1.56%    to   -1.27%
December 31, 2004          5,252    1.97949    to    2.11349  $11,096      0.05%   1.35%    to     1.65%    15.97%    to   16.31%
December 31, 2003          5,899    1.70696    to    1.81797  $10,721      0.05%   1.35%    to     1.65%    40.34%    to   40.76%
December 31, 2002          6,466    1.21632    to    1.29217  $ 8,354     11.52%   1.35%    to     1.65%   -22.91%    to  -22.68%

                                       A47

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                                 AIM V.I. CORE EQUITY FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         11,153    0.95952    to    1.80467  $20,015      0.67%   1.35%    to     1.65%    14.81%    to   15.16%
December 31, 2005          5,087    0.83573    to    1.56803  $ 7,967      1.45%   1.35%    to     1.65%     3.61%    to    3.91%
December 31, 2004          5,864    0.80658    to    1.50970  $ 8,840      0.94%   1.35%    to     1.65%     7.19%    to    7.52%
December 31, 2003          6,768    0.75247    to    1.40486  $ 9,494      0.99%   1.35%    to     1.65%    22.40%    to   22.75%
December 31, 2002          7,670    0.61477    to    1.14498  $ 8,771      0.31%   1.35%    to     1.65%   -16.95%    to  -16.70%

                                                   JANUS ASPEN LARGE CAP GROWTH -- INSTITUTIONAL SHARES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          7,545    0.77290    to    1.58878  $11,889      0.48%   1.35%    to     1.65%     9.57%    to    9.91%
December 31, 2005          8,703    0.70539    to    1.44650  $12,497      0.33%   1.35%    to     1.65%     2.60%    to    2.90%
December 31, 2004         10,179    0.68751    to    1.40646  $14,208      0.14%   1.35%    to     1.65%     2.81%    to    3.13%
December 31, 2003         11,699    0.66870    to    1.36461  $15,849      0.09%   1.35%    to     1.65%    29.57%    to   29.96%
December 31, 2002         13,505    0.51608    to    1.05047  $14,096      0.00%   1.35%    to     1.65%   -27.71%    to  -27.49%

                                            JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO -- INSTITUTIONAL SHARES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          6,794    1.95154    to    3.47954  $23,446      1.95%   1.35%    to     1.65%    44.65%    to   45.08%
December 31, 2005          7,749    1.34919    to    2.39973  $18,434      1.19%   1.35%    to     1.65%    30.16%    to   30.54%
December 31, 2004          9,206    1.03659    to    1.83930  $16,793      0.90%   1.35%    to     1.65%    17.02%    to   17.35%
December 31, 2003         10,518    0.88582    to    1.56797  $16,347      1.22%   1.35%    to     1.65%    32.73%    to   33.12%
December 31, 2002         12,091    0.66739    to    1.17846  $14,127      0.85%   1.35%    to     1.65%   -26.80%    to  -26.57%

                                                              MFS VIT -- RESEARCH BOND SERIES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,230    0.99783    to    1.59906  $ 3,562      0.52%   1.40%    to     1.65%     8.69%    to    8.95%
December 31, 2005          2,641    0.91808    to    1.46772  $ 3,874      0.49%   1.40%    to     1.65%     6.06%    to    6.32%
December 31, 2004          3,151    0.86562    to    1.38048  $ 4,348      1.08%   1.40%    to     1.65%    13.97%    to   14.24%
December 31, 2003          3,644    0.75952    to    1.20836  $ 4,401      0.69%   1.40%    to     1.65%    22.68%    to   22.98%
December 31, 2002          4,283    0.61911    to    0.98255  $ 4,206      0.35%   1.40%    to     1.65%   -25.77%    to  -25.58%

                                                                MFS EMERGING GROWTH SERIES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          7,280    0.80244    to    1.47914  $10,745      0.00%   1.35%    to     1.65%     6.16%    to    6.45%
December 31, 2005          8,519    0.75590    to    1.39011  $11,821      0.00%   1.35%    to     1.65%     7.43%    to    7.75%
December 31, 2004          9,970    0.70362    to    1.29091  $12,847      0.00%   1.35%    to     1.65%    11.13%    to   11.46%
December 31, 2003         11,293    0.63317    to    1.15881  $13,059      0.00%   1.35%    to     1.65%    28.12%    to   28.49%
December 31, 2002         12,633    0.49421    to    0.90235  $11,375      0.00%   1.35%    to     1.65%   -34.84%    to  -34.64%

                                                           CREDIT SUISSE TRUST GLOBAL SMALL CAP
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          1,878    1.08635    to    1.43500  $ 2,694      0.00%   1.35%    to     1.65%    11.39%    to   11.70%
December 31, 2005          2,102    0.97531    to    1.28530  $ 2,701      0.00%   1.35%    to     1.65%    14.26%    to   14.59%
December 31, 2004          2,360    0.85361    to    1.12210  $ 2,648      0.00%   1.35%    to     1.65%    16.07%    to   16.42%
December 31, 2003          2,671    0.73541    to    0.96436  $ 2,575      0.00%   1.35%    to     1.65%    45.26%    to   45.68%
December 31, 2002          4,636    0.50628    to    0.66230  $ 2,811      0.00%   1.35%    to     1.65%   -35.22%    to  -35.03%

                                                              AMERICAN CENTURY VP VALUE FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,607    1.86028    to    2.22761  $ 5,786      1.41%   1.35%    to     1.65%    16.73%    to   17.08%
December 31, 2005          3,039    1.59361    to    1.90364  $ 5,766      0.91%   1.35%    to     1.65%     3.33%    to    3.63%
December 31, 2004          3,504    1.54228    to    1.83772  $ 6,421      1.03%   1.35%    to     1.65%    12.49%    to   12.81%
December 31, 2003          3,736    1.37107    to    1.62974  $ 6,078      1.11%   1.35%    to     1.65%    26.87%    to   27.23%
December 31, 2002          4,394    1.08073    to    1.28151  $ 5,612      0.91%   1.35%    to     1.65%   -14.04%    to  -13.79%

                                                         FRANKLIN SMALL-MID CAP GROWTH SECURITIES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,761    0.99775    to    1.70655  $ 4,654      0.00%   1.35%    to     1.65%     6.93%    to    7.25%
December 31, 2005          3,462    0.93308    to    1.59202  $ 5,456      0.00%   1.35%    to     1.65%     3.08%    to    3.40%
December 31, 2004          4,098    0.90516    to    1.54056  $ 6,243      0.00%   1.35%    to     1.65%     9.66%    to    9.99%
December 31, 2003          4,536    0.82539    to    1.40143  $ 6,266      0.00%   1.35%    to     1.65%    35.01%    to   35.41%
December 31, 2002          5,005    0.61134    to    1.03547  $ 5,103      0.25%   1.35%    to     1.65%   -29.84%    to  -29.63%

                                                         PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          4,519    1.54401    to    1.61949  $ 7,315      0.41%   1.35%    to     1.65%    12.28%    to   12.61%
December 31, 2005          4,825    1.37511    to    1.43892  $ 6,939      0.25%   1.35%    to     1.65%    19.62%    to   19.98%
December 31, 2004          5,298    1.14958    to    1.20003  $ 6,354      0.10%   1.35%    to     1.65%    14.05%    to   14.39%
December 31, 2003          5,572    1.00792    to    1.04952  $ 5,845      0.22%   1.35%    to     1.65%    27.20%    to   27.59%
December 31, 2002          6,206    0.79236    to    0.82304  $ 5,106      0.02%   1.35%    to     1.65%   -23.51%    to  -23.28%

                                       A48

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                   PRUDENTIAL DIVERSIFIED CONSERVATIVE GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          5,446    1.40304    to    1.43284  $ 7,753      3.34%   1.35%    to     1.65%     5.19%    to    5.51%
December 31, 2005          6,305    1.33377    to    1.35805  $ 8,513      3.02%   1.35%    to     1.65%     5.30%    to    5.62%
December 31, 2004          7,366    1.26658    to    1.28576  $ 9,420      3.11%   1.35%    to     1.65%     7.79%    to    8.11%
December 31, 2003          8,112    1.17504    to    1.18932  $ 9,602      4.59%   1.35%    to     1.65%    19.61%    to   19.95%
December 31, 2002          9,257    0.98242    to    0.99155  $ 9,139      0.22%   1.35%    to     1.65%    -8.61%    to   -8.34%

                                                                   DAVIS VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          4,736    1.23605    to    1.26051  $ 5,949      0.73%   1.35%    to     1.65%    13.13%    to   13.48%
December 31, 2005          5,419    1.09258    to    1.11081  $ 6,001      0.95%   1.35%    to     1.65%     7.67%    to    7.99%
December 31, 2004          5,858    1.01470    to    1.02858  $ 6,011      0.84%   1.35%    to     1.65%    10.51%    to   10.85%
December 31, 2003          5,826    0.91822    to    0.92794  $ 5,397      0.76%   1.35%    to     1.65%    27.67%    to   28.01%
December 31, 2002          5,969    0.71923    to    0.72488  $ 4,321      0.73%   1.35%    to     1.65%   -17.62%    to  -17.37%

                                                            ALLIANCEBERNSTEIN LARGE CAP GROWTH
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          1,273    0.62974    to    0.64277  $   815      0.00%   1.35%    to     1.65%    -2.26%    to   -1.95%
December 31, 2005          1,549    0.64427    to    0.65558  $ 1,012      0.00%   1.35%    to     1.65%    12.98%    to   13.30%
December 31, 2004          1,611    0.57025    to    0.57864  $   930      0.00%   1.35%    to     1.65%     6.60%    to    6.91%
December 31, 2003          1,880    0.53496    to    0.54123  $ 1,015      0.00%   1.35%    to     1.65%    21.34%    to   21.74%
December 31, 2002          2,147    0.44088    to    0.44458  $   953      0.00%   1.35%    to     1.65%   -31.97%    to  -31.75%

                                                   PRUDENTIAL SP T.ROWE PRICE LARGE CAP GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,717    0.73953    to    1.48086  $ 3,146      0.00%   1.40%    to     1.80%     4.04%    to    4.46%
December 31, 2005          2,696    0.70931    to    1.41770  $ 3,004      0.00%   1.40%    to     1.80%    14.44%    to   14.89%
December 31, 2004          2,633    0.61862    to    1.23406  $ 2,494      0.00%   1.40%    to     1.80%     4.23%    to    4.65%
December 31, 2003          1,821    0.59231    to    0.94778  $ 1,424      0.00%   1.40%    to     1.80%    21.68%    to   22.14%
December 31, 2002          1,062    0.48575    to    0.59753  $   531      0.00%   1.40%    to     1.65%   -32.31%    to  -32.14%

                                                            PRUDENTIAL SP DAVIS VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         11,247    1.27474    to    1.69738  $17,073      0.78%   1.40%    to     1.80%    12.99%    to   13.44%
December 31, 2005         11,154    1.12592    to    1.49631  $14,918      0.86%   1.40%    to     1.80%     7.58%    to    8.02%
December 31, 2004          9,576    1.04459    to    1.38531  $11,620      0.37%   1.40%    to     1.80%    10.54%    to   10.98%
December 31, 2003          6,374    0.94309    to    1.08521  $ 6,579      0.43%   1.40%    to     1.80%    27.13%    to   27.63%
December 31, 2002          3,812    0.74041    to    0.76511  $ 2,838      0.01%   1.40%    to     1.65%   -17.07%    to  -16.86%

                                                          PRUDENTIAL SP SMALL-CAP VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         14,248    1.39567    to    1.79078  $24,764      0.47%   1.35%    to     1.80%    12.59%    to   13.08%
December 31, 2005         12,328    1.23963    to    1.58443  $18,844      0.50%   1.35%    to     1.80%     2.77%    to    3.22%
December 31, 2004         10,478    1.20621    to    1.53570  $15,445      0.15%   1.35%    to     1.80%    18.55%    to   19.07%
December 31, 2003          5,282    1.01747    to    1.24988  $ 6,380      0.03%   1.35%    to     1.80%    30.75%    to   31.34%
December 31, 2002          3,474    0.84333    to    0.95217  $ 3,121      0.72%   1.35%    to     1.65%   -15.77%    to  -15.52%

                                                         PRUDENTIAL SP SMALL CAP GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,733    0.67363    to    1.42492  $ 3,011      0.00%   1.35%    to     1.80%    10.41%    to   10.90%
December 31, 2005          2,653    0.60904    to    1.28565  $ 2,664      0.00%   1.35%    to     1.80%     0.66%    to    1.12%
December 31, 2004          2,352    0.60385    to    1.27212  $ 2,264      0.00%   1.35%    to     1.80%    -2.68%    to   -2.24%
December 31, 2003          1,333    0.61913    to    1.01108  $ 1,061      0.00%   1.35%    to     1.80%    32.34%    to   32.92%
December 31, 2002            831    0.46689    to    0.63795  $   424      0.00%   1.35%    to     1.65%   -31.40%    to  -31.19%

                                                        PRUDENTIAL SP PIMCO TOTAL RETURN PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         34,652    1.10710    to    1.35502  $41,442      4.22%   1.35%    to     1.80%     1.83%    to    2.30%
December 31, 2005         37,150    1.08636    to    1.32513  $43,643      4.76%   1.35%    to     1.80%     0.56%    to    1.03%
December 31, 2004         30,932    1.07941    to    1.31224  $36,696      1.94%   1.35%    to     1.80%     3.43%    to    3.89%
December 31, 2003         23,028    1.16478    to    1.26394  $27,420      2.47%   1.35%    to     1.65%     4.14%    to    4.45%
December 31, 2002         17,328    1.11848    to    1.21092  $20,171      3.20%   1.35%    to     1.65%     7.61%    to    7.93%

                                                         PRUDENTIAL SP PIMCO HIGH YIELD PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         12,247    1.37817    to    1.48318  $17,521      7.35%   1.40%    to     1.80%     7.58%    to    8.02%
December 31, 2005         11,538    1.28102    to    1.37312  $15,322      6.64%   1.40%    to     1.80%     2.21%    to    2.61%
December 31, 2004          8,864    1.25337    to    1.33818  $11,517      7.17%   1.40%    to     1.80%     7.39%    to    7.81%
December 31, 2003          4,059    1.16713    to    1.24124  $ 4,946      6.84%   1.40%    to     1.80%    20.26%    to   20.74%
December 31, 2002          1,975    0.99726    to    1.02813  $ 2,015      8.92%   1.40%    to     1.65%    -1.49%    to   -1.24%

                                       A49

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                 JANUS ASPEN LARGE CAP GROWTH PORTFOLIO -- SERVICE SHARES
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          2,952    0.65754    to    1.43985  $ 3,910      0.34%   1.40%    to     1.75%     9.22%    to    9.60%
December 31, 2005          1,561    0.60115    to    1.31370  $ 1,739      0.13%   1.40%    to     1.75%     2.23%    to    2.59%
December 31, 2004          1,557    0.58726    to    1.28061  $ 1,654      0.00%   1.40%    to     1.75%     2.41%    to    2.77%
December 31, 2003            755    0.57259    to    0.73210  $   568      0.00%   1.40%    to     1.60%    29.40%    to   29.69%
December 31, 2002            489    0.44250    to    0.56521  $   222      0.00%   1.40%    to     1.60%   -27.87%    to  -27.72%

                                                          PRUDENTIAL SP LARGE CAP VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          4,382    1.34067    to    1.73324  $ 6,711      1.29%   1.35%    to     1.80%    16.39%    to   16.89%
December 31, 2005          4,963    1.15025    to    1.48345  $ 6,500      0.84%   1.35%    to     1.80%     4.76%    to    5.24%
December 31, 2004          4,543    1.09631    to    1.41041  $ 5,563      0.76%   1.35%    to     1.80%    15.67%    to   16.19%
December 31, 2003          3,471    0.94638    to    1.04013  $ 3,494      0.00%   1.35%    to     1.65%    24.71%    to   25.07%
December 31, 2002          2,521    0.75888    to    0.77601  $ 1,942      1.32%   1.35%    to     1.65%   -17.73%    to  -17.49%

                                                          PRUDENTIAL SP AIM CORE EQUITY PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          1,573    0.81701    to    1.51572  $ 1,732      0.92%   1.40%    to     1.75%    14.06%    to   14.46%
December 31, 2005          1,618    0.71523    to    1.32432  $ 1,558      1.00%   1.40%    to     1.75%     2.83%    to    3.19%
December 31, 2004          1,570    0.69448    to    1.28343  $ 1,437      0.43%   1.40%    to     1.75%     6.92%    to    7.30%
December 31, 2003          1,090    0.64861    to    0.85787  $   793      0.32%   1.40%    to     1.65%    21.69%    to   21.98%
December 31, 2002            826    0.53285    to    0.70328  $   453      0.00%   1.40%    to     1.65%   -16.58%    to  -16.38%

                                                 PRUDENTIAL SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          1,791    0.72531    to    1.44859  $ 2,025      0.00%   1.35%    to     1.80%    -2.41%    to   -1.98%
December 31, 2005          1,649    0.74182    to    1.47863  $ 1,895      0.00%   1.35%    to     1.80%    13.12%    to   13.61%
December 31, 2004          1,403    0.65454    to    1.30209  $ 1,308      0.00%   1.35%    to     1.80%     8.63%    to    9.11%
December 31, 2003          1,049    0.60141    to    0.78517  $   755      0.00%   1.35%    to     1.65%    23.83%    to   24.16%
December 31, 2002            726    0.48552    to    0.63237  $   371      0.00%   1.35%    to     1.65%   -26.47%    to  -26.26%

                                                          PRUDENTIAL SP MID CAP GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          5,977    0.64927    to    1.58504  $ 6,527      0.00%   1.35%    to     1.80%    -3.67%    to   -3.25%
December 31, 2005          6,188    0.67270    to    1.63898  $ 6,979      0.00%   1.35%    to     1.80%     3.41%    to    3.84%
December 31, 2004          4,158    0.64925    to    1.57888  $ 4,028      0.00%   1.40%    to     1.80%    17.43%    to   17.91%
December 31, 2003          3,011    0.55177    to    0.59620  $ 1,995      0.00%   1.40%    to     1.65%    37.83%    to   38.20%
December 31, 2002          1,602    0.40007    to    0.43161  $   660      0.00%   1.40%    to     1.65%   -47.19%    to  -47.07%

                                                       SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          7,525    0.94423    to    2.05363  $12,332      0.00%   1.35%    to     1.80%     7.65%    to    8.13%
December 31, 2005          6,567    0.87543    to    1.90014  $ 9,620      0.00%   1.35%    to     1.80%    15.70%    to   16.21%
December 31, 2004          5,270    0.75197    to    1.63587  $ 6,538      0.00%   1.35%    to     1.80%    19.25%    to   19.78%
December 31, 2003          3,234    0.63000    to    0.82176  $ 2,701      0.00%   1.35%    to     1.65%    39.78%    to   40.20%
December 31, 2002          1,567    0.45191    to    0.58614  $   762      0.00%   1.35%    to     1.65%   -33.19%    to  -32.98%

                                                   PRUDENTIAL SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         19,203    1.24461    to   11.14515  $27,840      3.49%   1.40%    to     2.35%     6.18%    to    7.17%
December 31, 2005         21,039    1.16409    to    1.27471  $27,938      1.23%   1.40%    to     1.85%     3.99%    to    4.46%
December 31, 2004         16,343    1.11728    to    1.22048  $19,172      1.11%   1.40%    to     1.80%     6.96%    to    7.40%
December 31, 2003          7,915    1.04299    to    1.05346  $ 8,418      1.32%   1.40%    to     1.65%    14.60%    to   14.88%
December 31, 2002          4,473    0.91013    to    0.91698  $ 4,088      0.25%   1.40%    to     1.65%    -7.41%    to   -7.17%

                                                     PRUDENTIAL SP BALANCED ASSET ALLOCATION PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         42,592    1.20428    to   11.55811  $70,630      2.62%   1.40%    to     2.35%     8.15%    to    9.17%
December 31, 2005         45,670    1.10537    to    1.38790  $67,604      0.81%   1.40%    to     1.85%     5.66%    to    6.13%
December 31, 2004         30,709    1.04368    to    1.30793  $37,367      0.62%   1.40%    to     1.75%     9.18%    to    9.55%
December 31, 2003         13,244    0.95450    to    1.00219  $13,788      0.84%   1.40%    to     1.65%    20.87%    to   21.18%
December 31, 2002          5,852    0.78925    to    0.82711  $ 4,659      0.00%   1.40%    to     1.65%   -13.12%    to  -12.90%

                                                      PRUDENTIAL SP GROWTH ASSET ALLOCATION PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006         25,947    1.12704    to   11.97192  $50,984      1.87%   1.40%    to     2.35%    10.30%    to   11.34%
December 31, 2005         28,438    1.01435    to    1.48911  $48,063      0.52%   1.40%    to     1.85%     7.26%    to    7.74%
December 31, 2004         20,304    0.94337    to    1.38211  $24,855      0.34%   1.40%    to     1.80%    11.07%    to   11.50%
December 31, 2003          8,135    0.84789    to    0.93897  $ 7,825      0.55%   1.40%    to     1.65%    26.19%    to   26.51%
December 31, 2002          4,542    0.67156    to    0.74221  $ 3,121      0.00%   1.40%    to     1.65%   -18.61%    to  -18.40%

                                       A50

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                                PRUDENTIAL SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          3,647    1.03769    to    1.77768  $ 5,938      1.87%   1.40%    to     1.75%    12.31%    to   12.70%
December 31, 2005          3,702    0.92254    to    1.57741  $ 5,285      0.16%   1.40%    to     1.75%     8.58%    to    8.97%
December 31, 2004          3,055    0.84838    to    1.44765  $ 3,959      0.05%   1.40%    to     1.75%    12.79%    to   13.17%
December 31, 2003          1,400    0.75107    to    0.87556  $ 1,452      0.01%   1.40%    to     1.60%    30.69%    to   30.95%
December 31, 2002            413    0.57468    to    0.66861  $   248      0.00%   1.40%    to     1.60%   -23.39%    to  -23.24%

                                                       PRUDENTIAL SP INTERNATIONAL GROWTH PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          3,624    0.87888    to    2.12789  $ 5,794      1.80%   1.35%    to     1.80%    18.92%    to   19.44%
December 31, 2005          3,396    0.73762    to    1.78245  $ 4,577      0.55%   1.35%    to     1.80%    14.33%    to   14.85%
December 31, 2004          2,719    0.64383    to    1.55290  $ 3,018      0.18%   1.35%    to     1.80%    14.47%    to   14.98%
December 31, 2003          1,773    0.56134    to    1.05634  $ 1,345      0.00%   1.35%    to     1.80%    37.11%    to   37.73%
December 31, 2002          1,097    0.40856    to    0.57153  $   486      0.00%   1.35%    to     1.65%   -23.82%    to  -23.60%

                                                        PRUDENTIAL SP INTERNATIONAL VALUE PORTFOLIO
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          4,332    1.20011    to    2.01320  $ 7,709      1.34%   1.40%    to     1.80%    26.81%    to   27.32%
December 31, 2005          3,678    0.94447    to    1.58122  $ 4,989      0.42%   1.40%    to     1.80%    11.77%    to   12.21%
December 31, 2004          3,232    0.84346    to    1.40924  $ 3,812      0.36%   1.40%    to     1.80%    13.76%    to   14.21%
December 31, 2003          1,902    0.74002    to    1.02601  $ 1,703      0.64%   1.40%    to     1.65%    25.30%    to   25.62%
December 31, 2002          1,162    0.59035    to    0.69085  $   700      0.00%   1.40%    to     1.65%   -18.52%    to  -18.31%

                                                                EVERGREEN VA BALANCED FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             12    1.31026    to    1.31026  $    16      2.47%   1.75%    to     1.75%     7.96%    to    7.96%
December 31, 2005             12    1.21366    to    1.21366  $    14      5.88%   1.75%    to     1.75%     3.48%    to    3.48%

                                                                 EVERGREEN VA GROWTH FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006              7    1.72118    to    1.72118  $    12      0.00%   1.75%    to     1.75%     9.13%    to    9.13%
December 31, 2005              7    1.57716    to    1.57716  $    11      0.00%   1.75%    to     1.75%     4.70%    to    4.70%
December 31, 2004              2    1.50638    to    1.50638  $     3      0.00%   1.75%    to     1.75%    11.90%    to   11.90%

                                                                  EVERGREEN VA OMEGA FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            243    1.49266    to    1.50745  $   363      0.00%   1.50%    to     1.75%     4.20%    to    4.46%
December 31, 2005            310    1.43256    to    1.44315  $   444      0.21%   1.50%    to     1.75%     2.06%    to    2.32%
December 31, 2004            308    1.40369    to    1.41046  $   433      0.00%   1.50%    to     1.75%     5.37%    to    5.62%
December 31, 2003             98    1.33214    to    1.33535  $   131      0.00%   1.50%    to     1.75%     2.75%    to    2.79%

                                                             EVERGREEN VA SPECIAL VALUES FUND
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            127    1.92092    to    1.93974  $   246      0.77%   1.50%    to     1.75%    19.46%    to   19.76%
December 31, 2005            133    1.60796    to    1.61969  $   215      1.09%   1.50%    to     1.75%     8.86%    to    9.13%
December 31, 2004            122    1.47705    to    1.48416  $   180      1.86%   1.50%    to     1.75%    18.31%    to   18.60%
December 31, 2003              9    1.25143    to    1.25143  $    11      1.08%   1.50%    to     1.50%     6.21%    to    6.21%

                                             EVERGREEN INTERNATIONAL EQUITY FUND (AVAILABLE DECEMBER 5, 2003)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             28   16.88024    to   17.00827  $   469      3.74%   1.50%    to     1.75%    21.05%    to   21.35%
December 31, 2005             28   13.94505    to   14.01626  $   387      2.49%   1.50%    to     1.75%    14.01%    to   14.29%
December 31, 2004             23   12.23173    to   12.26411  $   281      1.99%   1.50%    to     1.75%    17.16%    to   17.45%
December 31, 2003              1   10.44021    to   10.44021  $    15      0.96%   1.75%    to     1.75%     4.51%    to    4.51%

                                           EVERGREEN VA FUNDAMENTAL LARGE CAP FUND (AVAILABLE DECEMBER 5, 2003)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             33   13.23816    to   13.33854  $   439      1.28%   1.50%    to     1.75%    10.74%    to   11.01%
December 31, 2005             33   11.95425    to   12.01541  $   398      1.01%   1.50%    to     1.75%     7.14%    to    7.41%
December 31, 2004             28   11.15728    to   11.18687  $   310      1.64%   1.50%    to     1.75%     7.33%    to    7.60%
December 31, 2003             11   10.39518    to   10.39594  $   110      0.53%   1.65%    to     1.75%     4.81%    to    4.81%

                                        AST ALLIANCEBERNSTEIN GROWTH & INCOME PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             29   11.82341    to   11.87604  $   339      0.72%   1.50%    to     1.75%    15.26%    to   15.54%
December 31, 2005         11,426   10.26647    to   10.27867  $   117      0.00%   1.50%    to     1.65%     2.11%    to    2.23%

                                         AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             32   11.85903    to   11.91171  $   365      1.33%   1.50%    to     1.75%    14.85%    to   15.13%
December 31, 2005             18   10.32542    to   10.34593  $   181      0.00%   1.50%    to     1.75%     2.57%    to    2.78%

                                       A51

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                       AST AMERICAN CENTURY STRATEGIC BALANCED PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             12   11.11094    to   11.18026  $   132      0.69%   1.40%    to     1.75%     7.79%    to    8.16%
December 31, 2005              5   10.31658    to   10.33700  $    51      0.00%   1.40%    to     1.65%     2.74%    to    2.94%

                                              AST COHEN & STEERS REALTY PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             53   16.13799    to   16.23834  $   832      0.84%   1.40%    to     1.75%    34.39%    to   34.85%
December 31, 2005             19   12.00823    to   12.04155  $   227      0.00%   1.40%    to     1.75%    18.34%    to   18.67%

                                                AST GLOBAL ALLOCATION PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006              3   11.64691    to   11.64691  $    38      2.23%   1.50%    to     1.50%     9.50%    to    9.50%
December 31, 2005              2   10.63623    to   10.64464  $    23      0.00%   1.40%    to     1.50%     6.20%    to    6.28%

                                               AST DEAM LARGE-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             52   12.80982    to   12.88954  $   601      0.43%   1.40%    to     1.75%    19.64%    to   20.05%
December 31, 2005              4   10.70700    to   10.72814  $    43      0.00%   1.50%    to     1.75%     6.17%    to    6.38%

                                              AST DEAM SMALL-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006              8   10.91273    to   10.98080  $    85      0.00%   1.40%    to     1.75%     5.91%    to    6.27%
December 31, 2005              5   10.30402    to   10.33264  $    56      0.00%   1.40%    to     1.75%     2.93%    to    3.21%

                                               AST DEAM SMALL-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             19   11.80116    to   11.87455  $   216      0.25%   1.40%    to     1.75%    17.90%    to   18.30%
December 31, 2005             11   10.00979    to   10.03757  $   105      0.01%   1.40%    to     1.75%    -0.35%    to   -0.08%

                                                    AST HIGH YIELD PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            116   10.68405    to   10.75063  $ 1,243      7.09%   1.40%    to     1.75%     8.46%    to    8.83%
December 31, 2005             74    9.85089    to    9.87825  $   726      0.10%   1.40%    to     1.75%    -1.26%    to   -0.99%

                                           AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             56   12.15183    to   12.22751  $   650      0.00%   1.40%    to     1.75%    10.97%    to   11.36%
December 31, 2005             35   10.95012    to   10.98052  $   385      0.00%   1.40%    to     1.75%     9.52%    to    9.82%

                                                  AST MID-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             30   11.61572    to   11.68807  $   333      0.38%   1.40%    to     1.75%    12.28%    to   12.67%
December 31, 2005             13   10.34492    to   10.37369  $   137      0.00%   1.40%    to     1.75%     2.78%    to    3.07%

                                                 AST SMALL-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)


December 31, 2006             39   12.55205    to   12.63027  $   443      0.18%   1.40%    to     1.75%    17.99%    to   18.39%
December 31, 2005              7   10.63867    to   10.66828  $    73      0.00%   1.40%    to     1.75%     5.87%    to    6.17%

                                        AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             43   11.62213    to   11.69442  $   467      0.00%   1.40%    to     1.75%     8.10%    to    8.48%
December 31, 2005             14   10.75090    to   10.78065  $   150      0.05%   1.40%    to     1.75%     7.16%    to    7.45%

                                           AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             55   11.04128    to   11.11019  $   596      0.00%   1.40%    to     1.75%     4.45%    to    4.81%
December 31, 2005             40   10.57054    to   10.60000  $   428      0.00%   1.40%    to     1.75%     5.72%    to    6.01%

                                                 AST LARGE-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             89   12.28149    to   12.35800  $ 1,051      0.63%   1.40%    to     1.75%    16.43%    to   16.83%
December 31, 2005             50   10.54870    to   10.57804  $   523      0.00%   1.40%    to     1.75%     4.68%    to    4.97%

                                            AST LORD ABBETT BOND-DEBENTURE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             93   10.72896    to   10.79596  $   995      4.48%   1.40%    to     1.75%     7.92%    to    8.29%
December 31, 2005             64    9.94204    to    9.96176  $   638      0.14%   1.50%    to     1.75%    -0.57%    to   -0.37%

                                              AST MARSICO CAPITAL GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            123   11.48278    to   11.55444  $ 1,367      0.04%   1.40%    to     1.75%     5.40%    to    5.76%
December 31, 2005             68   10.89480    to   10.92526  $   739      0.00%   1.40%    to     1.75%     7.59%    to    7.89%

                                                    AST MFS GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             29   11.58767    to   11.63919  $   317      0.00%   1.50%    to     1.75%     7.78%    to    8.05%
December 31, 2005             10   10.75107    to   10.77243  $   103      0.00%   1.50%    to     1.75%     7.12%    to    7.33%

                                       A52

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                         AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             51   12.69768    to   12.77698  $   607      0.00%   1.40%    to     1.75%    12.10%    to   12.49%
December 31, 2005             16   11.32716    to   11.35869  $   185      0.00%   1.40%    to     1.75%    12.65%    to   12.96%

                                          AST NEUBERGER BERMAN MID-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             94   11.83925    to   11.91306  $ 1,084      0.39%   1.40%    to     1.75%     8.85%    to    9.23%
December 31, 2005             55   10.87658    to   10.90682  $   604      0.00%   1.40%    to     1.75%     8.53%    to    8.83%

                                           AST PIMCO LIMITED MATURITY BOND PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            110   10.25413    to   10.31847  $ 1,125      2.74%   1.40%    to     1.75%     2.04%    to    2.39%
December 31, 2005             75   10.04905    to   10.07733  $   756      0.03%   1.40%    to     1.75%     0.50%    to    0.78%

                                           AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             16   12.28871    to   12.34339  $   195      0.90%   1.50%    to     1.75%    19.27%    to   19.56%
December 31, 2005              5   10.30367    to   10.32416  $    54      0.00%   1.50%    to     1.75%     2.22%    to    2.43%

                                            AST ALLIANCEBERNSTEIN MANAGED INDEX 500 (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             25   11.50163    to   11.57321  $   272      0.55%   1.40%    to     1.75%    10.67%    to   11.05%
December 31, 2005              6   10.39288    to   10.42169  $    66      0.00%   1.40%    to     1.75%     3.42%    to    3.70%

                                         AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            235   13.34553    to   13.44068  $ 3,031      0.27%   1.40%    to     1.80%    13.82%    to   14.27%
December 31, 2005            125   11.72986    to   11.76236  $ 1,468      0.00%   1.40%    to     1.75%    17.27%    to   17.59%

                                          AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             58   11.30993    to   11.49135  $   656      1.21%   1.50%    to     2.40%     9.86%    to   10.83%
December 31, 2005              5   10.34748    to   10.36801  $    56      0.00%   1.50%    to     1.75%     3.18%    to    3.38%

                                                AST MFS GLOBAL EQUITY PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             31   12.79078    to   12.87030  $   376      0.40%   1.40%    to     1.75%    22.17%    to   22.59%
December 31, 2005             13   10.46963    to   10.49866  $   136      0.00%   1.40%    to     1.75%     5.05%    to    5.34%

                                          AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             69   12.84720    to   12.92733  $   848      0.74%   1.40%    to     1.75%    20.69%    to   21.10%
December 31, 2005             17   10.64502    to   10.67460  $   181      0.00%   1.40%    to     1.75%     7.38%    to    7.67%

                                            AST T. ROWE PRICE GLOBAL BOND PORTFOLIO (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             58    9.86229    to    9.92364  $   580      1.18%   1.40%    to     1.75%     4.45%    to    4.81%
December 31, 2005             26    9.44213    to    9.46839  $   244      0.30%   1.40%    to     1.75%    -5.10%    to   -4.83%

                                          AST AGGRESSIVE ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            201   11.36629    to   11.40838  $ 2,245      0.00%   1.40%    to     1.75%    13.70%    to   14.09%
December 31, 2005             11    9.99667    to    9.99933  $   109      0.00%   1.40%    to     1.75%    -0.02%    to    0.00%

                                        AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          3,861   11.10359    to   11.22130  $42,817      0.00%   1.40%    to     2.40%    11.02%    to   12.11%
December 31, 2005             65   10.00213    to   10.00855  $   652      0.00%   1.50%    to     2.50%     0.04%    to    0.10%

                                           AST BALANCED ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          5,593   10.92810    to   11.04402  $61,064      0.00%   1.40%    to     2.40%     9.15%    to   10.23%
December 31, 2005            190   10.01214    to   10.01855  $ 1,903      0.00%   1.50%    to     2.50%     0.14%    to    0.20%

                                         AST CONSERVATIVE ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006          1,998   10.82085    to   10.93553  $21,644      0.00%   1.40%    to     2.40%     7.97%    to    9.04%
December 31, 2005            140   10.02210    to   10.02853  $ 1,408      0.00%   1.50%    to     2.50%     0.24%    to    0.30%

                                         AST PRESERVATION ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            431   10.57706    to   10.68916  $ 4,569      0.00%   1.40%    to     2.40%     5.44%    to    6.47%
December 31, 2005             33   10.03209    to   10.03852  $   334      0.00%   1.50%    to     2.35%     0.34%    to    0.40%

                                             AST FIRST TRUST BALANCED TARGET PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            337   10.52149    to   10.59531  $ 3,555      0.00%   1.50%    to     2.40%     5.24%    to    5.97%

                                       A53

                                         AT YEAR ENDED                                       FOR YEAR ENDED
                          -------------------------------------------  ---------------------------------------------------------
                                                                NET    INVESTMENT
                           UNITS           UNIT VALUE          ASSETS    INCOME       EXPENSE RATIO**         TOTAL RETURN***
                          (000S)       LOWEST -- HIGHEST       (000S)    RATIO*      LOWEST -- HIGHEST       LOWEST -- HIGHEST
                          ------   -------------------------  -------  ----------  --------------------    ---------------------


                                     AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO (AVAILABLE MARCH 20, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            340   10.42368    to   10.49631  $ 3,547      0.00%   1.50%    to     2.40%     4.26%    to    4.98%

                                               AST ADVANCED STRATEGIES PORTFOLIO (AVAILABLE MARCH 20, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006            461   10.60042    to   10.68200  $ 4,891      0.00%   1.50%    to     2.40%     6.02%    to    6.84%

                                           AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             28   10.45877    to   10.50381  $   290      0.00%   1.15%    to     1.80%     5.22%    to    5.67%

                                                    AST MONEY MARKET PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             17   10.20125    to   10.24522  $   173      3.26%   1.15%    to     1.80%     2.02%    to    2.45%

                                                  AST SMALL-CAP GROWTH PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006              4    9.90555    to    9.94820  $    39      0.00%   1.15%    to     1.80%     0.01%    to    0.43%

                                               AST PIMCO TOTAL RETURN BOND PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             94   10.29524    to   10.33968  $   968      0.00%   1.15%    to     1.80%     3.25%    to    3.69%

                                                 AST INTERNATIONAL VALUE PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             27   10.86090    to   10.90770  $   293      0.00%   1.15%    to     1.80%     8.50%    to    8.96%

                                                AST INTERNATIONAL GROWTH PORTFOLIO (AVAILABLE MAY 1, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             43   10.59814    to   10.64379  $   453      0.00%   1.15%    to     1.80%     6.07%    to    6.52%

                                                GARTMORE GVIT DEVELOPING MARKETS (AVAILABLE MARCH 14, 2005)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006             42   15.94128    to   16.04073  $   676      0.58%   1.40%    to     1.75%    32.27%    to   32.72%
December 31, 2005             14   12.05243    to   12.08600  $   163      0.34%   1.40%    to     1.75%    21.98%    to   22.32%

                                                   AIM V.I. PREMIER EQUITY FUND (EXPIRED APRIL 28, 2006)
                          ------------------------------------------------------------------------------------------------------
December 31, 2006              0    0.00000    to    0.00000        0      1.04%   0.00%    to     0.00%     0.00%    to    0.00%
December 31, 2005          8,898    0.73226    to    1.43289  $12,652      0.80%   1.35%    to     1.65%     3.95%    to    4.24%
December 31, 2004         10,503    0.70444    to    1.37519  $14,332      0.45%   1.35%    to     1.65%     4.07%    to    4.36%
December 31, 2003         11,968    0.67689    to    1.31839  $15,643      0.30%   1.35%    to     1.65%    23.07%    to   23.42%
December 31, 2002         13,841    0.55001    to    1.06879  $14,685      0.31%   1.35%    to     1.65%   -31.40%    to  -31.19%



            ---------------
            * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

            ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

            *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for

                                       A54

EACH OF THE FIVE YEARS IN THE PERIOD ENDED DECEMBER 31, 2006 OR FROM THE EFFECTIVE DATE OF THE SUBACCOUNT THROUGH THE END OF THE REPORTING PERIOD. PRODUCT DESIGNS WITHIN A SUBACCOUNT WITH AN EFFECTIVE DATE DURING 2006 WERE EXCLUDED FROM THE RANGE OF TOTAL RETURN FOR 2006.

            A.  MORTALITY RISK AND EXPENSE RISK CHARGES

            The mortality risk and expense risk charges are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through the reduction in unit values.

            B.  ADMINISTRATION CHARGE

            The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the redemption of units.


                                                     MORTALITY &
                                                   EXPENSE CHARGE
                                                    WITH LIFETIME
                                     MORTALITY &    5 OR HIGHEST
                                       EXPENSE     DAILY LIFETIME   SPOUSAL LIFETIME   ADMINISTRATION
                                       CHARGE:       5 OPTIONS:         5 OPTION:          CHARGE:
CONTRACTS:                           -----------   --------------   ----------------   --------------


Strategic Partners Annuity One
     Basic.........................      1.40%          0.00%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.60%          0.00%               NA                NA
     GMDB with-Greater of Roll Up
       and Step Up.................      1.70%          0.00%               NA                NA
Strategic Partners Annuity One
  Enhanced -- Non Bonus Version
     Basic.........................      1.40%          2.00%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.60%          2.20%               NA                NA
     GMDB with Greater of Roll Up
       and Step Up.................      1.70%          2.30%               NA                NA
Strategic Partners Annuity One
  Enhanced -- Bonus Version
     Basic.........................      1.50%          2.10%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.70%          2.30%               NA                NA
     GMDB with Greater of Roll Up
       and Step Up.................      1.80%          2.40%               NA                NA
Strategic Partners Annuity One
  Enhanced III -- Non Bonus Version
     Basic.........................      1.40%          2.00%             2.15%               NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.65%          2.25%               NA                NA
Strategic Partners Annuity One
  Ehnanced III -- Bonus Version
     Basic.........................      1.50%          2.10%             2.25%               NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.75%          2.35%               NA                NA
Strategic Partners Plus
     Basic.........................      1.40%          0.00%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.60%          0.00%               NA                NA
     GMDB with Step Up and Roll
       Up..........................      1.70%          0.00%               NA                NA
Strategic Partners Plus
  Enhanced -- Non Bonus Version
     Basic.........................      1.40%          2.00%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.60%          2.20%               NA                NA
     GMDB with Step Up and Roll
       Up..........................      1.70%          2.30%               NA                NA
Strategic Partners Plus
  Enhanced -- Bonus Version
     Basic.........................      1.50%          2.10%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.70%          2.30%               NA                NA
     GMDB with Step Up and Roll
       Up..........................      1.80%          2.40%               NA                NA

                                       A55

                                                     MORTALITY &
                                                   EXPENSE CHARGE
                                                    WITH LIFETIME
                                     MORTALITY &    5 OR HIGHEST
                                       EXPENSE     DAILY LIFETIME   SPOUSAL LIFETIME   ADMINISTRATION
                                       CHARGE:       5 OPTIONS:         5 OPTION:          CHARGE:
CONTRACTS:                           -----------   --------------   ----------------   --------------

Strategic Partners Plus Enhanced
  III -- Non Bonus Version
     Basic.........................      1.40%          2.00%             2.15%               NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.65%          2.25%               NA                NA
Strategic Partners Plus Enhanced
  III -- Bonus Version
     Basic.........................      1.50%          2.10%             2.25%               NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.75%          2.35%               NA                NA
Strategic Partners Select GMDB with
  Step Up and Roll Up..............      1.52%          0.00%               NA                NA
Strategic Partners Advisor
     Basic.........................      1.40%          2.00%               NA                NA
     GMDB with Step Up and Roll
       Up..........................      1.65%          2.25%               NA                NA
Strategic Partners FlexElite
     Basic.........................      1.60%          0.00%               NA                NA
     GMDB Annual Step Up or 5% Roll
       Up..........................      1.80%          0.00%               NA                NA
     GMDB with Greater of Roll Up
       and Step Up.................      1.90%          0.00%               NA                NA
Discovery Select Variable Annuity..      1.25%          0.00%               NA              0.15%
Discovery Choice
     Basic.........................      1.35%          0.00%               NA                NA
     Enhanced......................      1.65%          0.00%               NA                NA
Premier B Series
     Base..........................      1.15%          1.75%             1.90%               NA
     Roll-up & HAV.................      1.65%          2.25%               NA                NA
     HDV...........................      1.65%          2.25%               NA                NA
Premier L Series
     Base..........................      1.50%          2.10%             2.25%               NA
     Roll-up & HAV.................      2.00%          2.60%               NA                NA
     HDV...........................      2.00%          2.60%               NA                NA
Premier X Series
     Base..........................      1.55%          2.15%             2.30%               NA
     Roll-up & HAV.................      2.05%          2.65%               NA                NA
     HDV...........................      2.05%          2.65%               NA                NA


            C.  WITHDRAWAL CHARGES

            A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0% -- 8%. The charge is assessed through the redemption of units.


                                       A56

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

     In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account at December 31, 2006, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2006 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 2, 2007


                                       A57

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)FINANCIAL STATEMENTS

(1)Financial Statements of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2006; the Statements of Operations for the period ended December 31, 2006; the Statements of Changes in Net Assets for the periods ended December 31, 2006 and December 31, 2005; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 10)

(2)Statements of Pruco Life of New Jersey (Depositor) consisting of the Statements of Financial Position as of December 31, 2006 and 2005; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2006, 2005 and 2004; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 10)

(b)EXHIBITS

(1)Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 3)

(2)Agreements for custody of securities and similar investments--Not Applicable.

(3)(a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company of New Jersey (Depositor) (Note 2)

   (b) Form of Selected Broker Agreement used by PIMS (Note 2)

(4)(a) The Prudential Premier Variable Annuity B and L Series individual annuity contract (including schedule pages for each B Series). Note 1)

   (b) The Prudential Premier Variable Annuity B, L, and X Series individual annuity contract (including schedule pages for L and X Series). (Note 1)

   (c) Enhanced Dollar Cost Averaging Rider. (Note 1)

   (d) Enhanced Dollar Cost Averaging Schedule Supplement. (Note 1)

   (e) Guaranteed Minimum Income Benefit Rider. (Note 1)

   (f) Guaranteed Minimum Income Benefit Schedule Supplement. (Note 1)

   (g) Highest Anniversary Value Death Benefit Rider. (Note 1)

   (h) Highest Anniversary Value Death Benefit Schedule Supplement. (Note 1)

   (i) Longevity Credit Rider. (Note 1)

   (j) Guaranteed Minimum Payments Benefit Rider. (Note 1)

   (k) Guaranteed Minimum Payments Benefit Schedule Supplement. (Note 1)

   (l) 403(b) Annuity Endorsement. (Note 1)

   (m) Individual Retirement Annuity Endorsement. (Note 1)

   (n) Roth Individual Retirement Annuity Endorsement. (Note 1)

   (o) Schedule Pages for The Prudential Premier Variable Annuity Bb Series. (Note 10)

(5)(a) Application form for the Contract. (Note 7)

   (b) Election form for Lifetime Five and Spousal Lifetime Five (Note 7)

(6)(a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended February 12, 1998. (Note 5)

   (b) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 6)

(7)Contract of reinsurance in connection with variable annuity contracts. (Note
   1)

(8)Other material contracts performed in whole or in part after the date the registration statement is filed:

   (a) Form of Fund Participation Agreement. (Note 4)

   (b) Sample Rule 22C-2 Agreement. (Note 9)

(9)Opinion of Counsel. (Note 7)

(10)Written Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 10)

(11)All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12)Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13)Powers of Attorney.

   David R. Odenath, Jr., James J. Avery Jr., Helen M. Galt, Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr (Note 10)
--------

(Note 1) Incorporated by reference to Form N-4, Registration No. 333-131035, filed January 13, 2006 on behalf of the Pruco Life of New Jersey
          Flexible Premium Variable Annuity Account.
(Note 2)  Incorporated by reference to Post-Effective Amendment No. 4 to Form
          N-4 Registration No. 333-18117, filed April 16, 1999, on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity
          Account.
(Note 3) Incorporated by reference to Form N-4, Registration No. 333-18113, filed December 18, 1996 on behalf of the Pruco Life of New Jersey
          Flexible Premium Variable Annuity Account.
(Note 4) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium
          Variable Annuity Account.
(Note 5)  Incorporated by reference to Post-Effective Amendment No. 12 to Form
          S-1, Registration No. 33-20018, filed on April 16, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 6) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey
          Variable Appreciable Account.
(Note 7)  Incorporated by reference to Pre-Effective Amendment No. 1, Form N-4,
          Registration No. 333-131035, filed April 14, 2006 on behalf of Pruco
          Life of New Jersey Flexible Premium Variable Annuity Account.
(Note 8)  Incorporated by reference to Post-Effective Amendment No. 1, Form
          N-4, Registration No. 333-131035, filed October 6, 2006 on behalf of
          Pruco Life of New Jersey Flexible Premium Variable Annuity Account.
(Note 9)  Incorporated by reference to Post-Effective Amendment No.3, Form N-4,
          Registration No, 333-131035, filed April 19, 2007 on behalf of Pruco
          Life of New Jersey Flexible Premium Variable Annuity Accounts.
(Note 10) Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Pruco Life of New Jersey are listed below:

              Name and Principal        Position and Offices
              Business Address          with Depositor
              ------------------        --------------
              James J. Avery, Jr....... Vice Chairman and
                                        Director
              213 Washington Street....
              Newark, NJ 07102-2992....

              Tucker I. Marr........... Chief Financial Officer
                                        and
              Chief Accounting Officer
              213 Washington Street....
              Newark, NJ 07102-2992....

              Helen M. Galt............ Director, Senior Vice
              213 Washington Street.... President and Chief
              Newark, NJ 07102-2992.... Actuary

              Bernard J. Jacob......... Treasurer and Director
              213 Washington Street....
              Newark, NJ 07102-2992....

              Scott D. Kaplan.......... Director, President and
                                        Chief Executive Officer
              213 Washington Street....
              Newark, NJ 07102-2992....

              Thomas C. Castano........ Chief Legal Officer and
                                        Secretary
              213 Washington Street....
              Newark, NJ 07102-2992....

              Kent D. Sluyter.......... Senior Vice President
              213 Washington Street....
              Newark, NJ 07102-2992....

              Kenneth S. Solon          Senior Vice President
              213 Washington Street....
              Newark, NJ 07102-2992....

              Philip J. Grigg.......... Senior Vice President
              213 Washington Ave.......
              Newark, NJ 07102-2992....

              James M. O'Connor........ Senior Vice President
                                        and Actuary
              200 Wood Avenue South....
              Iselin, NJ 08830-2706....

              David R. Odenath, Jr..... Director
              751 Broad Street.........
              Newark, NJ 07102-3777....

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a corporation organized under the laws of New Jersey, is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc., a New Jersey insurance holding company.

Pruco Life of New Jersey may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Single Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant), the Pruco Life of New Jersey Modified Guaranteed Annuity Account and the Pruco Life of New Jersey Variable Real Property Account (separate accounts of Pruco Life of New Jersey)

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, a Delaware Statutory trust. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund in three of its separate accounts. The Prudential Series Fund and

Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life of New Jersey may also be deemed to be under common control with other insurers that are direct or indirect subsidiaries of Prudential Financial, Inc. and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21 of the Annual Report on Form 10-K of Prudential Financial, Registration
No. 001-16707, filed February 28, 2007 the text of which is hereby incorporated.

ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in
Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a)Prudential Investment Management Services LLC (PIMS)

PIMS is distributor for Cash Accumulation Trust, Nicholas-Applegate Fund, Inc., (Nicholas-Applegate Growth Equity Fund), Dryden California Municipal Fund, Jennison Blend Fund, Inc., Dryden Global Total Return Fund, Inc., Dryden Government IncomeFund,Inc., Dryden Government Securities Trust, Dryden High Yield Fund, Inc., Dryden Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., MoneyMart Assets, Inc., Dryden Municipal Bond Fund, Dryden National Municipals Fund, Inc., Jennison
Natural Resources Fund, Inc., Dryden Global Real Estate Fund, Jennison Sector Funds, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Jennison Small Company Fund, Inc., Prudential Tax-Free Money Fund, Inc., Dryden Tax-Managed Funds, Dryden Small-Cap Core Equity Fund, Inc., Dryden Total Return Bond Fund, Inc., Jennison 20/20 Focus Fund, Jennison Mid-Cap Growth
Fund, Inc., Jennison Value Fund, Prudential World Fund, Inc., Target Asset Allocation Funds, Strategic Partners Mutual Funds, Inc., Strategic Partners Opportunity Funds, Strategic Partners Style Specific Funds, The Prudential Investment Portfolios, Inc., The Target Portfolio Trust, The Prudential Series Fund and Advanced Series Trust.

PIMS is also distributor of the following other investment companies: Separate
Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible
Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

(b)Information concerning the directors and officers of PIMS is set forth below:

                            POSITIONS AND OFFICES     POSITIONS AND OFFICES
 NAME (1)                      WITH UNDERWRITER          WITH REGISTRANT
 --------                  ------------------------  ------------------------
 Robert F. Gunia.......... President                 None

 Mark Hastings............ Senior Vice President &
                           Chief Compliance Officer  None

 David Odenath............ Executive Vice President  None
 751 Broad Street
 Newark, NJ 07102

 Scott Sleyster........... Executive Vice President  None
 280 Trumbull Street
 Hartford, CT 06103

 Stephen Pelletier........ Executive Vice President  None

 Bernard B. Winograd...... Executive Vice President  None

 Edward P. Baird.......... Executive Vice President  None

 Michael J. McQuade....... Senior Vice President,    None
                           Comptroller and
                           Chief Financial Officer

 Peter J. Boland.......... Senior Vice President     None
                           and Director Of
                           Operations

 Mark Salvacion........... Senior Vice President,    None
                           Secretary and Chief
                           Legal Officer

--------
(1)The address of each person named is 100 Mulberry Street, Newark, New Jersey 07102 unless otherwise noted.

(c)Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.

                                               Net Underwriting
                                                Discounts and   Compensation on  Brokerage
Name of Principal Underwriter                    Commissions      Redemption    Commissions Compensation
-----------------------------                  ---------------- --------------- ----------- ------------
Prudential Investment Management Services, LLC    $3,679,942         $-0-          $-0-         $-0-

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a)Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c)Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e)Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf on this 13th day of July, 2007.

    THE PRUCO LIFE of NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                  Registrant

By: Pruco Life Insurance Company of New Jersey

Attest: /s/ Thomas C. Castano               /s/ Scott D. Kaplan
        ----------------------------------  ----------------------------------
        Thomas C. Castano                   Scott D. Kaplan
        Secretary                           President

                                  SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                              Signature and Title

                 *
-----------------------------------
JAMES J. AVERY JR.
VICE CHAIRMAN AND DIRECTOR          Date: July 13, 2007

                 *                  *By: /s/ Thomas C. Castano
-----------------------------------      ----------------------------------
SCOTT D. KAPLAN                          THOMAS C. CASTANO
PRESIDENT AND DIRECTOR                   (ATTORNEY-IN-FACT)

                 *
-----------------------------------
TUCKER I. MARR
VICE PRESIDENT, AND CHIEF FINANCIAL
OFFICER

                 *
-----------------------------------
BERNARD J. JACOB
DIRECTOR

                 *
-----------------------------------
HELEN M. GALT
DIRECTOR

                 *
-----------------------------------
DAVID R. ODENATH, JR.
DIRECTOR
--------
*  Executed on behalf of those indicated pursuant to Power of Attorney

                                   EXHIBITS

Exhibit 4(o)  Schedule pages for the Premier Variable Annuity Bb Series.

Exhibit 10  Consent of Independent Registered Public Accounting Firm

Exhibit 13  Powers of Attorney.